Facilities Agreement

relating to
Two Degrees Mobile Limited

Two Degrees Mobile Limited and Two Degrees New Zealand Limited
Original Borrowers
and
The financial institutions listed in schedule 2
Lenders
and
Bank of New Zealand
Facility Agent
and
Bank of New Zealand
Security Trustee
and
Bank of New Zealand and ING Bank N.V., Singapore Branch
Mandated Lead Arrangers
Dated August 2015

BELL GULLY
AUCKLAND VERO CENTRE, 48 SHORTLAND STREET
PO BOX 4199, AUCKLAND 1140, OX CP20509, NEW ZEALAND
TEL6499168800 FAX6499166801

BELL GULLY

Contents

1.	Interpretation	3

2.	Facilities	34

3.	Ancillary Facilities	35

4.	Lenders	38

5.	Conditions precedent	38

6.	Advances	40

7.	Interest	41

8.	Fees	42

9.	Repayment and prepayment	43

10.	Cancellation	45

11.	Representations and warranties	46

12.	Undertakings	50

13.	Default	64

14.	Changes in circumstances	67

15.	Payments	71

16.	Taxes	73

17.	Default Interest	75

18.	Set off	76

19.	Sharing	76

20.	Relationship of Lenders to Facility Agent and Mandated Lead Arrangers	77

21.	Amendments and waivers	82

22.	Indemnities	83

23.	Assignment and transfer	84

24.	Guarantee	88

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25.	Change to Obligors	91

26.	Notices	94

27.	Costs and expenses	96

28.	Evidence of debt	97

29.	Waivers and amendments	98

30.	Confidentiality	98

31.	General	99

32.	Governing law	100

ii

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This Facilities Agreement is made on 5 August 2015

between	(1)	Two Degrees Mobile Limited (company number 1117222) and Two Degrees New Zealand Limited (formerly Snap Limited) (company number 1607458) (Original Borrowers)

and	(2)	The financial institutions listed in schedule 2 (Lenders)

and	(3)	Bank of New Zealand (company number 428849) (Facility Agent)

and	(4)	Bank of New Zealand (company number 428849) (Security Trustee)

and	(5)	Bank of New Zealand (company number 428849) and ING Bank N.V., Singapore Branch (Mandated Lead Arrangers)

Introduction

The Lenders have agreed to make available to the Borrowers facilities of (in aggregate) up to NZ$200,000,000 upon the terms and subject to the conditions contained in this agreement.

It is agreed

1.	Interpretation

1.1	Definitions

Jn this agreement, unless the context otherwise requires:

Accession Deed means a deed substantially in the form set out in schedule 9.

Accounting Standards means generally accepted accounting practice as defined in section 3 of the Financial Reporting Act 1993, including any International Financial Reporting Standards required to be applied in New Zealand.

Acquisition/Disposal Threshold Amount means, at any time, the lower of: (a) NZ$5,000,000; and

(b)	7.5% of EBITDA for the most recent Financial Year.

Additional Borrower means a company which becomes an additional Borrower in accordance with clause 25.1.

Additional Guarantor means a company which becomes an additional Guarantor in accordance with clause 25.3.

Adjusted EBITDA means in respect of any 12 month period an amount equal to:

(a)	EBITDA for that 12 month period; plus

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(a)	Debt on that date;

by

(b)	Adjusted EBITDA for the 12 month period endingon that date.

Advance means, in relation to a Facility, an advance made or to be made by the Lenders under that Facility, or, as the context may require, the principal amount thereof for the time being outstanding.

Agreed Capital Expenditure means, in relation to any Financial Year, the amount(s) noted as being set aside for Capital Expenditure in the Annual Business Plan for that Financial Year (which shall include details of the timing in which that Capital Expenditure is to be incurred in that Financial Year) provided such amount(s) are agreed by the Majority Lenders in writing (such agreement not to be unreasonably withheld or delayed.)

Agreed Permitted Trilogy Close-out Payments means a payment by the Company to Trilogy (or, if directed by Trilogy, to a third party (including, for the avoidance of doubt Wells Fargo N.A.)) In an amount not exceeding NZ$2,500,000(or its equivalent) as a result of the close- out or term in aiot n or similar of all remaining transactions under and in relation to the Trilogy Hedge Agreement. Such payment shall be determined on a net basis taking into account any receipt or receipts by the Company from Trilogy (or, on Trilogy's account from a third party (including, for the avoidance of doubt, Wells Fargo N.A.)) in connection with the same.

Ancillary Commitment means, in relation to an Ancillary Facility, the amount which the relevant Facility C Lender has agreed (whether or not subject to satisfaction of conditions precedent) to make available from time to time under that Ancillary Facility and which has been authorised as such under clause 3, to the extent that amount is not cancelled or reduced under this agreement or the Ancillary Documents relating to that Ancillary Facility.

Ancillary Document means each document relating to or evidencing the terms of an Ancillary Facility.

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Ancillary Facility means any ancillary facility made available by a Facility C Lender in accordance with clause 3.

Ancillary Outstandings means, at any time, in relation to an Ancillary Facility, the aggregate of the following amounts outstanding under that Ancillary Facility:

(a)

the principal amount under each overdraft facility and on-demand short term loan facility (net of any credit balances on any account of a Borrower of an Ancillary Facility with the relevant Facility C Lender making available that Ancillary Facility to the extent that such credit balance is freely available to be set-off by that Facility C Lender against liabilities owed to it by that Borrower under that Ancillary Facility);

(b)

the face amount of each guarantee, bond and letter of credit under that Ancillary Facility (as reduced by a payment or repayment to the relevant Facility C Lender of the whole or the relevant portion of the face amount of the guarantee, bond or letter of credit or reduced by the relevant Borrower providing cash cover to that Facility C Lender for that guarantee, bond or letter of credit); and

(c)

the amount fairly representing the aggregate exposure (excluding interest and similar charges) of the relevant Facility C Lender under each other type of accommodation provided under that Ancillary Facility, in each case as determined by the relevant Facility C Lender, acting reasonably in accordance with the relevant Ancillary Document.

Annual Business Plan means, in relation to a Financial Year, the business plan of the Group for that Financial Year provided to the Facility Agent in accordance with clause 12.1 (a)(ii) incorporating, among other things, forecast financial statements for that Financial Year and sufficient information to enable the Facility Agent to calculate the financial covenants contained in clauses 12.3(a) and clause 12.3(b) on a look forward basis, in a form acceptable to the Majority Lenders.

Arrangement Fee Letter means the arrangement fee letter dated on or about the date of this agreement between the Company and each Mandated Lead Arranger.

Authorised Signatories means, in relation to a Borrower (or another Obligor), any persons nominated by that Borrower (or Obligor) as its authorised signatories for the purposes of this agreement by notice to the Facility Agent accompanied by specimen signatures of those persons.

Availability Period means:

(a)	in relation to Facility A, the period commencing on (and including) Financial Close and ending on (and including) the date that is 5 Business Days after the date of Financial Close; and

(b)	in relation to Facility Band Facility C (and each Ancillary Facility), the period commencing on (and including) Financial Close and ending on the Business Day prior to the Final Repayment Date.

Available Commitment means, at any time and in relation to Facility A, Facility B or Facility C and a Lender, that Lender's Commitment in relation to that Facility at that time less its participation in any outstanding Advances under that Facility at that time.

Basel Ill means:

(a)

the agreements on capital requirements, a leverage ratio and liquidity standards contained in "The Basel Committee's response to the financial crisis: report to the G20", Basel Ill: A global regulatory framework for more resilient banks and banking

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systems:, "Basel Ill: International framework for liquidity risk measurement, standards and monitoring" and "Guidance for national authorities operating the countercyclical capital buffer published by the Basel Committee on Banking Supervision in December 2010, each as amended, supplemented or restated;

(b)

the rules for global systemically important banks contained in "Global systemically important banks: assessment methodology and the additional loss absorbency requirement - Rules text' published by the Basel Committee on Banking Supervision in November 2011, as amended, supplemented or restated; and

(c)	any further guidance or standards published by the Basel Committee on Banking Supervision relating to "Basel Ill".

Base Rate means, in relation to a particular period (specified period) other than a period of 1 to 29 days, either:

(a)	the Screen Rate;

(b)	if no Screen Rate is available for that specified period, the Interpolated Screen Rate for that period; or

(c)

if there is no Screen Rate and it is not possible to calculate an Interpolated Screen Rate for that specified period, then the average of the rates quoted by three Reference Banks as being their respective buy rates for such bank-accepted Bills at or about that time on that date, in each case as determined by the Facility Agent provided that if, in any such case, that rate is less than zero, the Base Rate shall be deemed to be zero.

In the case of a period of 1 to 29 days, the Base Rate means the rate per annum determined by the Facility Agent (acting on the instructions of all Lenders, acting in good faith), to be the weighted average cost of funds of the Lenders funding the relevant Advance for the specified period.

Bill means a "bill of exchange" as defined in the Bills of Exchange Act 1908 (NZ).

Borrower means each Original Borrower and each Additional Borrower that has not ceased to be a Borrower in accordance withclause25.2.

Break Costs means the amount (if any) by which:

(a)

the interest {excluding the Margin) which a Lender should have received for the period from the date of receipt of all or any part of its participation in an Advance to the last day of the current Interest Period in respect of that Advance, had the principal amount received been paid on the last day of that Interest Period;

exceeds:

(b)

the amount which that Lender would be able to obtain by placing an amount equal to the principal amount received by it on deposit with a leading bank in the relevant interbank market for a period starting on the Business Day following receipt or recovery and ending on the last day of the current Interest Period.

It is an amount payable in lieu of interest which would otherwise have been paid.

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Business Day means a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for business in Auckland, Wellington, Sydney and Singapore.

Capital Expenditure means any expenditure which would in accordance with Accounting Standards be treated as capital expenditure in the audited consolidated financial statements of the Group, including (to the extent treated as capital expenditure in the audited consolidated financial statements of the Group) expenditure on the acquisition, development, maintenance, refurbishment or upgrading (including the purchase of new assets to replace obsolete assets) of capital assets (including equipment, machinery, fixed assets, real property investments, Spectrum Management Rights and Licences, other rights, other licences and improvements), any costs incurred in connection with that expenditure and any other payment for costs and expenses of a capital nature.

Cash means, at any time, cash in hand or at the bank to which a member of the Guaranteeing Group is beneficially entitled.

Cash Equivalent Investments means at any time:

(a)

certificates of deposit issued by a bank or financial institution which has a rating of BBB- or higher by Standard & Poor's Rating Services or Fitch Ratings Ltd or Baa3 by Moody's Investor Services Limited;

(b)

any investment in marketable debt obligations issued or guaranteed by a governmental agency or by an instrumentality or agency of any of them having an equivalent credit rating, not convertible or exchangeable to any other security;

(c)	commercial paper not convertible or exchangeable to any other security:

(i)	for which a recognised trading market exists; and

(ii)

which has a credit rating of either A-3 or higher by Standard & Poor's Rating Services or F3 or higher by Fitch Ratings ltd or P-3 or higher by Moody's Investor Services Limited, or, if no rating is available in respect of the commercial paper, the borrower of which has, in respect of its long-term unsecured debt obligations, an equivalent rating;

(d)

any investment in money market funds which (i) have a credit rating of either A-3 or higher by Standard & Poor's Rating Services or F3 or higher by Fitch Ratings Ltd or P- 3 or higher by Moody's Investor Services Limited, (ii) invest substantially all of their assets in securities of the types described in paragraphs (a) to (c) above and can be turned into Cash on not more than 90 days' notice; and

(e)	any other debt security with comparable credit metrics and characteristics (as reasonably determined by the Facility Agent),

to which any member of the Guaranteeing Group is beneficially entitled al that time.

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Change of Control means, in relation to the Company or an Obligor, any person, other than a Shareholder or its Related Bodies Corporate on the date of this agreement becomes the holder or controller whether directly or indirectly and whether through ownership, possession of voting power, contract or otherwise, of more than 50% of the shares in the Company or that Obliger (as the case may be).

Commitment means, in relation to a Lender and Facility A, Facility Band Facility Cat any time, the amount set out opposite its name in relation to that Facility (if any) in schedule 2, in each case at that time (as amended or deemed amended in accordance with this agreement).

Companies Act means the Companies Act 1993.

Company means Two Degrees Mobile Limited (company number 1117222).

Compliance Certificate means a certificate delivered by the Company to the Facility Agent substantially in the form set out in schedule 6.

Crown means Her Majesty the Queen in right of New Zealand.

CRD IV means Directive 2013/36/EU of 26 June 2013 on access to the activity of credit institutions and the prudential supervision of credit institutions and investment firms, amending Directive2002/87/EC and repealing Directive 2006/48/EC and 2006/49/EC.

CRR means Regulation (EU)no. 575/2013 of 26 June 2013 on prudential requirements for credit institutions and investment firms and amending regulation (EU)No. 648/2012.

Debt means, on any date, the aggregate of the aggregate principal amount outstanding under Facility A and Facility B on that date.

Debt Purchase Transaction means, in relation to a person, a transaction where such person:

(a)	purchases by way of assignment or transfer;

(b)	enters into any sub-participation in respect of; or

(c)	enters into any other agreement or arrangement having an economic effect substantially similar to a sub-participation in respect of,

any Commitment or amount outstanding under this agreement.

Debt Service means, for any period, the aggregate of:

(a)	Net Interest Expense of the Guaranteeing Group for that period;

(b)

all scheduled repayments of indebtedness for borrowed money of the Guaranteeing Group during that period other than any scheduled repayments of indebtedness for borrowed money under or in connection with the Subordinated Liabilities (which also excludes, for the avoidance of doubt, any amount (gross or net) payable (and any amount (gross or net) receivable) under the Trilogy Hedge Agreement); and

(c)	the principal component of payments in cash by the Guaranteeing Group under finance leases and similar arrangements .

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Deed of Amendment and Restatement (GSD) means the deed of amendment and restatement dated on or about the date of this agreement between, the Original Borrowers and the Security Trustee.

Director's Certificate means a certificate in substantially the form set out in schedule 4.

Distribution means:

(a)

any dividend, charge, interest, fee, payment or other distribution (whether cash or assets) or redemption, repurchase, defeasance, retirement or repayment on or in respect of any share capital of any Obligor;

(b)	a distribution as defined in section 2 of the Companies Act 1993; or

(c)

any other payment or distribution to a Shareholder of the Company or any Related Body Corporate of such Shareholder (including, for the avoidance of doubt, any payment under or in connection with the Trilogy Hedge Agreement, Trilogy Note Deed and/or the Trilogy Loan Agreement).

Dormant Subsidiary means on any date:

(a)	Florican Tek Services Pty Limited (being a company incorporated in India), provided that the relevant company's:

	(i)	beneficial assets on that date; and

	(ii)	revenue in the 12 month period preceding that date,

does not exceed NZ$100,000; and

(b)	any other Subsidiary of which:

	(i)	the beneficial assets on that date; and

	(ii)	the revenue in the 12 month period preceding that date,

does not exceed NZ$50,000.

Drawdown Date means, in relation to an Advance, the date for the making of that Advance as specified in the relevant Drawdown Request.

Drawdown Request means a request substantially in the form set out in schedule 5.

EBITDA means, for any period, an amount equal to the consolidated earnings of the Guaranteeing Group for that period, as disclosed in the financial statements of the Guaranteeing Group prepared for that period in accordance with Accounting Standards, before any deduction or contribution in respect of (and without double counting):

(a)

Total Interest Expense, Interest Income and interest and other recurring financing costs in respect of indebtedness for borrowed money incurred (on an accruals basis) by a member of the Guaranteeing Group which has accrued and/or capitalised during that period and interest accrued and/or capitalised in relation to Subordinated Liabilities for that period;

(b)	corporate taxes and other taxes on income or gains of the Guaranteeing Group;

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(c)	depreciation, amortisation and impairments of long term assets of the Guaranteeing Group;

(d)

any loss or profit against book value on the disposal of any asset (not being disposals made in the ordinary course of business) during that period and any loss or profit on any revaluation of any asset during that period, in each case by a member of the Guaranteeing Group;

(e)

exceptional, one-off, non-recurring or extraordinary items ("extraordinary items") (to the extent included) provided that, where the aggregate amount of such extraordinary items included in the calculation of EBITDA included in any Compliance Certificate exceeds NZ$1,000,000, the relevant Compliance Certificate is accompanied by a written opinion from the Company's auditor addressed to the Facility Agent (provided further that an auditor's opinion need only be provided once for each such extraordinary item);

(f)

any net profit (or loss) of any member of the Guaranteeing Group which is not wholly owned by the Company but which has been included in the net profit of the Guaranteeing Group (but adding, for all other investments (including non-wholly owned Subsidiaries), cash distributions (including dividends paid in cash, cash interest and/or principal proceeds received from existing or new shareholder loans or convertible notes) sourced from excess operating cash flow of the business or other internally generated cash flow of that investment received by a member of the Guaranteeing Group for that period;

(g)	share based payment expenditure or accruals;

(h)	unrealised losses and gains under derivative transactions and other financial instruments; and

(i)	any one-off, non-recurring fees, costs or expenses:

(ii)

payable under or in connection with the Arrangement Fee Letter, the Arrangement and Underwriting Fee Letter (as defined in the Existing Facility Agreement) or the Facility D Establishment Fee Letter (as defined in the Existing Facility Agreement);

(iii)	(including legal fees) reasonably incurred in the Financial Year ended 31 December 2015 under or in connection with the Finance Documents;

(iv)	reasonably incurred in connection with:

in each case of, or made by, or incurred by, the Guaranteeing Group for that period and without double counting plus (to the extent not already included in the above) an amount

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equal to the operating profit before interest, tax, depreciation and amortisation (to the extent positive and calculated on the same basis as EBITDA) of Two Degrees New Zealand Limited (formerly Snap Limited) for that part (if any) of that period which was prior to its becoming a Group Member.

Environmental Law means a provision of a law or a law, which relates to an aspect of planning, the environment, heritage, health or safety.

Event of Default means any of the events specified in clause 13.1.

Event of Review means any of the events specified in clause 12.6.

Existing Facility Agreement means the NZ$185,000,000 senior facilities agreement dated 7 June 2013 between, amongst others, the Company, certain lenders and Bank of New Zealand as facility agent, mandated lead arranger and, as at the date of this agreement, security trustee, as amended or amended and restated from time to time.

Facilities mean Facility A, Facility B and Facility C, and Facility means any of them.

Facility A means the term loan facility granted by the Facility A Lenders to the Borrowers in this agreement in the amount of the Facility A Amount.

Facility A Amount means NZ$150,000,000 as reduced from time to time in accordance with this agreement.

Facility A Lenders means, at any time, the Lenders set out in schedule 2 as having a Facility A Commitment (as amended or deemed amended in accordance with this agreement) at that time.

Facility Agent means Bank of New Zealand or any replacement facility agent appointed in accordance with this agreement.

Facility Amount means:

(a)	in relation to Facility A, the Facility A Amount;

(b)	in relation to Facility B, the Facility B Amount; and

(c)	in relation to Facility C, the Facility C Amount.

Facility B means the revolving core facility granted by the Facility B Lenders to the Borrowers in this agreement in the amount of the Facility B Amount.

Facility B Amount means NZ$35,000,000 as reduced from time to time in accordance with this agreement.

Facility B Lenders means, at any time, the Lenders set out in schedule 2 as having a Facility B Commitment (as amended or deemed amended in accordance with this agreement) at that time.

Facility C means the revolving credit facility granted by the Facility C Lenders to the Borrowers in this agreement in the amount of the Facility C Amount.

Facility C Amount means NZ$15,000,000 as reduced from time to time in accordance with this agreement.

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Facility C Lenders means, at any time, the Lenders set out in schedule 2 as having a Facility C Commitment (as amended or deemed amended in accordance with this agreement) at that time.

FATCA means:

(a)	sections 1471 to 1474 of the Code or any associated regulations or other official guidance;

(b)

any treaty, law, regulation or other official guidance enacted in any other jurisdiction, or relating to an intergovernmental agreement between the United States of America and any other jurisdiction, which (in either case) facilitates the implementation of paragraph (a) above; or

(c)

any agreement pursuant to the implementation of paragraphs (a) or (b) above with the US Internal Revenue Service, the government of the United States of America or any governmental or taxation authority in any other jurisdiction.

FATCA Application Date means:

(a)

in relation to a "withholdable payment" described in section 1473(1)(A)(i) of the Code (which relates to payments of interest and certain other payments from sources within the United States of America), 1 January 2014;

(b)

in relation to a "withholdable payment" described in section 1473(1)(A)(ii) of the Code (which relates to "gross proceeds" from the disposition of property of a type that can produce interest from sources within the United States of America), 1 January 2017; or

(c)	in relation to a "passthru payment" described in section 1471(d)(7) of the Code not falling within paragraphs (a) or (b) above, 1 January 2017,

or, in each case, such other date from which such payment may become subject to a deduction or withholding required by FATCA as a result of any change in FATCA after the date of this Agreement.

FATCA Deduction means a deduction or withholding from a payment under a Finance Document required by FATCA.

FATCA Exempt Party means a party that is entitled to receive payments free from any FATCA Deduction.

Fee Letters means:

(a)	the Arrangement Fee Letter; and

(b)	the Security Trustee and Agency Fee Letter,

and any other document agreed and designated in writing to be a fee letter by the Company and the Facility Agent.

Final Repayment Date means 30 June 2018.

Finance Documents means:

(a)	this agreement;

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(b)	the Security Documents;

(c)	any Hedge Agreements;

(d)	any Transactional Bank Facility Documents;

(e)	the Fee Letters;

(f)	the Mandate Letter;

(g)	any Ancillary Document;

(h)	any Accession Deed; and

(i)	any Resignation Deed,

and any other document agreed and designated in writing to be a finance document by the Company and the Facility Agent.

Finance Parties means the Lenders, the Mandated Lead Arrangers, the Facility Agent. the Security Trustee, the Transactional Banks and the Hedging Banks.

Financial Close means the date on which the Facility Agent (acting on the instruction of all Lenders) confirms to the Company that it has received, and found to be satisfactory in form and substance, the documents and evidence set out in clause 5.1.

Financial Year means a financial year of the Group ending on its annual balance date, being, unless the Facility Agent otherwise agrees in writing, 31 December in each year.

Free Cash Flow means, for any period, EBITDA for that period adjusted (without double counting) as follows:

(a)	minus the amount of all Net Capital Expenditure paid by a member of the Guaranteeing Group in cash during that period;

(b)	minus all corporate taxes and other taxes on income or gains of the Guaranteeing Group paid by a member of the Guaranteeing Group in cash during that period;

(c)	minus any increase (and plus any decrease) in Net Working Capital for that period.

(d)	minus Debt Service for that period;

(e)	minus all voluntary prepayments under clause9.1 (provided that there is a contemporaneous and equal reduction in the relevant Facility Amounts) during that period;

(f)	minus all mandatory prepaymeents under clause 9.3 during that period;

(i)	minus the amount of any such proceeds that are permitted under clause 9.3(b)(i) to be applied for another purpose and is so applied within any required

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time period or where the time period has not expired as at the end of that period; and

(ii)

plus the amount of any such proceeds received in a previous period that were permitted under clause 9.3(b)(ii) to be applied for another purpose within a required time period that extended into the current period and it was not applied within the required time period;

(h)

to the extent included in EBITDA (and without double counting), plus or minus, as the case may be, the loss or profit against book value arising in favour of a member of the Guaranteeing Group during that period on the disposal of any asset;

(i)

plus or minus, as the case may be, the amount of any cash gain received or cash cost incurred by a member of the Guaranteeing Group in respect of any items referred to in paragraph (e) of the definition of EBITDA (to the extent included) of the Guaranteeing Group in respect of that period;

(j)	after eliminating any non-cash items included in EBITDA for that period and to the extent not dealt with in the preceding paragraphs; and

(k)

after adding back any other items as may be agreed by the Facility Agent in writing acting reasonably (and, without limitation, in forming a view that a particular item is reasonable the Facility Agent may require a written opinion from the Company's auditor addressed to the Facility Agent), in each case paid or received, or otherwise accounted for, by the Guaranteeing Group in respect of that period, but without double counting.

General Security Deed means the composite general security deed dated 7 June 2013 as amended and restated by the Deed of Amendment and Restatement (GSD) between the Obligors and the Security Trustee.

Group means, at any time, the Company and its Subsidiaries at that time.

Group Member means, at any time, any member of the Group at that time.

Group Statement of Financial Position means, on any date, a consolidated statement of financial position prepared as at that date in accordance with the Accounting Standards and on a basis consistent with the most recent audited consolidated financial statements, in each case of the Group or the Guaranteeing Group as applicable.

Group Structure Diagram means the group structure diagram in schedule 8, as amended or updated by the delivery of a new diagram to the Facility Agent under clause 12.1 (d).

GST means a goods and services, value added or similar tax including (without limitation) that is imposed in New Zealand under the Goods and Services Tax Act 1985 (NZ).

Guarantor means, at any time, the Company, Two Degrees New Zealand Limited (formerly Snap Limited) (company number 1607458), each other Obliger and each Additional Guarantor that has not ceased to be a Guarantor in accordance with clause 25.5.

Guaranteeing Group means, at any time:

(a)	if all Subsidiaries of the Company are wholly-owned Subsidiaries and all such wholly owned Subsidiaries are either:

(i)	Guarantors; or

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(ii)	Dormant Subsidiaries,

in each case, at that time, the Group; and

(b)	otherwise, the Company and each Guarantor at that time.

Name of contractual counterparties redacted	Handset Provider means any one or more of or any other seller of mobile handset and/or other equipment, which is, or is to be, used in connection with any Obliger's business.

Hedge Agreement means each hedging agreement and schedule entered into or to be entered into between an Obligor and a Hedging Bank and each confirmation issued pursuant to it.

Hedging Banks has the meaning given to it in the Security Trust and Subordination Deed.

Intellectual Property Rights includes any patent, design, trade mark, copyright, trade secret, confidential information and any right to use, or to grant the use of, or to be registered owner or user of, any of them.

Interest Income means, for a period, all gross interest, fees, discounts, prepayment fees, premiums or charges and other finance payments in the nature of interest in respect of indebtedness for borrowed money received by any member of the Guaranteeing Group during that period.

Interest Payment Date means, in relation to an Interest Period:

(a)	of 3 months or less, the last day of that Interest Period; and

(b)	greater than 3 months, the date 3 months from the commencement date of that Interest Period, each date 3 months thereafter and on the last day of that Interest Period.

Interest Period means, in relation to an Advance, a period selected in accordance with clause 7.3 in respect of that Advance.

Interpolated Screen Rate means, in relation to BKBM and a specified period, the rate which results from interpolating on a linear basis between:

(a)	the applicable Screen Rate for the longest period (for which that Screen Rate is available) which is less than that specified period; and

(b)	the applicable Screen Rate for the shortest period (for which that Screen Rate is available) which exceeds that specified period,

each as of the Specified Time.

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Land means any freehold or leasehold land, any estate or interest in land owned, leased or occupied by (under a tenancy agreement) a Group Member and all buildings, structures and fixtures (including trade fixtures) for the time being on that land.

Lenders means:

(a)	at any time, the banks and financial institutions listed as lenders in schedule 2 (as amended or deemed amended in accordance with this agreement) at that time; and

(b)

where used with reference to a Facility or an Advance (including, without limitation, in respect of payments made by a Borrower in relation thereto), means the banks and financial institutions listed as lenders in schedule 2 (as amended or deemed amended in accordance with this agreement) in relation to that Facility, or the Facility to which that Advance relates at that time, and which in each case has not ceased to be a Lender in accordance with the terms of this agreement and, where at that time there is only one such lender, means that lender.

Lending Branch means, in relation to a Lender, the office or offices through which it is acting for the purposes of this agreement pursuant to clause 23.8.

Leverage Ratio means, on any date, the numerical result produced by dividing:

(a)	Debt on that dale;

by

(b)	EBITDA for the 12month period ending on that date.

Liquidation includes receivership or other appointment of a receiver, receiver and manager, trustee, statutory manager, deregistration, compromise, deed of arrangement, amalgamation, administration, reconstruction, winding up, dissolution, assignment for the benefit of creditors, arrangement or compromise with creditors or bankruptcy.

Line Fee Percentage means:

(a)	for each date during the period from Financial Close until the later of:

	(i)	the date immediately prior to the date falling 3 months after Financial Close; and

	(ii)	the date on which the Compliance Certificate is delivered in respect of the 30 September 2015 Test Date,

(b)

on any date thereafter in respect of each Facility, the Line Fee Percentage determined by reference to the table below based on the relevant Adjusted Leverage Ratio as confirmed in the most recent Compliance Certificate received by the Facility Agent under clause12.1(a)(v), provided that if no Compliance Certificate has been received by the Facility Agent under clause 12.1(a)(v) by the due date for delivery thereof, the Line Fee Percentage in each such case shall be calculated at the highest percentage rate in the table below until such time as the relevant Compliance Certificate is received by the Facility Agent.

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For the avoidance of doubt any change to the Line Fee Percentage shall take effect from the date of receipt by the Facility Agent of the Compliance Certificate that gives rise to that change (or, except in the case of paragraph {a) above, where the proviso above applies, in accordance with that proviso).

Majority Lenders means:

(a)	at any time that there are three or fewer Lenders, all of those Lenders; and

(b)

at any other time, a group of Lenders the aggregate of whose Commitments represent more than sixty six and two thirds percent (66 213%) of the Total Commitments at that time (or, if the Total Commitments have been reduced to zero, a group of Lenders the aggregate of whose Commitments represent more than sixty six and two thirds percent (66 2/3%) of the Total Commitments immediately prior to that reduction).

Mandate Letter means the mandate letter dated 27 May 2015 from the Mandated Lead Arrangers to the Company.

Margin means:

(a)	in respect of an Advance and a Facility and for each Interest Period commencing during the period from Financial Close until the date falling on the later of:

	(i)	the date immediately prior to the date falling 3 months after Financial Close; and

	(ii)	the date on which the Compliance Certificate is delivered in respect of the 30 September 2015 Test Date,

Information relating to pricing redacted	per annum; and

(a)

in respect of an Advance and a Facility and for each Interest Period thereafter, the margin determined by reference to the table below based on the relevant Adjusted Leverage Ratio on the first day of the relevant Interest Period as confirmed in the most recent Compliance Certificate received by the Facility Agent under clause12.1(a)(v), provided that if no Compliance Certificate has been received by the Facility Agent under clause 12.1(a)(v) by the due date for delivery thereof, the Margin in each such case shall be calculated at the highest percentage rate in the table below until such time as the relevant Compliance Certificate is received by the Facility Agent.

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For the avoidance of doubt, any change in the Margin pursuant to this definition shall take effect from the beginning of the next Interest Period that occurs after the receipt by the Facility Agent of the Compliance Certificate that gives rise to the change (or, where the proviso above applies, in accordance with that proviso).

Material Contract means:

Information relating to arrangements with a contractual counterparty redacted

- [redacted]
- [redacted]
- [redacted]

(d) any agreement between an Obligor and any person (other than another Obligor) pursuant to which the costs payable by the Obligor to that person in any Financial Year represent 10% or more of the aggregate of all costs of the Guaranteeing Group in that Financial Year;

Information relating to arrangements with a contractual counterparty redacted

- [redacted]; and

(f) any other agreement agreed in writing between the Company and the Facility Agent to be a Material Contract,

in each case in the form existing as at Financial Close and thereafter as amended or waived in accordance with clause 12.20).

Material Share Plan means:

Information relating to arrangements with individuals redacted

- [redacted]
- [redacted]
- [redacted]

I [redacted]

- [redacted]

- [redacted]

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Net Capital Expenditure means, for any period, the total amount of Capital Expenditure of the Guaranteeing Group for that period, minus:

(a)	Capital Expenditure in respect of that period which is funded from:

	(i)	New Equity;

	(ii)	Free Cash Flow from past periods;

	(iii)	the net proceeds of insurance claims, professional adviser claims or the disposal of capital assets; or

	(iv)	Advances under Facility B (of this agreement) or advances made under Facility A, Facility C or Facility D of the Existing Facilities Agreement; and

(b)

any Capital Expenditure of the Company in relation to the 700 MHz Spectrum in respect of that period arising as a result of the Nomination and Use Arrangements, provided that such Capital Expenditure occurs only as a result of Accounting Standards' treatment of the Nomination and Use Arrangements as a finance lease and provided further that the amount of such Capital Expenditure is limited to that which the Company has not paid and in respect of which there is no legal liability of the Company to pay anyone other than as a Subordinated Liability.

Net Interest Expense means, for any period, Total Interest Expense for that period minus Interest Income for that period.

Net Proceeds means, in relation to any amount received by an Obligor that amount net of all reason able expenses which are incurred by any member of the Group with respect to the event directly giving rise to that receipt to persons who are not members of the Group.

Net Working Capital means, on any date, the amount equal to the aggregate of:

(a)	accounts receivable (less any provision for doubtful debts);

(b)	inventory;

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(c)	sundry debtors and prepayments; and

(d)	other current assets (other than cash),

Jess :

(e)	accounts payable; and

(f)	accrued provisions (but excluding provisions in respect of tax),

of the Guaranteeing Group on that date, each item being referenced to the Group Statement of Financial Position as if one were prepared on that date.

New Equity means:

(a)	the proceeds of subscription for shares in the Company; or

(b)	the proceeds of any financial indebtedness and/or financial accommodation made available by a Shareholder of the Company in the form of Shareholder Debt,

in each case provided after Financial Close.

Nomination and Use Arrangements means the nomination and use arrangements in place between the Company, TIRS and TISP in relation to the acquisition of the 700 MHz Spectrum, as documented in the Nomination and Use Documentation.

Nomination and Use Documentation means:

(a)

the nomination fetter date d 24 October 2013 between the Company, the Crown and TIRS, pursuant to which the Company nominated TIRS as the person to assume all of the Company's rights and obligations in relation to the auction of the 700 MHz Spectrum; and

(b)	the use agreement between the Company and TIRS, pursuant to which TIRS grants the Company an exclusive right to use the 700 MHz Spectrum for a period; and

(c)	the Put/Call Agreement.

NZ$ or NZ Dollars means the lawful currency of New Zealand.

NZ Dollar Equivalent means:

(a)	in relation to an amount of NZ Dollars, that amount; and

(b)

in relation to an amount in any other currency (Foreign Currency), the amount of NZ Dollars determined by the Company in accordance with applicable Accounting Standards as at the relevant time or over the relevant period.

Obligors means the Borrowers and the Guarantors.

Outstanding Money means, at any time, the Principal, interest (including default interest), fees, costs and all other moneys payable by the Borrowers under this agreement and outstanding at that time.

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Permitted Acquisition means:

(a)

an acquisition in the ordinary course of ordinary business of the relevant Obligor (provided that the acquisition of a business (whether assets or shares) is not an acquisition in the 'ordinary course of ordinary business' for the purpose of this paragraph);

(b)	an acquisition in the ordinary course of business of the relevant Obligor as a result of Capital Expenditure provided such Capital Expenditure does not give rise to a breach of clause 12.3(c);

(c)

an acquisition of Spectrum Management Rights and Licences as a result of Capital Expenditure provided such Capital Expenditure does not give rise to a breach of clause 12.3(c) or is funded by New Equity;

(d)	an acquisition of a Permitted Joint Venture;

(e)	an acquisition of Cash or Cash Equivalents;

(f)	an acquisition or redemption of shares in the Company when permitted under paragraph (d) or (e) of the definition of Permitted Distribution;

(g)	an acquisition from another Obliger;

(h)	an acquisition approved by the Facility Agent in writing (acting on the instructions of the Majority Lenders, acting reasonably); and

(i)

any other acquisitions which are not in the ordinary course of ordinary business where the total consideration paid for such acquisitions by all Obligors do not in any Financial Year exceed, in aggregate, the Acquisition/Disposal Threshold Amount.

Permitted Disposal means:

(a)

a disposal in the ordinary course of ordinary business of the relevant Obligor on arm's length terms (provided that, except as provided for in paragraph (h) below) a disposal of receivables in order to generate liquidity and/or the disposal of a business is not a disposal in the 'ordinary course of ordinary business' for the purpose of this paragraph);

(b)	a disposal by one Obliger to another Obligor;

(c)

a disposal by an Obligor on fair value, arm's length terms of assets in exchange for comparable assets but not where that asset consists of shares or comprises all or substantially all of the assets of the Obliger;

(d)	any expenditure of cash in payment for assets and services acquired in the ordinary course of business;

(e)	a disposal of cash except where expressly prohibited under the Finance Documents;

(f)	a disposal on arm's length terms of obsolete or surplus assets which are not required for the efficient operation of the business of the Group;

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(h)	a disposal approved by the Facility Agent in writing (acting on the instructions of the Majority Lenders, acting reasonably); and

(i)

any other disposals on arm's length terms where the total consideration received for such disposals by all Obligors do not in any Financial Year exceed in aggregate, the Acquisition/Disposal Threshold Amount.

Permitted Distribution means:

(a)

a Scheduled Trilogy Payment to Trilogy (or, if directed by Trilogy, to a third party (including, for the avoidance of doubt, Wells Fargo N.A.)) under the Trilogy Hedge Agreement where that payment is permitted by clause 5.2(a) of the Security Trust and Subordination Deed (including on a catch-up basis under clause 4.3 of the Security Trust and Subordination Deed) and an Agreed Permitted Trilogy Close-out Payment to Trilogy (or, if directed by Trilogy, to a third party (including, for the avoidance of doubt, Wells Fargo NA);

(b)

any Distribution consisting only of the issuance of shares (other than redeemable shares except where redemption is solely at an Obligor's option and provided that this paragraph shall not otherwise limit the ability of an Obligor to issue shares);

(c)	a Distribution of Free Cash Flow where:

(i)

immediately after that Distribution, the Leverage Ratio is less than 2.00 times and, immediately prior that Distribution, a director of the Company provides the Facility Agent with a certificate to this effect (together with reasonable details of the calculation of the Leverage Ratio); and

	(ii)	no Event of Default or Potential Event of Default is continuing or would result from such Distribution;

(d)	where that Distribution is made to a Member:

(i)

by way of redemption or acquisition of shares in the Company by the Company where required (by way of a mandatory obligation) under the terms of the relevant Material Share Plan to make that redemption or acquisition; or

(ii)

in respect of the liability under paragraph (c) of the definition of "Material Share Plan", provided that Distribution is made by way of a payment in lieu which in aggregate does not exceed the amount described in that paragraph, and in either case provided:

(A)	no such Distribution is made from the proceeds of an Advance under this Agreement; and

(B)	no Event of Default or Potential Event of Default is continuing or would result from such Distribution;

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(f)	any other Distributions of not more thanNZ$500,000 in aggregate in any Financial Year provided:

	(i)	no Event of Default or Potential Event of Default is continuing or would result from such Distribution; and

(ii)

immediately after such Distribution, the Company has a minimum in Cash and Cash Equivalent Investment after the utilisation of all Facilities in full of NZ$2,000,000 (including the amount of any Advance under Facility C).

Permitted Financial Support means:

(a)	any financial support pursuant to, or expressly permitted under, the Finance Documents (including the Transactional Bank Facility Documents);

(b)	any financial support provided by one Obligor to another Obliger,

Information relating to arrangements with a contractual counterparty redacted	(c)

any financial support to a Handset Provider arising howsoever under or in connection with arrangements with that Handset Provider relating to the financing of mobile handsets and/or SIM card acquisitions by persons other than the Company, provided that all such financial support to all such Handset Providers al any time does not exceed in aggregate, -

(d)	any financial support given by way of a guarantee given in the ordinary course of business of the relevant Obliger provided that such guarantee does not relate to:

	(i)	indebtedness for borrowed money; or

	(ii)	the obligations of a person other than another Obliger or the directors and/or employees of an Obliger;

(e)	any financial support provided to a Permitted Joint Venture (provided that such financial support does not cause that joint venture to cease to be a Permitted Joint Venture);

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(g)	any other financial support approved by the Facility Agent in writing (acting on the instructions of the Majority Lenders acting reasonably); and

(h)	any other financial support where such financial support does not in any Financial Year exceed in aggregate, the Threshold Amount;

Permitted Indebtedness means:

(a)	any indebtedness pursuant to, or expressly permitted under, the Finance Documents (including the Transactional Bank Facility Documents);

(b)	any indebtedness owed by one Obliger to another Obligor;

(c)	any indebtedness secured by any of the Permitted Security Interests referred to in paragraphs (d), (e), (f), {g), (h), (i) and 0) of that definition;

(d)	any indebtedness under trade accounts and accrued expenses arising in the ordinary course of ordinary business of the relevant Obligor, including:

(i) reasonable out of pocket expenses (including travel and legal expenses) paid for directly, or liable to be reimbursed, by an Obliger; and

(ii)

any indebtedness to any Handset Provider arising under or in connection with arrangements with those Handset Providers relating to the financing of mobile handsets and/or SIM card acquisitions by the Company or its Related Bodies Corporate, provided that all such indebtedness to all such Handset Providers arises under trade accounts in the ordinary course of business;

(e)

any indebtedness under the Share Plans. the payment of which is (or would be, but for the proviso in the relevant paragraph) permitted under paragraph (d) or (e) of the definition of Permitted Distribution;

(f)

any indebtedness which constitutes Subordinated Liabilities (including for the avoidance of doubt the Trilogy Hedge Agreement, the Trilogy Note Deed and the Trilogy Loan Agreement) if effectively subordinated under the terms of the Security Trust and Subordination Deed;

(g)

any indebtedness of the Company under the Nomination and Use Arrangements which either constitutes Subordinated Liabilities or is considered to be indebtedness to the Crown in accordance with Accounting Standards but in respect of which there is no legal liability of the Company to the Crown;

(j)	any other indebtedness approved by the Facility Agent in writing (acting on the instructions of the Majority Lenders, acting reasonably); and

(k)	any other indebtedness where such indebtedness does not in any Financial Year exceed in aggregate, the Threshold Amount.

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Permitted Joint Venture means:

(b)

any other joint venture approved by the Facility Agent in writing following receipt by the Facility Agent of such information from the Obligors in respect of the proposed joint venture as the Facility Agent and/or a Lender may require. In giving its consent under this paragraph the Facility Agent and each Lender shall act reasonably.

Permitted Security Interest means:

(a)	the security created pursuant to the Security Documents;

(b)	any security existing at the date of this agreement which has been consented to by the Facility Agent in writing prior to the date of this agreement;

(c)

any right of netting of indebtedness, combination or consolidation of accounts, or similar provision, contained in any derivative contract entered into in the ordinary course of the relevant Group Member's business or in a Hedge Agreement, or in any other document entered into in the ordinary course of its business between that Group Member and its bankers as part of usual banking arrangements;

(d)	any security that is created or provided for by:

(i)	a lease for a term of more than one year (as defined in the PPSA) in respect of which a Group Member is the lessee;

(ii)	a commercial consignment (as defined in the PPSA) in respect of which a Group Member is consignee; or

(iii)

a transfer or purchase of an account receivable or chattel paper (in each case as defined in the PPSA) on usual commercial arm's length terms in respect of which a Group Member is transferor or vendor,

and that does not secure payment or performance of an obligation (for the avoidance of doubt, the repayment of borrowed money constitutes the payment or performance of an obligation) and, in any case, any security arising because it is deemed to be a security interest under section 17(1)(b) of the PPSA as a result of a transfer or purchase of an account receivable or chattel paper which is a Permitted Disposal;

Information relating to arrangements with a contractual counterparty redacted	(e)

any security in respect of personal property which is a purchase money security interest {as defined in the PPSA) in favour of a seller securing all or part of the purchase price for personal property which i s acquired by a Group

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Member in the ordinary course of trading and provided that the indebtedness secured thereby is not in default and is repaid within 90 days of being incurred;

(g)

any other security affecting any asset acquired by a Group Member, or the asset of any person who becomes a Group Member after the date of this agreement, provided that such security is discharged within 180 days of the acquisition of that asset or that person and was not granted in contemplation of that acquisition;

(h)

security comprising cash bonds or deposits to secure performance of contracts entered into in the ordinary course of ordinary business of the relevant Obliger, where the value of the assets the subject of that security does not at any time exceed, in aggregate NZ$1,000,000 (including for the avoidance of doubt the cash bonds entered into with Westpac New Zealand Limited);

(j)

security over insurance policies and the proceeds of insurance policies where the security taken secures the repayment of amounts payable by an Obliger under one or more of those policies and which do not at any time exceed in aggregate NZ$750,000;

(k)	security granted by an Obliger in favour of another Obligor;

(I)	a lien which arises by operation of law in the ordinary course of trading;

(m)	any security over Land which does not secure the payment or repayment of borrowed money;

(n)	any security over the 700 MHz Spectrum registered in the name of TIRS where, and only where, such security is deemed to have been granted by the Company as a

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result of Accounting Standards' treatment of the Nomination and Use Arrangements as a finance lease;

(p)	any security approved with the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders, acting reasonably); and

(q)	any other security, not mentioned above, where the value of the assets the subject of that security does not at any time exceed in aggregate, the Threshold Amount.

Potential Event of Default means an event which, with the passing of time or the giving of notice or both, is reasonably likely to constitute an Event of Default.

PPSA means the Personal Property Securities Act 1999.

Principal means, at any time:

(a)	in relation to Facility A, the aggregate amount of all outstanding Advances under Facility A at that time;

(b)	in relation to Facility B, the aggregate amount of all outstanding Advances under Facility Bat that time; and

(c)	in relation to Facility C, the aggregate amount of all outstanding Advances under that Facility and the principal amount of all Ancillary Outstandings at that time.

Put/Call Agreement means the put/call agreement between the Company and TISP, pursuant to which TISP grants the Company a right to call for, and the Company grants TISP a right to put to the Company, the shares in TIRS.

Reference Banks means ANZ Bank New Zealand Limited, ASB Bank Limited, Bank of New Zealand and Westpac New Zealand Limited.

Repayment Date means, in relation to an Advance made under Facility C, the last day of the Interest Period applicable to that Advance.

Related Body Corporate has the meaning given to "related company" in the Companies Act but on the basis that "Subsidiary" for the purposes of that definition has the meaning given in this document.

Resignation Deed means a deed substantially in the form set out in schedule 10.

Scheduled Trilogy Payment has the meaning given to it in the Security Trust and Subordination Deed.

Screen Rate means the average bid settlement rate (rounded upwards, if necessary, to the nearest four decimal places) as displayed at or about the Specified Time on the Reuters

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Monitor Screen page BKBM (or its successor page) for bank accepted Bills having a term equal to the specified period as determined by the Facility Agent.

Secured Money means all indebtedness of the Obligors (whether alone or with any other person, and in any capacity) to the Finance Parties (whether alone or with any other person, and in any capacity) (and includes future indebtedness) under, pursuant to or arising out of a Finance Document, and a reference to Secured Money includes any part of it.

Secured Property means, at any time, the assets the subject of the security created under the Security Documents at that time.

Security Documents means:

and any other document agreed and designated in writing to be a security document by the Company and the Security Trustee.

Security Trust and Subordination Deed means the Security Trust and Subordination Deed dated on or about the date of this agreement between the Company the Lenders, the Hedging Banks, the Transactional Banks, the Facility Agent and the Security Trustee.

Security Trustee means Bank of New Zealand or any replacement Security Trustee appointed in accordance with the Security Trust and Subordination Deed.

Security Trustee and Agency Fee Letter means the security trustee and agency fee letter dated on or about the dale of this agreement between the Company and the Security Trustee.

Selection Notice means a request substantially in the form set out in schedule 12.

Semble NZ Joint Venture means the Trusted Service Management joint venture between the Company Telecom New Zealand Limited, Vodafone New Zealand Limited and Paymark Limited (or their Related Bodies Corporate).

Shareholder means, at any time and in relation to a person, any person who holds (either directly or indirectly) shares in that person at that time.

Shareholder Debt means Subordinated Liabilities owed to any Shareholder of the Company.

Share Plans means:

(a)	each Material Share Plan: and

(b)	any other share or option plan (other than a Material Share Plan) relating to shares or options in an Obligor and documented by way of a trust deed entered into by that Obligor and a Member.

Specified Disposal means a disposal contemplated by clause 9.2(d) or any of paragraphs (a) to (h) of the definition of Permitted Disposal.

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Specified Time means 10:45am (New Zealand time) on the first day of the specified period.

Spectrum Management Rights and Licences means:

(a)	the spectrum management rights and spectrum licenses (and their equivalents) that are the operating equivalent of what the Company holds as at Financial Close; and

(b)

any other spectrum management rights and spectrum licenses (and their equivalents) that are necessary or desirable for a person (being a mobile telecommunications network operator and services provider that is operating to the standard at least consistent with the operation of the Company's network at the time) to operate as a mobile telecommunications network operator and services provider.

Subordinated Liabilities means, on any date, borrowed money of any Obligor owed to any person (including a Subordinated Lender) which is subordinated in point of priority and right of repayment to the Facilities under the terms of the Security Trust and Subordination Deed (as "Subordinated Liabilities" thereunder) or which is otherwise subordinated on terms acceptable to the Facility Agent in writing (acting on the instructions of the Majority Lenders, acting reasonably).

Subordinated Lenders means a "Subordinated Lender" as defined in the Security Trust and Subordination Deed.

Subsidiary means, in relation to a person:

(a)	a subsidiary, within the meaning of section 5 of the Companies Act, of that person; or

(b)

any other person whose financial statements are required to be consolidated with the financial statements of that person in accordance with the Accounting Standards, (other than, in relation to the Company, TIRS and TISP for so long as the financial statements of those entities are required to be so consolidated because of the Nomination and Use Arrangements (for the avoidance of doubt, this exclusion does not affect any other clause of this Agreement that may apply to those entities (including but not limited to clause 12.2(g)).

Test Date means each 31 March, 30 June, 30 September and 31 December in each year from and including 30 September 2015.

Threshold Amount means, at any time, the lower of:

(a)	NZ$10,000,000; and

(b)	10% of EBITDA for the most recent Financial Year.

Total Commitments means, at any time, the aggregate of the Commitments relating to each of Facility A, Facility B and Facility C at that time and, in respect of such a Facility, means the aggregate of the Commitments relating to that Facility at that time.

Total Interest Coverage Ratio means, on any date, the numerical result produced by dividing:

(a)	EBITDA for the 12 month period ending on that date;

by

(b)	Total Interest Expense for the 12 month period ending on that date.

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Total Interest Expense means, for a period (and without double counting), all gross interest and other recurring financing costs (including recurring commission, costs, fees, discounts, premiums or charges and other finance payments in the nature of interest) in respect of indebtedness for borrowed money (including under and in connection with the Finance Documents and Trilogy Hedge Agreement) incurred (on an accruals basis) by a member of the Guaranteeing Group (other than to another member of the Guaranteeing Group) for that period including, without limitation:

(a)	the interest expense portion of finance lease obligations or similar asset financing;

(b)	all recurring or regular fees and charges with respect to borrowed money including all line, facility, guarantee, indemnity, letter of credit or similar fees; and

(c)	the net amount of any difference payments in the nature of, or referable to, interest accrued by or to a member of the Guaranteeing Group under any derivative transactions during the relevant period, but excluding, for the avoidance of doubt, any amounts referred to in item (i) of the definition of EBITDA and less:

(d)

any interest and other recurring financing costs in respect of indebtedness for borrowed money incurred (or an accruals basis) by a member of the Guaranteeing Group which has accrued and/or capitalised but which is not payable in cash during that period; and

(e)

interest or any other payment obligation in the nature of, or referable to, interest (including any difference payment obligations under any derivative transaction) accrued in relation to Subordinated Liabilities for that period (except to the extent such interest, or any other payment obligation in the nature of, or referable to, interest, accrued is in respect of a Scheduled Trilogy Payment).

Transactional Bank means Bank of New Zealand and any other Lender that the Company may select at its sole and absolute discretion who has acceded to the Security Trust and Subordination Deed as a Transactional Bank.

Transactional Bank Facilities means any day to day banking facilities or arrangements made available to an Obliger by a Transactional Bank (including, for the avoidance of doubt, performance guarantees, performance bonds and documentary and standby letters of credit facilities).

Transactional Bank Facility Documents means any agreement between a Transactional Bank and an Obliger relating to a Transactional Bank Facility.

Trilogy means Trilogy International Partners LLC.

Trilogy Hedge Agreement means the letter agreement dated 6 April 2011 between Trilogy and the Company in relation to, now only, the interest rate swap with Wells Fargo Bank. N.A.. For the avoidance of doubt, the Trilogy Hedge Agreement does not include that part of the letter agreement dated 6 April 2011 between Trilogy and the Company in relation to the cross currency swap (such cross currency swap previously having been closed-out or terminated or similar).

TIRS means Trilogy International Radio Spectrum LLC.

TISP means Trilogy International South Pacific LLC.

Trilogy means Trilogy International Partners LLC.

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Trilogy Loan Agreement means the loan agreement dated 12 September 2012 between the Company and Trilogy NZ.

Trilogy Note Deed means the convertible note deed dated 7 June 2013 between the Company, Trilogy International Spectrum Holdings LLC and Trilogy NZ. ·

Trilogy NZ means Trilogy International New Zealand LLC.

US$ means the lawful currency of the United States of America.

2009 Trust Deed means the trust deed relating to the NZ Communications Ltd senior executive option plan dated March 2009.

201O Trust Deed means the trust deed relating to the Two Degrees Mobile Limited partly paid share plan dated 2008, as amended and restated by deed dated 18 August 2010, (such trust deed encompassing two separate share plans).

700 MHz Spectrum means the certain 10 MHz paired (being the two 5 MHz paired lots) of management rights auctioned by the Crown, and successfully bid for by the Company on behalf of TIRS, in October 2013.

1.2	Interpretation

In this agreement, unless the context requires otherwise:

the assets of any person shall be construed as a reference to the whole or any part of its present and future undertaking, property, assets and revenues, including uncalled capital and called but unpaid capital.

authorisation means:

(a)	any authorisation, consent, registration, filing, agreement, notarisation, certificate, permission, licence, permit, approval, authority or exemption; or

(b)

in relation to anything which will be proscribed or restricted in whole or part by law if a governmental agency intervenes or acts in any way within a specified period after lodgement, filing, registration or notification, the expiry of that period without such intervention or action, but excluding Spectrum Management Rights and Licences.

borrowed money includes indebtedness for and in respect of money borrowed or raised by any means (including, without limitation, acceptances, deposits, finance leases, debt factoring with recourse, sale and re-purchase agreements and redeemable preference share financing) and for the deferred purchase price of any property or services (except for indebtedness incurred in respect of any property or services acquired on normal trade terms in the ordinary course of, and for the purpose of carrying on, ordinary business) and any other financial arrangement which would be considered as a financial liability or debt for the purposes of the Accounting Standards.

a clause or schedule is a reference to a clause of, or a schedule to, this agreement.

one person being controlled by another means that the other person (whether directly or indirectly and whether by the ownership of share capital, the possession of voting power, contract or otherwise) has the power to appoint and/or remove the majority of the members of the governing body of that person, or to appoint a member or members of the governing body of that person who is or are in a position to cast, or control the casting of, more than one half of the maximum number of votes that might be cast at a meeting of that governing

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body, or otherwise controls or has power to control the affairs and policies of that person, or is in a position to derive the whole or a substantial part of the benefit of the existence or activities of that person, and control shall be construed accordingly.

a directive includes any present or future directive, order, regulation, request, policy, guideline, requirement or notification by whatever means by any governmental, intergovernmental or supranational body, agency department or of any regulatory, self- regulatory or other authority or organisation (in each case, whether or not having the force of law but, if not having the force of law, the compliance with which is in accordance with the general practice of persons to whom the directive is addressed) and includes any such directive, order, regulation, request, policy, guideline, requirement or notification that relates to capital maintenance or capital adequacy.

a disposal of an asset includes a sale, transfer and any other kind of disposal of, and the grant of an option in respect of, a right or interest (legal or equitable) in that asset (but excluding the payment of money and the creation of security) and an agreement for any of those (and dispose and acquire shall be construed accordingly).

the dissolution of a person includes the liquidation or bankruptcy of that person its removal from the register, and any equivalent or analogous procedure under the law of any relevant jurisdiction.

financial statements include statements of financial position, financial performance, movements in equity and cash flows, and the notes relating thereto.

governmental agency includes any central or local government or any governmental, semi- governmental, judicial, statutory or regulatory entity, authority, body or agency or any person charged with the administration of any law or directive, in each case in any jurisdiction.

indebtedness includes any obligation (whether present or future, actual or contingent, secured or unsecured, as principal or surety or otherwise) for the payment or repayment of money.

a law includes common or customary law and any constitution, decree, judgment, legislation, order, ordinance, regulation, by-law, statute, treaty or other legislative measure, in each case of any jurisdiction whatever, and "lawful" and "unlawful" shall be construed accordingly.

something having a material adverse effect is a reference to it having, in the opinion of the Facility Agent (acting on the instructions of all Lenders), a material adverse effect on:

(a)	the business, assets or financial or trading condition of the Borrowers or of the Obligors taken as a whole; or

(b)	the ability of the Borrowers or of the Obligors as a whole to perform and comply with their obligations under a Finance Document; or

(c)	the rights of the Finance Parties under a Finance Document; or

(d)	the validity, enforceability or priority of a Finance Document,

and material adverse change shall be construed accordingly.

person includes any individual, firm, company, corporation, entity, association of persons (corporate or not), trust or governmental agency (in each case whether or not having separate legal personality).

same day funds means cleared funds immediately available for disbursement.

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a security includes:

(a)

any mortgage, charge, encumbrance, lien, pledge, finance lease, sale (or lease) and lease-back, sale and repurchase, assignment by way of security, title retention arrangement or similar interest imposed by statute, or other arrangement of any nature having similar economic effect to any of the foregoing; and

(b)	any present or future right or interest in personal property that is a security interest for the purposes of the PPSA.

tax includes any present or future tax, levy, impost, duty, charge, fee, deduction or withholding of any nature and whatever called (including any interest, penalties, fines and charges in respect of taxes) imposed, levied, collected, withheld or assessed by any governmental agency, on whomsoever imposed, levied, collected, withheld or assessed together with any interest, penalty, charge, fee or other amount imposed or made on, or in relation to, any of the foregoing, and taxation shall be construed accordingly.

tax on overall net income of a person shall be construed as a reference to tax imposed by the jurisdiction in which its principal office (or in the case of a Lender, its Lending Branch) is located on all or part of the net income, profits or gains of that person (whether worldwide, or only insofar as such net income, profits or gains are considered to arise in or relate to a particular jurisdiction, or otherwise).

In determining whether the Facility Agent and/or a Lender has acted reasonably and/or has not acted unreasonably when giving its consent or instruction such determination shall be made from the perspective of what would be unreasonable/reasonable (as applicable) in the opinion of a person in the Facility Agent's and/or Lender's position taking into account the commercial interests of the Lenders only and shall not, for the avoidance of doubt, be determined from the perspective of what would be unreasonable/reasonable (as applicable) in the opinion of a person in any other position (including, but not limited to the opinion of an Obliger) nor require the Facility Agent and/or Lender to balance the commercial interests of any such other person.

written and in writing include all means of reproducing words in a tangible and permanently visible form.

1.3	Miscellaneous

(a)	The introduction to and headings in this agreement are inserted for convenience only and shall be ignored in construing this agreement.

(b)	Unless the context otherwise requires, words denoting the singular number only include the plural and vice versa and words denoting any gender include all genders.

(c)

References to any legislation or to any provision of any legislation shall be deemed to be references to that legislation or provision as from time to time amended, re-enacted or substituted and, unless otherwise stated, to New Zealand legislation, and, unless the context otherwise requires, shall also include any statutory instruments issued under any such legislation or provision.

(d)	References to any document (however described) shall include references to that document as modified, novated, supplemented, varied or replaced from time to time.

(e)	References to any party to this agreement or any other document shall include its successors, permitted assigns and transferees.

(f)	References to a time of day shall be references to New Zealand time unless otherwise stated.

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(g)	Anything which may be done at any time may also be done from time to time.

1.4	Joint and several

The Borrowers acknowledge and agree that their obligations under this agreement are joint and several.

1.5	Capacity of Security Trustee

Clause 1.6 of the Security Trust and Subordination Deed applies to this agreement as if set out in full.

1.6	Contracts (Privity) Act 1982

For the purposes of the Contracts (Privity) Act 1982, each Guarantor (as Guarantor and Obliger) acknowledges and declares that its obligations under this agreement constitute promises which are intended to confer benefits enforceable by each Hedging Bank and each Transactional Bank from time to time (provided that no Hedging Bank or Transactional Bank is required to consent to any amendment to this agreement other than the terms of clauses 16, 21, 23.2, 24 or 25).

2.	Facilities

2.1	Facility A

	(a)	Grant of Facility A: The Facility A Lenders agree to make Facility A available to the Company in NZ$ upon the terms and subject to the conditions contained in this agreement.

	(b)	Maximum Amount: The aggregate amount of all outstanding Advances under Facility A may not at any time exceed the Facility A Amount.

	(c)	Purpose: The Company will use the proceeds of each Advance under Facility A to refinance existing indebtedness under the Existing Facility Agreement.

2.2	Facility B

	(a)	Grant of Facility B: The Facility B Lenders agree to make Facility B available to the Borrowers in NZ$ upon the terms and subject to the conditions contained in this agreement.

	(b)	Maximum Amount: The aggregate amount of all outstanding Advances under Facility B may not at any time exceed the Facility B Amount.

	(c)	Purpose: Each Borrower shall apply the proceeds of each Advance under Facility B to:

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2.3	Facility C

	(a)	Grant of Facility C: The Facility C Lenders agree to make Facility C available to the Borrowers in NZ$ upon the terms and subject to the conditions contained in this agreement.

	(b)	Maximum Amount: The aggregate amount of:

(i)	all outstanding Advances under Facility C;

(ii)	the Ancillary Outstandings

may not at any time exceed the Facility C Amount.

(c)

Purpose: Each Borrower shall apply the proceeds of each Advance under Facility C to finance working capital of the Group (for the avoidance of doubt, financing a payment which is permitted under paragraphs (d) or (e) of the definition of Permitted Distribution does not constitute working capital of the Group).

(d)	Annual Clean Down:

(i)

Subject to clause 2.3(d), for a period of not less than 5 consecutive Business Days ("clean down period") once in each Financial Year, on and from the Financial Year commencing 1 January 2016, each Borrower shall ensure that all Outstanding Moneys under Facility C and any Ancillary Facility made by way of an overdraft facility are reduced to zero with at least 6 months between each clean down period.

(ii)

The Company must advise the Facility Agent (by notice in writing in (or substantially in) the form of schedule 11) of each clean down period at least three Business Days prior to the commencement of that clean down period.

(iii)

For the avoidance of doubt nothing in this clause 2.3(d) shall apply to documentary or standby letters of credit, bank guarantees, similar instruments and credit card facilities advanced under an Ancillary Facility.

(iv)

Clause 2.3(d)(i)shall not apply to the extent that, were that obligation to be complied with and the Borrowers immediately thereafter to request and the Facility C Lenders to make, an Advance under Facility C or an advance under an Ancillary Facility (as applicable) in an amount equal to the cleaned down amount, it would cause Trilogy and/or any of its Related Bodies Corporate to be reasonably likely to breach the terms of the indenture between them and Wells Fargo Bank, N.A. dated as of 10 August 2010 (as amended) (with such determination to be made by the Company acting reasonably, and provided that the Company may rely for such purpose upon any notification given by Trilogy in what the Company considers to be good faith).

3.	Ancillary Facilities

3.1	Type of Facility

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An Ancillary Facility may be by way of:

(a)	an overdraft facility;

(b)	a guarantee, bonding, documentary or stand-by letter of credit facility;

(c)	a short term loan facility;

(d)	any transactional banking facilities (excluding, for the avoidance of doubt, the Transactional Bank Facilities); or

(e)	any other facility or accommodation required in connection with the business of the Guaranteeing Group and which is agreed by a Borrower and a Facility C Lender.

3.2	Availability

(a)

If a Borrower and a Facility C Lender agree and except as otherwise provided in this agreement, a Facility C Lender may provide an Ancillary Facility on a bilateral basis in place of all or part of that Facility C Lender's unutilised Commitment under Facility C (which shall (except for the purpose of calculating line fees under clause 8.2 and determining the Majority Lenders) be reduced by the amount of the Ancillary Commitment under that Ancillary Facility).

(b)

An Ancillary Facility shall not be made available unless, not later than two Business Days prior to the proposed commencement date for an Ancillary Facility, the Facility Agent has received from the relevant Borrower;

(i)	a notice in writing specifying:

	(A)	the proposed Borrower(s) which may use the Ancillary Facility;

	(B)	the proposed commencement date and expiry date of the Ancillary Facility;

	(C)	the proposed type of Ancillary Facility to be provided;

(D)

the proposed Ancillary Commitment, the maximum amount of the Ancillary Facility and, if the Ancillary Facility is an overdraft facility comprising more than one account its maximum gross amount and its maximum net amount; and

	(E)	the proposed currency of the Ancillary Facility;

(ii)	a copy of the proposed Ancillary Document; and

(iii)	any other information which the Facility Agent may reasonably request in connection with the Ancillary Facility.

(c)

No amendment or waiver of a term of any Ancillary Facility shall require the consent of any Finance Party other than the relevant Facility C Lender unless such amendment or waiver itself relates to or gives rise to a matter which would require an amendment of or under this agreement (including, for the avoidance of doubt, under this clause). In such a case, the provisions of this agreement with regard to amendments and waivers will apply.

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(d)	Subject to compliance with paragraph (b) above the Ancillary Facility will be available with effect from the date agreed by the relevant Borrower and the relevant Facility C Lender.

3.3	Terms of Ancillary Facilities

	(a)	Except as provided below, the terms of any Ancillary Facility will be those agreed by the relevant Facility C Lender and the relevant Borrower.

	(b)	The terms of each Ancillary Facility:

(i)	must be based upon normal commercial terms at that time (except as varied by this agreement);

(ii)	may allow only Borrowers to use the Ancillary Facility;

(iii)	may not allow the Ancillary Outstandings to exceed the Ancillary Commitment;

(iv)	may not allow the Ancillary Commitment of the relevant Facility C Lender to exceed the Commitment under Facility C of the relevant Facility C Lender; and

(v)

must require that the Ancillary Commitment is reduced to nil, and that all Ancillary Outstandings are repaid (or cash cover provided in respect of all the Ancillary Outstandings) not later than the Final Repayment Date (or such earlier date as the Commitment of the relevant Facility C Lender under Facility C is reduced to zero).

(c)	If there is any inconsistency between any term of an Ancillary Facility and any term of this agreement, this agreement shall prevail.

3.4	Repayment of Ancillary Facility

(a)

An Ancillary Facility shall cease to be available on the Final Repayment Date or such earlier date on which its expiry date occurs or on which it is cancelled in accordance with the terms of this agreement.

(b)

If an Ancillary Facility expires in accordance with its terms the Ancillary Commitment of the relevant Facility C Lender shall be reduced to zero (and its Commitment under Facility C shall be increased accordingly).

(c)

A Facility C Lender may not demand repayment or prepayment of any amounts or demand cash cover for any liabilities made available or incurred by it under its Ancillary Facility (except where the Ancillary Facility is provided on a net limit basis to the extent required to bring any gross outstandings down to the net limit) unless:

(i)

the Commitments under Facility C have been cancelled in full, all outstanding Advances under Facility C have become due and payable in accordance with the terms of this agreement, or the expiry date of the Ancillary Facility occurs; or

(ii)

it becomes unlawful in any applicable jurisdiction for that Facility C Lender to perform any of its obligations as contemplated by this agreement or to fund, issue or maintain its participation in its Ancillary Facility.

3.5	Information

Each Borrower and each Facility C Lender shall, promptly upon request by the Facility Agent, supply the Facility Agent with any information relating to the operation of an Ancillary

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Facility (including the Ancillary Outstandings) as the Facility Agent may reasonably request from time to time. Each Borrower consents to all such information being released to the Facility Agent and the other Lenders.

4.	Lenders

4.1	Participation

Subject to the terms of this agreement and with reference to the relevant Facility, each Lender will participate in each Advance in the proportion which its Commitment in respect of the Facility of which that Advance forms part at the Drawdown Date for that Advance bears to the aggregate of the Commitments in respect of that Facility as at that date.

4.2	Obligations several

The obligations of each Lender under this agreement are several. No party to this agreement shall be responsible for the obligations of any other party except as expressly provided otherwise in this agreement. The failure of a Lender to perform its obligations under this agreement shall not release any other party from its obligations under this agreement.

4.3	Rights several

The rights of each Lender are several. The amount at any time owing by a Borrower to any party under this agreement shall be a separate and independent debt from the amount owing to any other party.

5.	Conditions precedent

5.1	Conditions precedent to initial Advances

No Advance shall be made by the Lenders until the Facility Agent (acting on the instruction of all Lenders) has received, and found to be satisfactory to it in form and substance, the documents and evidence set out in schedule 3.

5.2	Conditions precedent to each Advance

The obligation of the Facility Agent and the Lenders in relation to each Advance is conditional upon:

(a)	Drawdown Date: the Drawdown Date for that Advance being a Business Day during the Availability Period for the Facility relating to that Advance;

(b)

Amount of Advance: the amount of that Advance, when aggregated with the amount of all (if any) other Advances intended to be made on the same day under the relevant Facility {and, in the case of Facility C, after deducting the amount of any other Advances to be repaid on that Drawdown Date) not exceeding the aggregate of the Available Commitments for that Facility;

(c)	Denomination: that Advance being denominated in NZ$;

(d)

Representations true: the representations and warranties set out in clause 11.1 being true and accurate in all material respects and not misleading or deceptive in any material respect as of the date of the Drawdown Request and the Drawdown Date by reference to the facts and circumstances existing on those dates;

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(e)

No Event of Default or Event of Review: no Event of Default, Potential Event of Default or Event of Review having occurred and continuing or being reasonably likely to occur on or after the Drawdown Date as a result of the making of that Advance, provided that if a Potential Event of Default has occurred and is continuing the reference in this clause 5.2 to a Potential Event of Default will not prevent the Borrowers, in respect of Advances under Facility C, from rolling over existing Advances in accordance with this agreement; and

(f)	Market disruption: (separately in relation to each Lender) no circumstance referred to in clause 14.2 existing on the Drawdown Date.

5.3	Additional conditions precedent for Facility A

In addition to the conditions precedent in clause 5.2, the obligation of the Facility Agent and the Lenders in relation to each Advance under Facility A is conditional upon:

(a)	Minimum Amount: that Advance being for a minimum amount of NZ$5,000,000 or such lesser amount as may be required to repay indebtedness under the Existing Facility Agreement; and

(b)	Maximum Number of Advance: following the making of that Advance, there being no more than 3 Advances outstanding under Facility A.

5.4	Additional conditions precedent for Facility B

In addition to the conditions precedent in clause 5.2, the obligation of the Facility Agent and the Lenders in relation to each Advance under Facility B is conditional upon:

(a)	Minimum Amount: that Advance being for a minimum amount of NZ$2,500,000 or such lesser amount as may be required to:

(b)	Maximum Number of Advances: following the making of that Advance, there being no more than 5 Advances outstanding under Facility B; and

(c)

Confirmation: the Facility Agent receiving, and finding to be satisfactory to it in form and substance, written confirmation from the relevant Borrower that the funding of that Capital Expenditure will not cause clause 12.3(c) to be breached.

5.5	Additional conditions precedent for Facility C

In addition to the conditions precedent in clause 5.2, the obligation of the Facility Agent and the Lenders in relation to each Advance under Facility C is conditional upon:

(a)	Minimum Amount: that Advance being for a minimum amount of NZ$250,000; and

(b)	Maximum Number of Advances: following the making of that Advance, there being no more than 10 Advances outstanding under Facility C.

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6.	Advances

6.1	Availability of Advances

Subject to compliance with clause 5, the Lenders shall make an Advance available to a Borrower if no later than 10.30 am on:

(a)	in the case of Facility A and Facility B, the third Business Day before the relevant Drawdown Date; or

(b)	in the case of any Advance under Facility C, the relevant Drawdown Date,

(or within such shorter period as the Facility Agent may agree) the Facility Agent has received from that Borrower a duly completed Drawdown Request for that Advance (which shall be irrevocable).

6.2	Notification to Lenders

On receipt of a Drawdown Request for an Advance under a Facility, the Facility Agent shall promptly, and in any event not later than 2.00pm on the Business Day before the relevant Drawdown Date in respect of Facility A and Facility B, and not later than 2.00pm on the Drawdown Date in respect of Facility C, notify each relevant Lender of:

(a)	the Drawdown Date for that Advance;

(b)	the amount of that Advance and the amount of that Lender's participation in that Advance; and

(c)	the duration of the first Interest Period for that Advance.

6.3	Participation

Subject to the provisions of this agreement, each Lender shall on the Drawdown Date of an Advance make available to the Facility Agent for the account of the relevant Borrower the amount of that Lender's participation in that Advance in accordance with clause 15.

6.4	Netting

Where on any day an Advance is to be made by a Facility C Lender under Facility Candon the same day an Advance is due for repayment to that Facility C Lender under Facility C then, unless the Facility Agent requires otherwise in any instance, the amount to be lent shall be applied against the amount to be repaid so that on that day only the net amount shall be paid by the relevant Borrower or, as the case may be, that Facility C Lender.

6.5	Consolidation

Where at any time two or more Advances have been drawn by a Borrower and are outstanding under a Facility, the Facility Agent may, in its discretion, consolidate the drawn Advances into a single Advance under that Facility and the parties acknowledge that such consolidated Advances will, upon consolidation, be deemed to be a single Advance under that Facility drawn by that Borrower.

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6.6	Splitting and consolidation

On any Interest Payment Date, a Borrower may elect, by notice in writing to the Facility Agent, to split an Advance under Facility A or Facility B, provided that there may be no more than:

(a)	3 Advances under Facility A; and

(b)	5 Advances under Facility B;

outstanding at any one time. A Borrower may elect, by notice in writing to the Facility Agent, to consolidate any Advances under Facility A or Facility B which have the same Interest Payment Date and the parties acknowledge that such consolidated Advances will, upon consolidation, be deemed to be a single Advance under that Facility drawn by that Borrower.

6.7	Telephone Drawdowns

Notwithstanding clause 6.1, any requirement under this clause 6 to provide a Drawdown Request in respect of a Facility C Advance shall be deemed to mean either a Drawdown Request or telephone instructions and, in the case of telephone instructions:

(a)	on the basis the same may be given on the Drawdown Date without the need for prior notice;

(b)	the telephone instructions shall be deemed confirmation by the relevant Borrower of satisfaction of the conditions precedent in clause 6.2 and confirmation of the matters in clause 5.2(d) and (e); and

(c)

the Facility C Lender will advise the Facility Agent on request the aggregate amount of all Advances and other accommodation then outstanding under Facility C and any information required by the Facility Agent or the Security Trustee to perform their respective obligations under the Finance Documents.

7.	Interest

7.1	Interest Rate

Each Borrower shall pay interest on each Advance made to it, in respect of each Interest Period for that Advance, at the percentage rate per annum determined by the Facility Agent to be the aggregate of the Margin for that Interest Period and that Advance and the Base Rate for that Interest Period and that Advance.

7.2	Notification of Interest Rate

The Facility Agent shall promptly notify the relevant Borrower and the Lenders of the Margin and the Base Rate for each Interest Period in respect of each Advance. The failure of the Facility Agent to notify the relevant Borrower of the applicable rates shall not affect that Borrower's liability to pay interest at the rate required pursuant to clause 7.1.

7.3	Interest Period for Advances

Each Interest Period in relation to an Advance shall be a period of 1, 2, 3 or 6 months' duration (or any other duration agreed between the relevant Borrower and the relevant Lenders), and provided that:

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(a)	the duration of the first Interest Period shall be as selected by the relevant Borrower in the Drawdown Request or the Selection Notice (as applicable);

(b)

the duration of each subsequent Interest Period shall be as selected by the relevant Borrower by providing a Selection Notice to the Facility Agent not Jess than two Business Days prior to the commencement of that Interest Period, provided that if that Borrower fails to give such Selection Notice the Interest Period shall be of one month's duration;

(c)

the first Interest Period shall begin on the Drawdown Date of that Advance and each subsequent Interest Period shall commence on the last day of the previous Interest Period applicable to that Advance;

(d)

an Interest Period which would otherwise end on a day which is not a Business Day shall be extended to the next succeeding Business Day unless the result of that extension would be to carry the Interest Period over into another calendar month, in which case the Interest Period shall end on the immediately preceding Business Day;

(e)

where an Interest Period commences on the last day of a calendar month or on a day for which there is no numerically corresponding day in the month in which the Interest Period would otherwise end, that Interest Period shall (subject to clause 7.3(d) and 7.3(f)) end on the last day of that last mentioned month; and

(f)	no Interest Period may extend beyond the Final Repayment Date.

7.4	Payment

Interest in respect of each Interest Period and an Advance shall be calculated on the basis of the actual number of days elapsed and a 365 day year, and shall accrue from day to day and shall, subject as otherwise provided in this agreement, be paid in arrears on the Interest Payment Date or dates applicable to that Interest Period and that Advance.

8.	Fees

8.1	Arrangement and agency fees

The Company shall pay the fees specified in, and on the terms set out in, the Fee Letters.

8.2	Line fee

The Company shall pay to the Facility Agent for the account of the Lenders a non-refundable line fee on:

(a)	in respect of Facility A, the Facility A Amount;

(b)	in respect of Facility B, the Facility B Amount; and

(c)	in respect of Facility C, the Facility C Amount,

during the period beginning on the commencement of the Availability Period in respect of that Facility and ending on the later of the Final Repayment Date and the day on which the last of the Outstanding Money in respect of that Facility is received by the relevant Lender(s) and that Facility is cancelled in full. Such fine fee shall be payable at the rate of the Line Fee Percentage in respect of that Facility on the relevant Facility Amount, be calculated on a daily basis on the basis of a 365 day year, payable on the first Test Date after Financial Close and thereafter quarterly in arrears on each Test Date and, for each quarter, be

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determined by reference to the relevant Facility Amounts and Line Fee Percentage applicable on each day of that quarter.

8.3	Interest, commission and fees on Ancillary Facilities

The rate and time of payment of interest, commission, fees and any other remuneration in respect of each Ancillary Facility shall be determined by agreement between the relevant Facility C Lender and the relevant Borrower of that Ancillary Facility, provided such rates and terms shall be (In the opinion of the relevant Facility C Lender (acting reasonably)) consistent with what the relevant Facility C Lender is charging customers of similar standing to the relevant Borrower of that Ancillary Facility in the market at the relevant time.

8.4	Non refundable

All fees, once paid, are non-refundable.

9.	Repayment and prepayment

9.1	Voluntary prepayment

The Borrowers may prepay all or any part of the Principal outstanding under the Facilities upon giving to the Facility Agent not Jess than 5 Business Days' prior irrevocable notice. Any such prepayment shall be in a minimum of:

(a)	NZ$2,500,000 in relation to Facility A and Facility B; and

(b)	NZ$500,000 (and an integral multiple of NZ$100,000) in relation to Facility C,

or such other amount as the Facility Agent may agree in writing. Amounts prepaid under this clause shall be applied in the manner set out in clause 9.4.

9.2	Mandatory prepayment- change of core business and disposal

Upon the occurrence of:

(a)

a material change in the core business of any Obligor (whether by way of a single transaction or series of related transactions) that has, or is reasonably likely to have, a material adverse effect; or

(b)

the sale or disposal (whether in a single transaction or series of related transactions) of all or substantially all of the assets of any Obligor that has, or is reasonably likely to have, a material adverse effect, the Facilities will be cancelled and all outstanding Advances together with accrued interest and all other amounts accrued under the Finance Documents shall become immediately due and payable.

9.3	Mandatory prepayment - disposals and claims

(a)	Subject to clause 9.3(b) if a member of the Group receives or recovers Net Proceeds:

(i)

in excess of the Acquisition/Disposal Threshold Amount in aggregate in any Financial Year from any disposal or lease (not being a Specified Disposal) of the business or assets of a member of the Group;

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(ii)	in excess of the Threshold Amount in aggregate in any 12 month period from making any claim under an insurance policy (other than in relation to any public or third party liability);

(iii)	in excess of the Threshold Amount in aggregate in any 12 month period from making any claim against any professional adviser; or

(iv)	in excess of the Threshold Amount in aggregate in any 12 month period from making any claim under any due diligence report or warranty, in each case in relation to an acquisition,

the Company will procure that an amount equal to that excess is applied in or towards prepayment of the Principal, together with all interest and fees accrued on the amount repaid or prepaid within 90 days of receipt in accordance with this clause 9.

(b)

Net Proceeds received or recovered by any member of the Group as a result of making any disposal or lease (not being a Specified Disposal), a claim under an insurance policy, a claim against a professional adviser or a claim under any due diligence report or warranty need not be applied in accordance with clause 9.3(a) if:

(i)

within 180 days after receipt it is applied or unconditionally committed in reinstating, replacing or repairing, or otherwise invested in, assets of a capital nature which are not prohibited from being purchased under this agreement, (for the avoidance of doubt, the application of such proceeds in accordance with this paragraph shall not constitute Capital Expenditure for the purpose of this agreement) or meeting or reimbursing for liabilities in relation to which that amount was received; and

(ii)	within 360 days after receipt it is actually paid towards the purpose for which it was applied or unconditionally committed under clause 9.3(b){i).

9.4	Application of voluntary and mandatory prepayments

Amounts required to be prepaid under clauses 9.1 to 9.3 will be applied as follows:

(a)	firstly, in or towards repayment of the Principal outstanding under Facility B;

(b)	second, if and once Facility B has been repaid in full, in or towards repayment of the Principal outstanding under Facility A; and

(c)	thirdly, if and once Facility A has been repaid in full, in or towards repayment of the Principal outstanding under Facility C,

in each case pro rata by reference to the total Principal outstanding under that Facility.

9.5	Other amounts payable upon prepayment

(a)

Break costs: Where the whole or any part of any Advance is prepaid under this agreement and such prepayment is not made on the last day of an Interest Period relating to that Advance, the relevant Borrower shall pay to the Facility Agent for the account of the Lenders:

	(i)	simultaneously with that prepayment, accrued interest (including accrued Margin) on that Advance (including, where relevant, any amount payable under clause 17) to the date of actual payment; and

	(ii)	upon demand, any amount specified by the Facility Agent as being specified by a Lender as its Break Costs attributable to all or any part of that Advance being

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paid by the relevant Borrower on a day other than the last day of an Interest Period for that Advance.

Each Lender shall be entitled to receive an amount equal to its Break Costs. Each Lender shall, as soon as reasonably practicable after a demand by the Facility Agent or the relevant Borrower, provide a certificate to that Borrower confirming the amount of its Break Costs for any Interest Period in which they accrue.

(b)

Full prepayment: Where the whole of the Principal is to be prepaid under this agreement, the relevant Borrower shall pay to the Facility Agent for the account of the Lenders, in addition to any amounts payable under clause 9.5(a), all other Outstanding Money to the date of actual payment.

9.6	Redrawing

(a)	Amounts repaid or prepaid under Facility A may not be redrawn.

(b)	Subject to compliance with the provisions of this agreement relating to drawdown, amounts under:

	(i)	Facility B prepaid in accordance with clause 9.1 shall be available for drawing or redrawing during the Availability Period; and

	(ii)	Facility C repaid in accordance with clause 9.?(a) or prepaid in accordance with clause 9.1 shall be available for drawing or redrawing during the Availability Period.

9.7	Repayment of Advances

(a)	Each Advance under Facility C shall be repaid by the relevant Borrower on its Repayment Date.

(b)	Each Advance under each of Facility A and Facility B shall be repaid by the relevant Borrower in one amount on the Final Repayment Date.

9.8	Final Repayment

The Borrowers shall repay to the Facility Agent for the account of the Lenders all Outstanding Moneys on the Final Repayment Date.

10.	Cancellation

10.1	During Availability Period

The Borrowers may at any time on giving not less than 5 Business Days' irrevocable notice to the Facility Agent cancel any undrawn or unutilised portion of Facility B or Facility C in whole or in part (and if in part in minimum amounts of NZ$100,000 and in integral multiples of NZ$50,000 or such other amount as the Facility Agent may agree) and, upon notice by the Company in writing to the Facility Agent, shall be applied at the option of the Company either to reduce:

(a)	the Facility Amount of Facility Band Facility C pro rata by the amount cancelled; or

(b)	the Facility Amount of Facility B until cancelled in full and thereafter the Facility Amount of Facility C,

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at the end of that 5 Business Day period. During that 5 Business Day period, no Borrower may give a Drawdown Request purporting to draw or utilise all or any part of the Facility Amount which is subject to that notice of cancellation.

10.2	Automatic cancellation

(a)

Any amount undrawn under a Facility on the last day of the Availability Period in respect of that Facility shall be automatically cancelled and the relevant Facility Amount shall be reduced accordingly.

(b)	The Facility A Amount shall reduce by each amount repaid or prepaid (whether mandatorily or voluntarily) under Facility A.

10.3	Pro rata reduction

Any cancellation under this clause 10 shall reduce the Commitments in respect of the relevant Facility or Facilities rateably and schedule 2 of this agreement shall be deemed to be amended accordingly. The Facility Agent shall promptly notify each Lender of any notice received under clause 10.1 and the amount of that Lender's Commitment which is to be cancelled. Amounts cancelled may not be redrawn.

11.	Representations and warranties

11.1	Representations and warranties

Each Obliger represents and warrants to the Finance Parties that:

(a)	Status: it is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation;

(b)	Power and authority: it has:

	(i)	the power and authority to own its assets and to carry on its business as, and in such place or places as, it is now being conducted;

	(ii)	the power to enter into, perform and deliver and exercise its rights and perform and comply with its obligations under, each Finance Document to which it is a party; and

(iii)

taken all necessary corporate action (including the passing of all resolutions) to authorise the entry into each Finance Document to which it is a party and the performance of all its obligations thereunder;

(c)

Obligations: its obligations under each Finance Document to which it is a party are legal, valid and binding and enforceable against it, in each case in accordance with its terms, subject to applicable bankruptcy, re-organisation, insolvency, moratorium or similar laws affecting creditors' rights generally and subject also {as to enforceability) to equitable principles of general application regardless of whether enforcement is sought in a proceeding in equity or at law;

(d)

No laws violated and non-conflict: neither its entry into the Finance Documents, nor the exercise of any right or the performance or observance of any obligation under the Finance Documents, nor any transaction contemplated thereby, does or will:

(i)	violate, conflict with or contravene any law, regulation or authorisation to which it is subject;

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(ii)

conflict in any respect with or result in a breach of, any agreement, document, arrangement, obligation or duty to which it is a party or which is binding on it or any of its assets, in each case where that conflict or breach would have a material adverse effect; or

(iii)	violate any of the documents constituting it or cause any limitation on any of its powers, or on the right or ability of its directors to exercise those powers, to be exceeded,

and will not result in:

(iv)	the creation or imposition of any security over any of its assets other than as permitted under a Finance Document;

(v)	the acceleration of the date for payment of any obligation under any agreement which is binding on it; or

(vi)	a limitation on its powers or the powers of its directors to be exceeded;

(e)	Authorisations:

(i)	each authorisation which is required by it in relation to:

(A)	the execution, delivery and performance by it of the Finance Documents to which it is expressed to be a party and the transactions contemplated by those documents;

(B)	the validity and enforceability of those documents; and

(C)	the admissibility in evidence of the Finance Documents to which it is a party in evidence;

has been obtained or effected;

(ii)

each authorisation which is required in relation to its business as now conducted, including the ownership and operation of its assets and under Environmental Law has been obtained and effected where failure to do so would have a material adverse effect; and

(iii)

each authorisation referred to in clause 11.1 (e)(i) is in full force and effect, it is not in breach of any conditions under them and it has paid all applicable fees for each of them on or before the due date for payment where failure to do so is reasonably likely to have a material adverse effect;

(f)	No default:

(i)	no Event of Default has occurred and remains unremedied; and

(ii)	no Event of Default or Potential Event of Default will result from its entry into the Finance Documents;

(g)	Laws: it is complying with all laws applicable to it and it has not breached any applicable law binding on it which breach has, or is reasonably likely to have, a material adverse effect;

(h)

Litigation: except as disclosed to the Facility Agent in writing, no litigation, arbitration, dispute or administrative proceeding is current or pending or, to its knowledge, threatened in relation to it:

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(i)	to restrain its entry into, or the exercise of its rights or the performance of its obligations under, the Finance Documents; or

(ii)

which is likely to be adversely determined and would, if so determined, have a material adverse effect or would adversely affect in a material way the ability of the Facility Agent, any Lender or the Security Trustee to exercise or enforce its rights under the Finance Documents;

(i)	Environmental Law: to the best of its knowledge after due inquiry:

(i)

there is no circumstance (including any act or omission) relating to some or all of the business or assets of the Group which has given rise or is reasonably likely to give rise to a claim or a requirement of material expenditure or the cessation or alteration of material activity under Environmental Law, in any such case which has had, or will have, a material adverse effect;

	(ii)	neither the Land nor any activity conducted on the Land:

(A)	is in breach of any Environmental Law or any order or direction made under any Environmental Law in respect of the Land or the use of the Land;

(B)	is contaminated by a pollutant;

(C)	is affected by an environmental liability; or

(D)	otherwise constitutes an environmental hazard,

in any such case which has had, or will have, a material adverse effect; and

(iii)

no fact or circumstance exists in relation to the Land arising out of the ownership, occupation or control of the Land by a Group Member which would render a Lender, the Security Trustee or any owner or occupier of the Land with the authority of a Lender or the Security Trustee, liable to be served with orders, notices or directions or to be subjected to a penalty or fine under any Environmental Law or liable for the cost of clean-up or other treatment of any contaminant on the Land;

(j)

Financial statements: (in the case of the Company only) the most recent consolidated financial statements and budgets of the Group or the Guaranteeing Group delivered to the Facility Agent comply with clause 12.1 (b), and there has been no change in the respective assets, indebtedness, conditions or operations of the companies to which those financial statements relate (taken as a whole) since the date as at which those financial statements were prepared which has had, or is reasonably likely to have, a material adverse effect;

(k)

Ranking of obligations: its liabilities under each Finance Document to which it is a party will at all times rank by virtue of the Security Documents in priority to the claims of all its other creditors, except indebtedness preferred solely by operation of law or secured pursuant to a Permitted Security Interest;

(I)	Security Interests:

(i)	no security exists over any of its property except Permitted Security Interests; and

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(ii)

the right, title and assets and undertakings over which a security is purported to be created in favour of the Security Trustee are capable of being encumbered by and constitute Secured Property under that security;

(m)	Good title:

	(i)	it is the sole legal and beneficial owner of its assets subject only to the security granted under any Permitted Security Interests; and

(ii)

it has good title to, or the right to use (under licence or otherwise), all Land, assets, property and Intellectual Property Rights necessary for it to carry on its business as presently conducted and the nature of any such right to use will enable it to carry on its business as presently conducted;

(n)	No material adverse effect: except as disclosed to the Facility Agent in writing, to the best of its knowledge, there has been no event or occurrence which has had a material adverse effect;

(o)	Solvency: it is able to pay its debts as they become due in the ordinary course of business;

(p)	No trust: it does not enter into any Finance Document as trustee of any trust;

(q)	Full disclosure and no misleading information:

(i)

all reports, financial and any other information (other than forecasts and projections) provided to the Facility Agent, the Mandated Lead Arrangers or any Lender by or on its behalf or in relation to a Group Member, their assets, business or affairs, any Material Contract or the Finance Documents (or the transaction they contemplate), was true, complete and accurate in all material respects and not misleading as at the date it was provided or the date (if any) at which it is stated (whether by the omission of facts known to it or otherwise); and

(ii)

all forecasts and projections (including budgets) provided to the Facility Agent or any of the Lenders were based on reasonable grounds at the time provided, using historical information and have been made in good faith;

(r)

Taxes: it is not overdue in filing any tax return (taking into account any extension or grace period) and it has paid all taxes payable by it when due other than taxes being contested in good faith where an adequate reserve has been created (and is being maintained) for those taxes (and such taxes are paid promptly on final determination or settlement of the contest);

(s)	Group Structure: the Group Structure Diagram is true and correct in all respects and does not omit any material information or details;

(t)	Immunity: it does not, nor do any of its assets, enjoy immunity from any suit or execution;

(u)	Corporate benefit: the execution of, and performance of all obligations under, each Finance Document to which it is a party, is for its own commercial benefit and is in its best interests;

(v)	Financial indebtedness and financial accommodation: except as permitted by this agreement, it has not

(i)	incurred or allowed to subsist any indebtedness for borrowed money; or

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(ii)	provided or agreed to provide any loan, financial accommodation, guarantee, indemnity or other similar obligation to or in respect of the obligations of, any person;

(w)

Financial assistance: the performance of its obligations under the Finance Documents does not contravene, or has otherwise been approved pursuant to the regime applicable under, sections 76 to 80 (inclusive) and/or 107(e) and 108 of the Companies Act;

(x)	Partnerships /Joint Ventures: other than as disclosed to the Facility Agent or as permitted by the Finance Documents, it is not a partner in any partnership or a party to any joint venture;

(y)

Material Contracts: each Material Contract to which it is a party is in full force and effect (except where terminated by effluxion of time or performance) and it is not aware of any breach by it of any term of any Material Contract to which it is a party, in each case, where such failure to maintain in full force and effect or such breach (as applicable) has, or is reasonably likely to have, a material adverse effect;

(z)	Proceeds: it has applied all money borrowed under the Finance Documents in accordance with the terms of this agreement;

(aa)	Arm's length dealings: it has not entered into any agreement, arrangement or understanding with any person (other than another Obliger) except on commercial arm's length terms;

(bb)	Insurance: all material insurances required by this agreement are in place and in full force and effect; and

(cc)

Share Plans: it has not entered into any Share Plan (other than a Material Share Plan) which includes a mandatory requirement on the Company to acquire from a Member shares in the Company and/or an entitlement on the Member to redeem shares in the Company other than to the extent such acquisition or redemption may be a Permitted Distribution.

11.2	Repetition

The representations and warranties contained in clause 11.1 will be deemed to be repeated by each Obliger on the date of each Drawdown Request, on each Drawdown Date, the date of each Selection Notice and on each Interest Payment Date by reference to the facts and circumstances then existing (except for the representation in clauses 11.1 (q)(i) which will not be repeated after the first Drawdown Date).

11.3	Reliance

Each Obliger acknowledges that the Finance Parties will rely on the representations and warranties contained in clause 11.1 in making the Secured Moneys available to the Borrowers.

12.	Undertakings

12.1	Positive undertakings

Each Obliger shall:

(a)	Financial information: (in relation to the Company only) deliver to the Facility Agent in sufficient copies to be provided to the Lenders:

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(i)

Annual financial statements: as soon as practicable (and in any event within 120 days) after the last day of each Financial Year, the audited consolidated financial statements (including sufficient information to be able to calculate the financial covenants in clause 12.3 of the Group and, where different, the Guaranteeing Group in respect of that Financial Year;

(ii)	Annual Business Plan: no later than 1 day prior to the start of each Financial Year, the Annual Business Plan (including forecast financial statements) for that Financial Year;

(iii)

Monthly Management accounts: as soon as practicable (and in any event within 30 days) after the last day of each calendar month, unaudited monthly management accounts of the Group and, where different, the Guaranteeing Group:

(A)

in the case of each calendar month falling in the Financial Year ending 31 December 2015 which coincides with the last month of a quarter of a Financial Year, including, a detailed comparison to the financial model delivered by the Company in connection with this agreement; and

(B)	in the case of each calendar month thereafter, including a detailed comparison to the Annual Business Plan,

for that period together with any detailed management commentary in relation to any material deviation) in respect of that calendar month, including consolidated monthly and year-to-date financial statements for the Group and, where different, the Guaranteeing Group;

(iv)

Other information: from time to time, as soon as practicable after request by the Facility Agent, such information about the business, assets and financial condition of the Group Members as the Facility Agent may reasonably require (in its opinion);

(v)	Compliance Certificate:

(A)	as soon as reasonably practicable, and in any event within 45 days of each Test Date a completed Compliance Certificate with respect to each Test Date:

	(a)	certifying the Guaranteeing Group's compliance with the financial covenants in clause 12.3 as at the relevant Test Date;

	(b)	containing reasonably detailed calculations demonstrating compliance with the financial covenants and to allow reconciliation with the monthly management accounts;

(c)

signed by one director of the Company and, in relation to the certificate delivered in relation to the end of each Financial Year, accompanied by a certificate from the independent auditors of the Company (who are acceptable to the Facility Agent (acting reasonably)) confirming the accuracy of the Compliance Certificate at that time (insofar as it relates to the calculation of the financial covenants only); and

(d)

confirming whether any Event of Default, Potential Event of Default or Event of Review is subsisting, whether there is any subsisting breach of any of the representations contained in clause 11 or the undertakings contained in clause 12; and

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(B)

following delivery of the annual financial statements delivered pursuant to clause 12.1 (a)(i), reconcile those annual financial statements with the financial statements that it used to make the calculations described in clause 12.1 (a)(v) above (if applicable) in the Compliance Certificate most recently delivered to the Facility Agent and, if that reconciliation process causes those calculations to change, deliver an amended Compliance Certificate to the Facility Agent showing those amended calculations.

(b)	Accounting practice: ensure that all financial statements delivered to the Facility Agent under clause 12.1 (a)(i):

	(i)	are prepared in NZ$ and in accordance with the Accounting Standards, consistently applied;

(ii)

give a true and fair view of the financial position and performance of the Group, the Guaranteeing Group, and the results of operations of the Group and, where different, the Guaranteeing Group, as at the date, and for the period ending on the date, to which the financial statements are made up; and

	(iii)	are signed by two directors of the Company and are accompanied by all documents and reports required by law to be annexed to them,

and that there is no change in accounting policy unless required by law, the Accounting Standards or as previously disclosed to and agreed by the Facility Agent (acting reasonably) in writing;

(c)	Guarantors: except with the prior written consent of the Facility Agent acting on the instructions of the Majority Lenders:

(i) (other than where (ii) below applies) ensure that all wholly owned Subsidiaries (with the exception of any Dormant Subsidiary) of the Company are Guarantors; and

(ii)

where a company is required by the law of its jurisdiction of incorporation to complete a financial assistance procedure in order to become a Guarantor, ensure that such financial assistance approval procedures are completed promptly and, for Obligors incorporated in New Zealand, no later than 5 Business Days, and for any other Obligors, within such time as is customary in the relevant jurisdiction, after the date upon which the relevant company becomes a wholly-owned Subsidiary of the Company;

(d)	Group Structure Diagram: promptly following any change to the group structure of the Group (including the Shareholders of the Company), an updated Group Structure Diagram;

(e)

Anti-money laundering documentation: supply or procure the supply of, documentation and other evidence reasonably requested by the Facility Agent or a Lender which is required to satisfy or comply with the "know your customer", "know your client" or "client vetting" procedures of any Finance Party or any potential assignee or potential sub-participant or any other person who is considering contracting with a Finance Party in connection with a Finance Document;

(f)	Notification: promptly upon becoming aware of the same, notify the Facility Agent of (and provide reasonable details of) the occurrence of:

(i)

an Event of Default or Potential Event of Default or any breach of a Finance Document and, within 10 Business Days of first becoming aware of that event or breach, written advice of any action taken (or to be taken) as a result;

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(ii)

any litigation, arbitration, administration or other proceeding (other than which is, in the reasonable opinion of the Company, frivolous or vexatious) in respect of it or any of its assets being commenced or threatened which either:

(A)	is in respect of an amount in excess of the Threshold Amount; or

(B)	might, if adversely determined, be reasonably likely to have a material adverse effect;

(iii)	any proposal of any governmental agency to compulsorily acquire any of its material assets;

(iv)	any notice, order or material correspondence with or from a governmental agency relating to its business or assets which is reasonably likely to have a material adverse effect;

(v)	any environmental claim which is reasonably likely to have a material adverse effect;

(vi)	any loss of or claim in relation to material intellectual property rights necessary for the conduct of its business in excess of NZ$2,500,000; and

(vii)

any change to the identity of its Authorised Signatories for the purposes of this agreement, giving specimen signatures of any new Authorised Signatory appointed, and, where requested by the Facility Agent, evidence satisfactory to the Facility Agent of the authority of any Authorised Signatory;

(g)	Compliance: comply with all its obligations under:

(h)	Insurance:

(i)

keep insured with reputable insurers materially all its physical assets (including those taken on lease) of an insurable nature which are customarily insured (either generally or by persons carrying on a similar business) against loss or damage by fire and other risks normally insured against by persons carrying on the same class of business as that carried on by it for their replacement value or such lower value as the Facility Agent may agree in writing (except where the directors of the Company are satisfied that indemnity cover is sufficient) (it being acknowledged that this clause shall not require any Obligor to insure any cell site in respect of fire);

(ii)

maintain insurance with reputable insurers against third party liabilities on terms substantially similar to those adopted from time to time by persons carrying on a similar business of a comparable size;

(iii)	ensure that the insurer in respect of each insurance policy notes the interests of the Security Trustee in that policy; and

(iv)	promptly pay all premiums and do all other things necessary to maintain the insurances required by this clause 12.1(h) in full force;

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(i)	Comply with laws etc: comply with and observe in all material respects all applicable laws and directives applicable to it;

(j)	Authorisations: obtain, maintain in full force and effect and promptly renew from time to time:

(i)	all authorisations necessary to enable it to carry on its business {where failure to do so would have a material adverse effect);

(ii)

all authorisations necessary to enable it to perform and comply fully with its respective obligations under the Finance Documents, and the implementation of the transactions contemplated by the Finance Documents to which it is a party and to ensure the legality, validity, enforceability or admissibility in evidence of any Finance Document; and

(iii)	all authorisations required in relation to it or any of its assets (including under Environmental Law) (where failure to do so would have a material adverse effect),

and not do anything which would prevent the renewal of any authorisation referred to in this clause or cause it to be renewed on materially less favourable terms;

(k)	Maintain corporate existence:

	(i)	maintain its corporate existence in its current jurisdiction of incorporation;

	(ii)	not relocate its principal place of business outside of its jurisdiction of incorporation;

	(iii)	maintain all franchises, licenses, leases, and patents required to operate its business where failure to do so would have a material adverse effect; and

	(iv)	not enter into or effect any scheme under which it or any part of it ceases to exist or under which its material assets or material liabilities are vested in or assumed by any other person;

(I)

Pay taxes and outgoings: file all tax returns as required by law, and pay and discharge all taxes, rates, assessments and outgoings upon it or against its property prior to the date upon which penalties become payable except only to the extent that such taxes, rates, assessments and outgoings are being contested in good faith by appropriate proceedings and adequate resources are set aside for their payment;

(m)

Ranking of obligations: ensure that its liabilities under the Finance Documents rank, and will at all times rank, by virtue of the Security Documents in priority to the claims of all its other creditors, except indebtedness preferred solely by operation of law or secured pursuant to a Permitted Security Interest;

(n)

Intellectual Property: ensure that it owns or has licensed to it on no worse than arms' length terms all Intellectual Property Rights reasonably necessary for the conduct of its business and take any steps that are reasonable or prudent in the circumstances to protect those Intellectual Property Rights in each case where failure to do so has had or will have a material adverse effect;

(o)

Further assurances: promptly, and at its own cost, execute and deliver to the Security Trustee all transfers, assignments and other agreements and do all acts and things in respect of a Security Document as the Security Trustee reasonably deems necessary to secure the full benefit of its rights under any Security Document and in particular:

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(i)

do anything which the Security Trustee reasonably requests which more satisfactorily charges or secures the priority of the security granted under the Security Documents, or secures to the Security Trustee its Secured Property in a manner consistent with any provision of any Finance Document, or aids in the exercise of any power of the Finance Parties, including, the execution of any document, the delivery of title documents or the execution and delivery of blank transfers; and

(ii)	when the Security Trustee requests, execute a mortgage in favour of the Security Trustee:

(A)	while a Potential Event of Default or Event of Default is continuing , over any Land; and

(B)	at any other time, over any Land with a value in excess of the Acquisition/ Disposal Threshold Amount,

in each case in form and substance required by the Security Trustee and register any such mortgage;

(p)	Hedging:

(i)

maintain at all times interest rate and foreign exchange hedging in accordance with the most recent treasury policy of the Company approved in writing by the Facility Agent (acting reasonably) provided that any mismatch in interest rate hedging due to the payment dates under the Trilogy Hedge Agreement not being the same as the relevant Interest Payment Dates under this agreement and which would otherwise be required under that treasury policy shall not be required under this clause 12.1(p);

(ii)

other than to the extent already existing on the date of this agreement or as may be modified in accordance with the treasury policy approved in writing by the Facility Agent under clause 12.1 (p)(i), not enter into any derivative instrument other than:

(A)	with the Lenders (or their Related Bodies Corporate); and

(B)	in accordance with the treasury policy approved in writing by the Facility Agent under clause 12.1 (p)(i);

provided that:

(C)	an Obliger shall:

	(i)	allow each Lender a reasonable opportunity to submit a quote in relation to any hedging required by that Obliger;

	(ii)	disclose to all Lenders the lowest quote received pursuant to paragraph (C)(i) above (the low quote); and

	(iii)	allow each Lender the opportunity to match the low quote,

in which case the hedging shall be allocated to all Lenders who have elected to match the low quote pari-passu and proportionately to the aggregate of their Commitments across all Facilities; and

(D)	where there is only one Lender quoting in accordance with paragraph (C) above, that Lender's quote shall (in the opinion of that Lender (not

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acting unreasonably)) be consistent with what that Lender is charging customers of similar standing to the relevant Obliger of that hedging in the market at the relevant time (taking into account the security granted under the Security Documents);

(q)	Maintenance of Secured Property:

(i)

keep its Secured Property in a good state of repair and in good working order allowing for fair wear and tear in the manner that would be expected by a prudent person carrying on the business of the Obliger and take reasonable steps to protect its Secured Property from damage; and

(ii)

do everything necessary or reasonably required by the Facility Agent (acting on the instructions of the Majority Lenders, acting reasonably) to preserve and protect the Secured Property and their interests in the Secured Property;

where failure to do so has, or is reasonably likely to have, a material adverse effect;

(r)	Environmental Laws:

	(i)	comply with all Environmental Laws affecting its operation or its property;

(ii)

maintain procedures which are adequate to monitor its compliance with Environmental Law and circumstances which may give rise to a claim or to a requirement of expenditure by it or of cessation or alteration of its activity

("Perilous Circumstances"); and

(iii)

where the procedures or any audit reveal any material non-compliance with Environmental Law, or reveal any Perilous Circumstances, it will promptly take such steps as are reasonable in the circumstances to remedy them, in each case, where a failure to do so has, or is reasonably likely to have, a material adverse effect;

(iv)

inform the Facility Agent of any material breach of any Environmental Law, or any notice or order received by it under any Environmental Law, which result in a breach of the warranty in clause 12.1 (s)(i); and

(v)

provide the Facility Agent upon reasonable request (which shall not be made more than once in any 12 month period and shall only be made if the Facility Agent has reasonable grounds to believe that there has been material non- compliance with Environmental Law), but at its sole cost, with environmental audits and reports in respect of the matter in relation to which the Facility Agent has reasonable grounds to believe there has been material non-compliance with Environmental Law, in a form and from an independent consultant reasonably acceptable to the Facility Agent;

(s)	Spectrum Management Rights and Licenses: in the case of the Company:

(i)

ensure that it holds or has the right to use all Spectrum Management Rights and Licenses which are sufficient to enable the Company to operate its network in a manner and to a standard at least consistent with the operation of its network as at the date of this agreement;

	(ii)	take all action within its power to maintain all Spectrum Management Rights and Licenses in full force and effect where failure to do so is reasonably likely to have a material adverse effect; and

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(iii)	not breach any provision of any Spectrum Management Rights and Licenses where failure to do so is reasonably likely to have a material adverse effect;

(t)

Information to be true: ensure that all information (other than any projections or forecasts) provided by an Obliger to the Finance Parties in accordance with the Finance Documents is true and accurate in all material respects as at the date that information is provided and that all projections and forecasts will be made with all due care after diligent consideration

(u)	Compliance and enforcement of Material Contracts:

(i)	comply in all respects with its obligations under the Material Contracts;

(ii)	enforce its rights under the Material Contracts and exercise its rights, authorities and discretions under those documents, in each case prudently;

(iii)	not do anything that would make any material term of a Material Contract invalid or unenforceable; and

(v)

Transfer Material Contracts: unless required to by the terms of the Material Contracts, not consent to any assignment, transfer or other dealing by another party to a Material Contract of any of that party's rights or obligations under that document, where to do so would, or is reasonably likely to have, a material adverse effect;

(w)	Dispute under Material Contract:

(i)	promptly notify the Security Trustee and the Facility Agent of

(ii)	provide updates to the Security Trustee and the Facility Agent of the progress of any dispute notified under sub-paragraph(i) as reasonably requested from time to time; and

(iii)	not (without the prior written consent of the Facility Agent) agree to the settlement or resolution of any dispute:

(A)	referred to in clause12.1 (x)(i)(A); or

(B)	any other Material Contract where such settlement or resolution would, or is reasonably likely to have, a material adverse effect;

(x)

Tax consolidation: not be a member of a consolidated group for income tax purposes or a group of companies for GST purposes in either case where the relevant group includes an entity that is not an Obliger;

(y)	Notification of potential voluntary administration: use its best endeavours where legally permitted to do so and having regard to applicable directors' duties and any

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potential personal liability which may arise from insolvent trading and like provisions, to notify the Facility Agent and the Security Trustee of any intention of the directors to appoint a voluntary administrator to any Obligor; and

(z)	Undertakings relating to Secured Property:

(i)	Notice of Secured Property: promptly notify the Security Trustee in writing:

	(A)	of any material Secured Property that is located outside of New Zealand;

	(B)	of any material Secured Property that is to be moved from the jurisdiction where it was situated at the time the security interest under any Security Document attached to it;

(C)

if any personal property which is not Secured Property and which is subject to a security interest which has attached becomes an accession to any Secured Property where that will have a material adverse effect, except in relation to inventory disposed of in the ordinary course of business of the Obligor;

(ii)

List of serial numbered goods: promptly, upon the reasonable request of the Security Trustee, provide to the Security Trustee a full and complete list of any serial numbered goods (as defined in the PPSA);

(iii)

Registration of security: promptly register each security interest created under a Security Document in each jurisdiction (other than New Zealand) in which registration may be required or advisable in order to ensure its enforceability, validity and priority;

(iv)	Change of name: not change its name without giving at least 14 days prior written notice to the Security Trustee;

(v)

Processed or commingled goods: not, without the Security Trustee's prior written consent, permit any Secured Property to be manufactured, processed, assembled or commingled with anything that is not also Secured Property where that will have a material adverse effect; and

(vi)

Deposit title documents: if reasonably required by the Security Trustee, deposit with the Security Trustee all documents of title held by it relating to any Secured Property or any document given to secure any amount payable to it; and

(vii)

No accession or fixture: not allow any personal property to become an accession or a fixture to any asset (other than land) that is not Secured Property (or otherwise subject to a security interest in favour of the Security Trustee) or to be affixed to any land (other than any freehold interest in land in respect of which the Security Trustee has a first ranking registered mortgage) where that will have a material adverse effect.

12.2	Negative undertakings

No Obligor may, without the prior written consent of the Facility Agent:

(a)	Restrictions on Distributions: pay or make, or allow to be paid or made, any Distribution to any person who is not an Obligor, except for a Distribution which is a Permitted Distribution, however:

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(i)	reasonable director's fees of the directors of each Obliger may be paid at any time;

(ii)

any public liability, directors and officers and/or other insurance premiums (or any proportionate share thereof) which are payable by a Shareholder or Related Body Corporate, in each case which are paid directly, or are reimbursed, by an Obliger and which relate to an Obliger, have been arranged with the consent of that Obliger and cover risks associated with that Obliger may be paid at any time provided that the board of the Company is satisfied that the amount of those premiums is not unreasonable for the insurance cover being provided under the relevant policies;

(iii)

reasonable fees payable by an Obliger to a Shareholder or Related Body Corporate, and associated reasonable out of pocket expenses (including any travel, legal and other expenses) payable by an Obliger, for or in relation to consulting, management, advisory or any other similar services provided by the relevant Shareholder or Related Body Corporate to any member of the Group on an arms-length basis may be paid at any time provided:

(A)	all such fees made in any Financial Year, when aggregated with any amounts paid under clause 12.2(a)(v) in the Financial Year, do not exceed in aggregate, NZ$900,000; and

(B)	no Event of Default or Potential Event of Default is continuing or would result from such payment,

may be paid at any time;

(iv)

reasonable out of pocket expenses (including any travel, legal and other expenses) which are payable by Trilogy in connection with Trilogy's review of the Finance Documents and the Nomination and Use Documentation (and any other matters reasonably related thereto (including matters relating to Spectrum Management Rights and Licences) and which are paid directly, or are reimbursed, by an Obliger may be paid at any time; and

(v)

any other reasonable out of pocket expenses (including any travel, legal and other expenses) of a director of an Obliger or a director or authorised representative of a Shareholder or Related Body Corporate, in each case which are required to be paid directly, or are required to be reimbursed, by an Obliger and which (in the case of a Shareholder or Related Body Corporate) relate to the business of an Obliger provided:

(A)	all such fees made in any Financial Year, when aggregated with any amounts paid under clause 12.2(a)(iii) in that Financial Year, do not exceed NZ$900,000; and

(B)	no Event of Default or Potential Event of Default is continuing or would result from such payment,

may be paid at any time;

(b)	Negative pledge: create or permit to subsist any security over the whole or part of its assets other than a Permitted Security Interest;

(c)

Amendments to constitution: amend or revoke its constitution or any other constituent document of it or allow them to be amended in any manner that is or may be materially adverse to the interests of the Finance Parties;

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(d)

Disposal of assets: whether by a single transaction, or a number or series of related or unrelated transactions and whether at the same time or over a period of time (and whether voluntary or involuntary), dispose of any asset except for any Permitted Disposals;

(e)	Financial indebtedness: incur or allow to subsist any indebtedness for borrowed money unless such indebtedness is Permitted Indebtedness;

(f)

Financial accommodation: provide or agree to provide any loan, financial accommodation, guarantee, indemnity or other similar obligation to or in respect of the obligations of, any person (financial support) unless such financial support is Permitted Financial Support;

(g)	No change to business: cause the Group taken as a whole to:

(i)

engage in any material business or other activity other than, or do anything which would result in material changes to, its business and operations as at the date of this agreement (including by the creation, acquisition or investment in any additional business); or

(ii)	cease to conduct any material part of its business;

(h)	Arm's length dealings: enter into any agreement, arrangement or understanding with any person (other than another Obligor) except on commercial arm's length terms;

(i)

Acquisitions: acquire (including any acquisition by way of Capital Expenditure) any asset, share, or business or make any other investment (including any investment in any joint venture or partnership) unless such acquisition is a Permitted Acquisition;

(j)	Merger: enter into any amalgamation, de-merger, merger or corporate reconstruction except for the purpose of, and followed by:

(i)	an amalgamation of an Obligor with another Obligor, provided that if one of the amalgamating Obligors is a Borrower, that Borrower is the surviving entity following the amalgamation; and

(ii)	a solvent deregistration or solvent reconstruction of an Obligor or any other transaction on terms approved by the Facility Agent as a permitted reconstruction (acting reasonably);

(k)	Material Contracts:

	(i)	amend or vary, or agree to any material amendment or variation of;

	(ii)	avoid, release, surrender, discharge (other than by performance) terminate or rescind (except by performance);

	(iii)	expressly or implicitly waive, or extend or grant any time or indulgence in respect of; or

	(iv)	do or omit to do anything which would give any other person legal or equitable grounds to do anything in clause 12.2U)(i), 12.ZU)(ii), or 12.2U)(iii) in respect of,

any Material Contract to which it is a party if such action would be materially adverse to the rights or obligations of the Lenders under the Finance Documents;

(l)	Transactional Bank Facilities: shall not, and shall ensure that no other member of the Group will:

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(i)	permit a liability under the Transactional Bank Facilities to remain outstanding after it becomes due and owing; or

(ii)	incur net liabilities in aggregate in excess of NZ$5,000,000 under the Transactional Bank Facilities; or

(m)

Restrictions on payment of Subordinated Liabilities: pay or make, or allow to be paid or made, any payment or other amount towards the satisfaction of Subordinated Liabilities other than in accordance with clause 12.2(a);

(n)	Restrictions on other transactions:

(i)

sell or otherwise dispose of any of its assets to a person where, under the terms of that sale or deposit, or under a related transaction, that asset is or may be leased to it or any related person of it unless that disposal is a Permitted Disposal;

(ii)

alter or allow to be altered any term attaching to any of its own shares, in a manner which would cancel or reduce the liability of any shareholder in relation to a share held prior to that alteration;

(o)	Share Plans:

(i)

alter or allow to be altered any term relating to the redemption, transfer or acquisition of shares in the Company under or in connection with any Share Plan (including a Material Share Plan), in a manner which would increase the number or price of shares required to be mandatorily redeemed by, transferred to, or acquired by the Company; or

	(ii)	enter into, or agree to enter into, any Share Plan (other than a Material Share Plan) that includes a mandatory requirement on an Obliger to acquire, transfer or redeem shares in an Obliger,

in each case, other than to the extent that any such acquisition, redemption or transfer may be a Permitted Distribution;

(p)

Directors: appoint or allow to be appointed a director of an Obliger unless the Facility Agent has confirmed in writing to the relevant Obliger that all "know your customer" or similar checks under applicable laws and regulations relating to anti money laundering, terrorist-financing and economic and trade sanctions have been satisfied (such consent not to be unreasonably withheld or delayed); or

(q)

Put/Call Agreement: not exercise its right to make a call under clause 2(a) of the Put/Call Agreement without the prior written consent of the Facility Agent (acting on the instructions of the Majority Lenders, acting reasonably).

12.3	Financial covenants The Company:

(a)	Total Interest Coverage Ratio: shall ensure that, on any date, the Total Interest Coverage Ratio shall not at any time be less than 3.00 times;

(b)	Leverage Ratio: shall ensure that, on any date, the Leverage Ratio shall not at any time be greater than 3.00 times; and

(c)	Capital Expenditure: shall ensure that the Group does not incur, in relation to any Financial Year, Capital Expenditure in excess of the aggregate of:

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(i)	110% of the Agreed Capital Expenditure for that Financial Year;

(ii)

any Capital Expenditure of the Company in relation to the 700 MHz Spectrum arising as a result of the Nomination and Use Arrangements, provided that such Capital Expenditure occurs only a result of Accounting Standards' treatment of the Nomination and Use Arrangements as a finance lease and provided further that the amount of such Capital Expenditure is limited to that which the Company has not paid and in respect of which there is no legal liability of the Company to pay anyone other than as a Subordinated Liability; and

(iii)	any Capital Expenditure funded solely by New Equity and applied solely towards the acquisition of Spectrum Management Rights and Licences,

provided that the Company may, on a rolling 12 month basis, defer Agreed Capital Expenditure that was scheduled to have been spent in any quarter of any Financial Year of the Company provided that:

(iv)	the Company may only defer up to (and including) NZ$5,000,000 of Agreed Capital Expenditure at any time; and

(v)

Agreed Capital Expenditure deferred pursuant to clause 12.3(c)(iii) may only be deferred until the immediately succeeding financial quarter (such carried forward Agreed Capital Expenditure limit being deemed to be spent first).

12.4	Financial covenant calculations

(a)	First Test Date: The first Test Date in relation to which a Compliance Certificate is to be delivered with respect to the financial covenants in clauses 12.3(a) and 12.3(b) is 30 September 2015.

(b)

NZ Dollar Equivalent: For the avoidance of doubt, NZ Dollar Equivalent amounts (as at the relevant date or, as determined in accordance with Accounting Standards, over the relevant period) will be used to calculate:

(i)	the financial covenants in clause 12.3;

(ii)	Free Cash Flow; and

(iii)	any threshold or basket amount in this agreement.

(c)

Review: If there is any change to the Accounting Standards which, in the reasonable opinion of the Facility Agent or the Obligors, alters the manner in which a financial covenant in clause 12.3 is calculated or the economic effect of such calculation, the Obligors and the Facility Agent agree to discuss in good faith for a period of up to 20 Business Days any necessary adjustment which may be required to such financial covenant to ensure that it remains, in substance, unaffected by the change to the Accounting Standards. In the absence of any such agreement, the financial covenants shall continue to be calculated as if there had been no change to the Accounting Standards.

12.5	Foreign Assets Control Regulations, Etc.

(a)	No Obligor or any Subsidiary is:

(i)

a person whose name appears on the list of Specially Designated Nationals and Blocked Persons published by the Office of Foreign Assets Control, U.S. Department of Treasury (OFAC) (an OFAC Listed Person);

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(ii)

a person that is otherwise a sanctions target of the OFAC sanctions programmes or any other sanctions programmes administered by the United Nations, the European Union or the New Zealand government; or

(iii)	a department, agency or instrumentality of, or is otherwise controlled by or acting on behalf of, directly or indirectly:

	(A)	any OFAC Listed Person or person that is otherwise a sanctions target; or

(B)

the government of a country subject to comprehensive U.S. economic sanctions administered by OFAC (currently Iran, Sudan, Cuba, Myanmar, Syria and North Korea) or administered by the United Nations, the European Union or the New Zealand government (each OFAC Listed Person and each other entity described in clause (ii) and (iii), a Blocked Person).

(b)	No part of the proceeds from any Advance hereunder will be used, directly by any Obliger or indirectly through any Subsidiary, in connection with any investment in any Blocked Person.

(c)	To the Obligors' actual knowledge after making due inquiry, no Obliger nor any Subsidiary:

(i)

is under investigation by any Governmental Authority for, or has been charged with, or convicted of, money laundering, drug trafficking, terrorist-related activities or other money laundering predicate crimes under any applicable law (collectively, Anti-Money Laundering Laws);

	(ii)	has been assessed civil penalties under any Anti-Money Laundering Laws; or

	(iii)	has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws.

(d)

No part of the proceeds from any Advance hereunder will be used by the Obliger for any improper payments to any governmental official or employee, political party, official of a political party, candidate for political office, official of any public international organisation or anyone else acting in an official capacity, in order to obtain, retain or direct business or obtain any improper advantage.

(e)	No Obliger will, or will permit any Subsidiary to:

	(i)	become an OFAC Listed Person; or

(ii)

have any investment in any Blocked Person where such investments could reasonably be expected to result in any Lender being in violation of the laws and regulations referred in Section 5.16(a) TWEA, Section 1 of the Anti- Terrorism Order or the USA Patriot Act (as the same may be amended from time to time, or any successor or supplemental laws or regulations of similar substance).

12.6	Event of Review - Change of Control and IPO

Upon the occurrence of:

(a)	a Change of Control of an Obliger; or

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(b)	the listing of any Obligor on any stock exchange, or the public offering of any shares in any Obliger, in either case which results in a Change of Control of that Obliger, the Facility Agent may (and shall if directed by the Majority Lenders) by notice in writing to the Company require that the Company enters into negotiations in good faith with the Facility Agent with a view to agreeing terms on which the Lenders are willing to continue to make the Facilities available to the Borrowers. If after 30 days from the date of the notice was received by the Company (or such later date agreed in writing by the Borrower and the Facility Agent), the parties have not agreed upon such terms, the Facility Agent may (and shall if directed by the Majority Lenders) at any time by not less than 60 days notice from the Facility Agent to the Company, cancel the Facilities whereupon the Facility Limits for each relevant cancelled Facilities shall be reduced to zero and the Company shall pay or procure payment of all Outstanding Money to the Facility Agent immediately (or within any period specified by the Facility Agent) together with Break Costs due under clause 9.5.

13.	Default

13.1	Events of Default

If any of the following occurs, whether or not within the control of any Obliger:

(a)

Non-payment of Principal or interest: an Obliger fails to pay any amount due under this agreement or any other Finance Document in the manner and in the currency required on its due date (or within two Business Days after its due date where non- payment on its due date has arisen solely by reason of a technical, computer or similar error outside the control of that Obliger); or

(b)	Financial covenants: an Obliger fails to comply with clause 12.1(f)(i) {in relation to notification of an Event of Default) or any of the financial covenants set out in clause

12.3; or

(c)

Other breach: an Obliger commits any breach of, or omits to observe, any of its undertakings or obligations under any Finance Document (other than those referred to in clauses 13.1 (a) and 13.1 (b)) after the expiry of any applicable grace period and, in respect of any such breach or omission which is capable of being remedied, such breach or omission is not remedied within 10 Business Days of the earlier of notice from the Facility Agent and the Obligor becoming aware of the relevant breach or omission; or

(d)

Misrepresentation: any representation, warranty or statement made or deemed to be repeated by an Obliger in any Finance Document or in any notice, certificate, statement or other document contemplated by, or made or delivered pursuant to, any Finance Document, or any information or financial statement delivered pursuant to clause 12.1 (a), is or was untrue or incorrect in any material respect when made, deemed to be repeated or delivered and, in respect of any breach of this sub-clause capable of being remedied, such breach is not remedied within 10 Business Days of the earlier of notice from the Facility Agent and the Obliger becoming aware of the misrepresentation; or

(e)

Cross-default: any indebtedness for borrowed money in excess in aggregate of the Threshold Amount {or its equivalent in other currencies) of any Obliger is not paid when due or within any applicable grace period in any document relating to such indebtedness, or becomes {or becomes capable of being rendered) due and payable prior to its stated maturity by reason of an event of default, cancellation event {other than where permitted by its terms) or similar event (whatever called); or

(f)	Security:

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(i)	any security over any asset of an Obligor having a value in excess of the Threshold Amount is enforced or becomes enforceable; or

(g)

Withdrawal of consent or authorisation:  any consent or other material authorisation at any time necessary in connection with any Finance Document, or its or their implementation or performance, expires or is revoked, cancelled, withdrawn or modified, or otherwise ceases to remain in full force and effect and is not replaced by a consent or other authorisation having materially the same effect; or

(h)	Cessation of business or dissolution:

(i)

an Obligor ceases or threatens to cease to carry on all or substantially all of its business or operations, or an application or an order is made (other than an application which is withdrawn or dismissed within 10 Business Days;) or

(ii)	a resolution is passed or proposed, for the dissolution of an Obligor; or

(iii)	any other corporate action, legal proceedings or other procedure or step is taken by an Obligor in relation to any of the matters at (i) or (ii) above,

except, in each case for the purpose of, and followed by, an amalgamation of an Obligor with another Obligor, provided that if one of the amalgamating Obligors is a Borrower, that Borroweris the surviving entity following the amalgamation or solvent deregistration or reconstruction on terms previously approved in writing by the Facility Agent (acting reasonably);or

(i)

Receiver, etc: an encumbrance takes possession, or a trustee, receiver, receiver and manager, administrator, inspector, controller under any companies or securities legislation, or similar official, is appointed in respect of an Obliger or the whole or any part of its assets following default under any indebtedness for borrowed money in excess of the Threshold Amount (or its equivalent in other currencies) or an administrator, provisional liquidator, liquidator or person having a similar or analogous function under the laws of any relevant jurisdiction is appointed in respect of an Obliger or any corporate action, legal proceedings or other procedure is taken to appoint any such person and the action or appointment is not stayed, withdrawn or dismissed within 10 Business Days; or

(j)

Statutory management: any step is taken to appoint, or with a view to appointing, a statutory manager (including the making of any recommendation in that regard by the Financial Markets Authority) under the Corporations (Investigation and Management) Act 1989 in respect of an Obliger, or an Obliger or any associated person (as that term is defined in that Act) of it is declared at risk pursuant to the provisions of that Act; or

(k)

Distress or judgment: a distress, attachment or other execution for a sum exceeding the Threshold Amount (or its equivalent in other currencies) is levied or enforced upon, or commenced against, any assets of an Obligor and is not discharged or stayed within7 Business Days, or a judgment for a sum exceeding the Threshold Amount (or its equivalent in other currencies) is obtained against an Obligor and is not satisfied, stayed or discharged within 10 Business Days except, in each case, where the relevant Obligor is contesting the same in good faith by appropriate proceedings; or

(I)	Insolvency:

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(i)

an Obliger is declared or becomes bankrupt or insolvent, is unable to pay its debts when they fall due, or is presumed unable to pay its debts in accordance with section 287 of the Companies Act (or any equivalent legislation); or

(ii)

an Obliger enters into dealings with or for the benefit of any of its creditors with a view to avoiding, or in expectation of, insolvency, or makes a general assignment or an arrangement, compromise or composition with or for the benefit of any of its creditors with a view to avoiding or in expectation of insolvency, or stops or threatens to stop payments generally; or

(iii)	any corporate action, legal proceedings or other procedure or step is taken by an Obliger in relation to any of the matters at paragraph (ii) above;

(m)

Winding-up: an application (other than an application which is withdrawn or dismissed within 10 Business Days) or order is made for the winding up or dissolution or a resolution is passed or any steps are taken by a corporation to pass a resolution for the winding up or dissolution of an Obliger except for the purpose of, and followed by, an amalgamation of an Obliger with another Obliger, provided that if one of the amalgamating Obligors is a Borrower, that Borrower is the surviving entity following the amalgamation or solvent deregistration or reconstruction on terms previously approved in writing by the Facility Agent (acting reasonably); or

(n)	Analogous event: an analogous or equivalent event to any listed above in paragraphs (h), (i), U), (k), (I) or (m) occurs in any jurisdiction in respect of an Obliger; or

(o)

Compulsory acquisition: all or a material part of the Secured Property secured under the Finance Documents is resumed or compulsorily acquired by a governmental agency and reasonable compensation has not been paid by the governmental agency; or

(p)	Invalidity of Finance Documents: any provision of a Finance Document which in the opinion of the Facility Agent is material:

	(i)	ceases to have effect in whole or in part, other than by performance or as permitted by its terms; or

	(ii)	becomes, wholly or partly void, voidable, illegal, invalid or unenforceable (other than by reason only of a party waiving any of its rights), or the performance of any such provision becomes illegal, or an Obliger, or any person on its behalf, makes any allegation or claim to that effect, or the rights or benefits available to a Finance Party under the Finance Documents are otherwise impaired; or

(q)	Repudiation or termination of Finance Document: an Obliger repudiates any Finance Document or evidences an intention to repudiate a Finance Document or any Finance Document is terminated; or

(r)	Pay debts of another person: an order is made requiring an Obliger to pay any debts of another person and such order is reasonably likely to have a material adverse effect; or

(s)

Litigation: an Obliger is or becomes party to any litigation, tax claim or administrative or arbitration proceedings before or of any court, tribunal, arbitrator or government, governmental agency or authority, or to any dispute with any government, governmental agency or authority, which, (taking into account the likelihood of being adversely determined) would, or is reasonably likely to have, a material adverse effect, except for frivolous or vexatious claims where the Facility Agent is satisfied (acting

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reasonably) that the relevant Borrower or Obllgor is contesting the same in good faith by appropriate proceedings; or

(t)

Environmental Event: any claim or requirement of expenditure or cessation of activity under any Environmental Law occurs in relation to an Obligor or any circumstances arise which could be reasonably expected to give rise to such a claim or requirement and, in each case, such occurrence has, or is reasonably likely to have, a material adverse effect; or

(u)

Material adverse effect: any event or series of events, whether related or not, occurs, or any circumstances arise or exist, which in the opinion of the Facility Agent (acting reasonably) has a material adverse effect; or

(v)

Security Documents: a Security Document does not provide the Finance Parties with a security interest having the priority which it purported to have and the same is prejudicial to the interest of the Finance Parties in a material respect, then without prejudice to any other remedies which the Lenders may have:

(i)

the Security Documents shall become immediately enforceable and the Facility Agent may (and will if so directed by the Majority Lenders) instruct the Security Trustee to commence enforcement of any Security Document; and

(ii)	the Facility Agent may (and will if so directed by the Majority Lenders) by notice to the Borrowers:

(A)

declare alt or any of the Facility Amount. any Advance, any Ancillary Outstandings or any other indebtedness to be and that Facility Amount, Advance, Ancillary Outstandings or other indebtedness will be, due and payable either immediately or upon demand or at such later date as the Facility Agent may specify; and/or

(B)	cancel each Facility whereupon the Facility Amount shall be reduced to zero.

13.2	Investigations

If the Facility Agent has reasonable grounds to believe that an Event of Default or Potential Event of Default has occurred and is continuing, or is reasonably likely to occur, the Facility Agent may, if instructed to do so by the Majority Lenders, instigate such investigations and instruct such reports as it deems necessary including accounting, legal and valuation reports. All costs associated with such investigations and reports will be for the account of the Company and, if required by the Facility Agent, the Company will be the party who formally engages the accountants or other experts.

14.	Changes in circumstances

14.1	Increased costs

If by reason of:

(a)	the introduction of, or any change in, any law, directive or any ruling, or any change in the interpretation, administration or application thereof made after the date of this agreement;

(b)	compliance or implementation by any Lender or a Related Body Corporate of a Lender with any law or directive made after the date of this agreement; or

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(c)

any introduction, change, clarification or publication relating to Basel Ill, CRD IV or CRR to the extent such increased costs were not capable of being calculated with sufficient accuracy prior to the date of this agreement due to a lack of clarity or detail in Basel Ill, CRD IV, CRR and/or any related information from a banking regulator available on the date of this agreement;

(i)

the cost to any Lender or a Related Body Corporate of a Lender of making available, or agreeing to make available, or maintaining or funding, its participation in a Facility or any part of that Facility, or of otherwise giving effect to this agreement, is increased; and/or

(ii)

the amount of any payment received or receivable by any Lender or the effective return to any Lender or a Related Body Corporate of a Lender under or in connection with any Finance Document is reduced (whether by reason of tax or otherwise); and/or

(iii)

any Lender or a Related Body Corporate of a Lender makes any payment or foregoes any interest, fees or other return on or calculated by reference to the amount of any sum received or receivable by it under or in connection with any Finance Document; and/or

(iv)

any Lender or a Related Body Corporate of a Lender is unable to obtain the rate of return on capital in respect of this agreement which might reasonably have been expected at the date hereof but for its entering into and/or performing its obligations under this agreement, then and in any such case (unless the increased cost, reduction, payment, foregone interest, fees or other return or reduced rate of return on capital occurs as a result of tax on overall net income of that Lender or the Related Body Corporate of that Lender):

(v)	the relevant Lender shall promptly notify the Facility Agent and the Borrowers of the occurrence of the relevant event;

(vi)

the Borrowers shall from time to time pay to the Facility Agent for the account of that Lender on demand the amount that that Lender specifies to be necessary to compensate it (or it's Related Body Corporate) for (and only to the extent of) that increased cost, reduction, payment, foregone interest, fees or other return or reduced rate of return on capital;

(vii)

the Borrowers shall be entitled at any time after the receipt of any such demand, so long as the circumstances giving rise to that increased cost, reduction, payment, foregone interest, fees or other return or reduced rate of return on capital continue, on giving not less than 15 Business Days' notice to the Facility Agent and the relevant Lender (which notice shall be irrevocable), to elect that, at the end of that notice period or (at the election of the Borrowers) on the next Interest Payment Date of an affected Advance, or the Repayment Date of an affected Advance, such Lender's participation in the Facilities be cancelled whereupon on the relevant date:

	(A)	the Commitment of such Lender shall be reduced to zero;

	(B)	the amount of each relevant Facility so affected shall be reduced by the amount of that Lender's Commitment; and

(C)

the Borrowers shall on that date (or the relevant dates, as the case may be) prepay to that Lender the whole (but not part only) of that Lender's participation in each such outstanding Advance made to it together with

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(on the last such date) all other Outstanding Money payable to that Lender; and

(D)	upon a reduction being made in accordance with clauses 14.1 (vii)(A) and 14.1 (vii)(B), the Facility Agent shall immediately notify each of the Lenders of such reductions.

The obligations of the Borrowers under clause 14.1 (vi):

(viii)	shall survive termination of this agreement and the Facilities; and

(ix)	are subject to the increased costs not being attributable to:

(A)	a FATCA Deduction required to be made by any party; or

(B)	a tax deduction required by law which is subject to clause 16.1.

14.2	Illegality and market change

(a)	Reduction of Commitment and prepayment: If by reason of:

	(i)	the introduction of or any change in any law or any change in the interpretation or application thereof, by any governmental agency in each case after the date of this agreement; or

	(ii)	compliance by any Lender with any directive made after the date of this agreement; or

	(iii)	any other circumstances affecting the relevant funding markets generally or the availability of finance to lending institutions in those markets generally,

any Lender is unable, or it becomes impossible or illegal for any Lender, to make available, or maintain or fund, its participation in a Facility, or otherwise to give effect to this agreement, that Lender may, by notice to the Borrowers, cancel its participation in that Facility, whereupon on the date on which that Lender stipulates (which may not be earlier than 5 Business Days before the date which it reasonably determines is the date on which the illegality or impossibility takes effect):

(iv)	the Commitment of that Lender will be reduced to zero;

(v)	the amount of each relevant Facility so affected shall be reduced by the amount of that Lender's Commitment;

(vi)

the Borrowers shall prepay to that Lender the whole (but not part only) of that Lender's participation in each such outstanding Advance made to it together with all other Outstanding Money payable to that Lender; and

(vii)	upon a reduction being made in accordance with clauses 14.2(a)(iv) and 14.2(a)(v), the Facility Agent shall immediately notify each of the Lenders of such reductions.

(b)

Consultation: Without affecting the Borrowers' obligations to make any payments under clause 14.1 (f) or 14.2, if notice is given to the Borrowers under clauses 14.1 (e) or 14.2 (other than in respect of an illegality), the Borrowers and the relevant Lender will, if the Borrowers so request, for a period of 30 days (or such longer period as the relevant Lender may agree) discuss whether there are any mutually satisfactory alternative means by which that Lender's Commitment might be made or continued in

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such a way that would avoid or minimise the circumstances giving rise to such a notice.

14.3	Survival of obligations

The obligations of the Borrowers under clause 14.2 are to survive termination of the Facilities and payment of all other indebtedness due under any Finance Document.

14.4	Impossibility

None of the Finance Parties is to be liable for any failure to perform or comply with its obligations under the Finance Documents resulting directly or indirectly from:

(a)	the action or inaction of a governmental or local authority, strike, labour disturbance (whether of its employees, officers or otherwise);

(b)	a change in any law, or any change in the interpretation or application thereof, by any governmental agency;

(c)	other circumstances affecting the relevant funding markets generally or the availability of finance to lending institutions in those markets generally; or

(d)	any other cause which is beyond its control.

14.5	Market Disruption

(a)

If the Facility Agent determines that a Market Disruption Event has occurred in relation to an Advance for any Interest Period, then the Facility Agent shall promptly notify the Company and the Lenders and the rate of interest on each affected Lender's share of that Advance for the relevant Interest Period shall be the percentage rate per annum which is the sum of:

	(i)	the Margin; and

(ii)

the rate notified to the Facility Agent by that affected Lender determined by the Lender as soon as practicable and in any event before interest is due to be paid in respect of that Interest Period, to be that which expresses as a percentage rate per annum the cost to that affected Lender (acting in accordance with usual banking practice) of funding that Advance from whatever source it may reasonably select.

(b)	In this agreement Market Disruption Event means:

(i)

there is no Screen Rate and it is not possible to calculate the Interpolated Screen Rate at the Specified Time and none or only one of the Reference Banks supplies a buy rate to the Facility Agent to determine the Base Rate; or

(ii)

before the close of business in Auckland on the first day of the relevant Interest Period, the Facility Agent receives notifications from a Lender or Lenders (whose aggregate participations in an Advance exceed 35% of that Advance) that as a result of market circumstances not limited to it, the cost to it of funding it participation in the relevant Advance exceeds the Base Rate (in which case, an affected Lender will be each Lender giving such a notification).

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14.6	Alternative basis of interest or funding

(a)

If a Market Disruption Event occurs and the Facility Agent or the Company so require, the Facility Agent and the Company shall enter into negotiations (for a period of not more than 30 days) with a view to agreeing a substitute basis for determining the rate of interest. During the period of negotiation, the rate of interest shall be calculated in accordance with clause 14.5(a).

(b)	Any alternative basis agreed pursuant to clause 14.6(a) shall, subject to the agreement of all Lenders and the Company, be binding on all parties to this agreement.

(c)	The Facility Agent shall promptly inform the Company and each Lender of any alternative basis agreed under this clause 14.6.

14.7	FATCA Deduction

(a)

Each party may make any FATCA Deduction it is required to make by FATCA, and any payment required in connection with that FATCA Deduction, and no party shall be required to increase any payment in respect of which it makes such a FATCA Deduction or otherwise compensate the recipient of the payment for that FATCA Deduction.

(b)

Each party shall promptly, upon becoming aware that it must make a FATCA Deduction (or that there is any change in the rate or the basis of such FATCA Deduction) notify the party to whom it is making the payment and, in addition, shall notify the Company and the other Finance Parties.

15.	Payments

15.1	Payments by Lenders

All payments to be made by a Lender to a Borrower under this agreement shall be made for value in the place of payment on the due date to the account of the Facility Agent previously notified by the Facility Agent to each Lender, provided that where a Lender is due to receive any funds from a Borrower under this agreement on the same day and in the same currency as that on and in which it is to make a payment to that Borrower, it may (having given notice to the Facility Agent and the relevant Borrower no later than the second Business Day before the date of payment) apply the payment to be made by it in or towards satisfaction of the payment to be made to it.

15.2	Distribution to the Borrowers

The Facility Agent shall pay to the relevant Borrower before the close of business in the place of payment on the due date any amount so paid to the Facility Agent by the Lenders. Such payment shall be made in the same currency as received by the Facility Agent to the account in the place of payment specified in the relevant Drawdown Request.

15.3	Payments by the Borrowers

All payments of principal, interest, or fees due from the Borrowers shall be paid to the Facility Agent for the account of the Lenders entitled thereto and all other payments payable by the Borrowers under this agreement or any other Finance Document to or for account of a Finance Party shall be paid directly to that Finance Party. Each such payment shall be made for value in the place of payment on the due date to the account of the Facility Agent or, as the case may be, that Finance Party previously notified by the Facility Agent or, as the case may be, that Finance Party to the Borrowers.

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15.4	Distribution to Lenders

The Facility Agent shall pay to each Lender, promptly upon receipt, each Lender's proportionate share of any amount paid to the Facility Agent for the account of the Lenders. Such payment shall be made in the same currency as received by the Facility Agent to the account specified by the relevant Lender. If the Facility Agent receives a payment that is insufficient to discharge all the amounts then due and payable by an Obliger under the Finance Documents, the Facility Agent shall apply that payment towards the obligations of that Obliger under the Finance Documents in the following order:

(a)	first, in or towards payment of any unpaid fees and costs of the Security Trustee under the Finance Documents;

(b)	secondly, in or towards payment pro rata of any unpaid fees and costs of the Facility Agent or the Mandated Lead Arrangers under the Finance Documents;

(c)	thirdly, in or towards payment pro rata of any Principal, interest, fees or commission due but unpaid under this Agreement; and

(d)	fourthly, in or towards payment pro rata of any other sum due but unpaid under the Finance Documents.

15.5	Refunding of payments

Where an amount is to be paid to the Facility Agent for the account of another person, the Facility Agent shall not be obliged to pay that amount to that other person until it has been able to establish that it has actually received that amount. If the Facility Agent does pay that amount and it proves to be the case that it had not actually received the amount paid out, then the person to whom that amount was paid shall immediately on request refund it to the Facility Agent, together with an amount sufficient to indemnify the Facility Agent against any funding or other cost, loss, expense or liability sustained or incurred by it as a result of paying out that amount before receiving it.

15.6	Business Days

If any amount becomes due for payment under a Finance Document on a day which is not a Business Day, it shall (except to the extent otherwise provided in this agreement) be paid on the next following Business Day and any interest shall be adjusted accordingly.

15.7	Same day funds

Each payment to be made under this clause 15 shall be made in same day funds.

15.8	Reinstatement

If a payment made by an Obliger pursuant to a Finance Document is avoided by law:

(a)	that payment will be deemed not to have discharged or affected the obligation of that Obliger in respect of which that payment was made or received; and

(b)

the Finance Parties and that Obliger will be deemed to be restored to the position in which each would have been, and be entitled to exercise all the rights which each would have had, if that payment had not been made.

15.9	Payments to be free and clear

All amounts payable by the Obligors under a Finance Document shall be paid:

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(a)	free and clear of any restriction or condition; and

(b)

(except to the extent required by law or as expressly provided otherwise in this agreement) without any deduction or withholding on account of any tax or any other amount, whether by way of set-off, counterclaim or otherwise.

16.	Taxes

16.1	Gross-up If:

(a)	an Obligor is required by law to make any deduction or withholding from any amount paid or payable by it under a Finance Document (other than a FATCA Deduction); or

(b)

any Finance Party is required by law to make any payment on account of tax (other than tax on overall net income of the relevant Finance Party) or otherwise on or in relation to any amount received or receivable by it under a Finance Document (other than a FATCA Deduction), then:

(c)

that Obliger shall ensure that any such deduction or withholding does not exceed the legal minimum and shall pay the amount required to be deducted, withheld or paid to the relevant authority before the date on which penalties attach thereto;

(d)

(unless the requirement is a result of a Lender breaching its undertaking in clause 16.3 or relates to a FATCA Deduction required to be made by any party) the amount payable by that Obliger in respect of which that deduction, withholding or payment is required to be made shall be increased to the extent necessary to ensure that, after that deduction, withholding or payment is made, the relevant Finance Party receives and retains (free from any liability in respect of any such deduction, withholding or payment) a net amount equal to the amount which it would have received and so retained had no such deduction, withholding or payment been made;

(e)	that Obliger shall promptly deliver to the relevant Finance Party the receipt issued by the applicable authority evidencing that such deduction or withholding has been made; and

(f)

that Obligor may at any time subsequently, so long as a requirement to pay any additional amount under this clause 16.1 continues and subject to the relevant Finance Party having received not less than 15 Business Days' notice of that Obliger's intention to do so (which notice shall be irrevocable), elect that the Finance Party's participation in any Facility be cancelled whereupon the relevant Facility Amount will be reduced by the amount of that Finance Party's Commitment and the Borrowers shall prepay the relevant Finance Party's participation in the relevant Facility Amount together with any Outstanding Money owing to the relevant Finance Party in respect of that Facility, such prepayment to be effected immediately (or within any period specified by the relevant Finance Party).

16.2	Tax credit

Any tax credit or refund received by any Finance Party in relation to an additional amount paid by an Obliger to that Finance Party under clause 16.1 shall be refunded to that Obliger unless the relevant Finance Party determines that it would be prejudiced as a result of such payment. Nothing in this clause, however, shall interfere with any Finance Party's right to arrange its taxation affairs in whatever manner it deems fit and, in particular, no Finance

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Party shall, whether by virtue of this clause or otherwise, be under any obligation to claim relief from its corporation, profits or similar tax liability in respect of any deduction, withholding or payment referable to this agreement, in priority to any other reliefs, claims, credits or deductions available to it. The notification of the relevant Finance Party as to any such tax credit or refund shall be conclusive and binding on an Obliger. No Finance Party will be obliged to disclose any information regarding its tax affairs and computations.

16.3	Certificate of exemption

Each Lender that is resident or engaged in business through a fixed establishment (as that term is defined in the Income Tax Act 2007 (Tax Act)) in New Zealand:

(a)	confirms that as at the date of this agreement it holds a valid resident withholding tax exemption certificate (certificate of exemption) issued pursuant to section RE27 of the Tax Act;

(b)	agrees to use reasonable endeavours to maintain a certificate of exemption during the continuance of the Facilities provided it is lawfully able to do so; and

(c)	agrees to notify the Company (with a copy to the Facility Agent) if it ceases to hold, or ceases to be entitled to hold, a certificate of exemption.

16.4	Approver issuer

(a)	If requested by any Lender that is neither resident nor engaged in business through a fixed establishment (as that term is defined in the Tax Act) in New Zealand, each Borrower will:

	(i)	register as an "approved issuer" (as defined in section YA1 of the Tax Act); and

	(ii)	register the Facilities with the Commissioner of Inland Revenue under section 86H of the Stamp and Cheque Duties Act 1971,

and shall, in respect of any payment of interest (or payment deemed by law to be interest) to Lenders that are neither resident nor engaged in business through a fixed establishment, make the relevant payment of approved issuer levy (as defined in section 86F of the Stamp and Cheque Duties Act 1971) in accordance with section 86K of that Act in order to reduce (to the extent permitted by law) the applicable level of non-resident withholding tax to zero percent, provided that, for the avoidance of doubt, the relevant Borrower may not deduct the amount of such approved issuer levy from that payment of interest (or payment deemed by law to be interest).

(b)	Each Borrower shall notify the Facility Agent immediately upon becoming aware that it has failed to maintain its status as an "approved issuer".

16.5	FATCA Information

(a)	Subject to paragraph (c) below, each party shall, within ten Business Days of a reasonable request by another party:

(i)	confirm to that other party whether it is:

	(A)	a FATCA Exempt Party; or

	(B)	not a FATCA Exempt Party; and

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(ii)

supply to that other party such forms, documentation and other information relating to its status under FATCA (including its applicable "passthru payment percentage" or other information required under the US Treasury Regulations or other official guidance including intergovernmental agreements) as that other party reasonably requests for the purposes of that other party's compliance with FATCA.

(b)

If a party confirms to another party pursuant to 16.S(a)(i) above that it is a FATCA Exempt Party and it subsequently becomes aware that it is not, or has ceased to be a FATCA Exempt Party, that party shall notify that other party reasonably promptly.

(c)	Paragraph (a) above shall not oblige any Finance Party to do anything which would or might in its reasonable opinion constitute a breach of:

	(i)	any law or regulation;

	(ii)	any fiduciary duty; or

	(iii)	any duty of confidentiality.

(d)

If a party fails to confirm its status or to supply forms, documentation or other information requested in accordance with paragraph (a) above (including, for the avoidance of doubt, where paragraph (c) above applies), then:

	(i)	if that party failed to confirm whether it is (and/or remains) a FATCA Exempt Party then such party shall be treated for the purposes of the Finance Documents as if it is not a FATCA Exempt Party; and

(i)

if that party failed to confirm its applicable "passthru payment percentage" then such party shall be treated for the purposes of the Finance Documents (and payments made thereunder) as if its applicable "passthru payment percentage" is 100%, until (in each case) such time as the party in question provides the requested confirmation, forms, documentation or other information.

17.	Default Interest

17.1	Default interest payable

If any Obligor does not pay any sum payable under a Finance Document when due, it shall (without double counting) pay interest on the amount from time to time outstanding in respect of that overdue sum for the period beginning on its due date and ending on the date of its receipt by the relevant Finance Party when paid to that Finance Party (both before and after any judgment) in accordance with this clause 17.

17.2	Rate of default interest

Interest payable under clause 17.1 shall be calculated and payable by reference to successive periods, each of which (other than the first, which shall begin on and include the due date) shall begin on the last day of the previous period. Each such period shall be of a duration selected by the Facility Agent (or other Finance Party) from time to time (provided that the duration of such period shall be not less than 30 days) and the rate of interest applicable for a particular period shall be the rate per annum determined by the Facility Agent to be equal to the aggregate of 2% per annum, the Margin then applicable in respect of the Facilities and the weighted average cost to the relevant Finance Party or Finance Parties (as the case may be) of funding the overdue sum.

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17.3	Payment of default interest

Interest payable under clause 17.1 shall be payable on the last day of each period in respect of which it is calculated and on the date of receipt of the overdue sum by the relevant Finance Party. Any interest which is not paid when due shall be added to the overdue sum on a 30 day compounding basis and shall itself bear interest accordingly.

18.	Set-off

18.1	Set-off

Each Obligor authorises the Facility Agent (on behalf of itself and each Lender) and each other Finance Party at any time during the continuance of an Event of Default to apply (without any prior notice or demand) any credit balance of that Obliger on any account in any currency and at any offices of the Facility Agent or any such Finance Party in or towards satisfaction of any outstanding indebtedness then due to it under any Finance Document. If at any time following the occurrence and continuance of an Event of Default any amount is contingently due or any amount due is not quantified, the Facility Agent or any such Finance Party may retain and withhold payment of any such credit balance and the payment of any interest or other moneys thereon pending that amount becoming due and/or being quantified, and may set-off the maximum liability which may at any time be or become owing to it by that Obligor, or partly the one and partly the other, and ln each case without any prior notice or demand. For the purposes of this clause 18.1, the Facility Agent and each Finance Party:

(a)	is authorised to break any term deposit and to use all or any part of any such credit balance to buy such other currencies as may be necessary to effect those applications; and

(b)

shall not be obliged to exercise any of its rights under this clause 18.1, which shall be without prejudice and in addition to any other rights under any Finance Document and any right of set-off, combination of accounts, lien or other right to which it is at any time otherwise entitled (whether by law, contract or otherwise).

18.2	Contractual rights

The rights of the Facility Agent and each Finance Party under clause 18.1 are contractual rights affecting the terms upon which any credit balance is held and the creation of those rights does not constitute the creation of any security over, or other proprietary interest in, that credit balance.

19.	Sharing

19.1	Proportionatesharing

Whenever any Lender receives or recovers (whether by way of set-off, banker's lien or otherwise) any moneys in respect of any amount due from any Obliger under any Finance Document (except to the extent that this agreement expressly provides for direct payment to that Lender of such amount, including any amount payable under this agreement in relation to the transfer of a Commitment, or part thereof or under clauses 14.1 or 22) otherwise than by way of a distribution by the Facility Agent under this agreement or another Finance Document, then:

(a)	that Lender shall promptly pay those moneys to the Facility Agent; and

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(b)

that payment or recovery shall be deemed to have been a payment to the Facility Agent for the account of the Lenders and not a payment to that Lender for its own account, and to that extent the liability of the relevant Obliger to that Lender shall not be reduced by that payment or recovery, other than to the extent of any distribution received by that Lender under this agreement.

19.2	Repayment

If all or a portion of the relevant payment or recovery to or by a Lender is subsequently rescinded or must otherwise be restored to an Obliger, the Lenders shall repay to the Facility Agent for the account of that Lender such amount as shall be necessary to ensure that the Lenders share rateably (in accordance with their Commitments) in the amount of the payment or recovery retained and clause 19.1 (b) shall apply only to the retained amount.

19.3	Refusal to join in action

If any Lender fails or refuses to join in any action with the other Lenders against an Obliger, or does not pay its share of the costs of any such action, in each case having been given a reasonable opportunity and being legally entitled to do so, its failure to do so shall be taken into account when determining its rateable sharing under this clause 19 and that Lender shall not be entitled to share in any amount recovered as a result of any such action.

20.	Relationship of Lenders to Facility Agent and Mandated Lead Arrangers

20.1	Authority

(a)

Each Lender irrevocably appoints and authorises the Facility Agent to act as its administrative agent under the Finance Documents with the powers expressly given to the Facility Agent under the Finance Documents together with any other powers which are reasonably incidental to those powers.

(b)	Without limiting tl1e generality of clause 20.1 (a) the Facility Agent shall, subject to the Finance Documents, act as agent for the Lenders in:

	(i)	receiving payments from and making payments to the Borrowers;

	(ii)	making demand or claim for any moneys payable under any Finance Document;

	(iii)	exercising the rights, powers and remedies of the Lenders against the Borrowers under the Finance Documents; and

	(iv)	issuing and receiving notices under the Finance Documents on behalf of the Lenders.

(c)	Any action taken by the Facility Agent in accordance with this clause 20 shall bind all the Lenders.

(d)	The Facility Agent and the Mandated Lead Arrangers shall have no duties or responsibilities except those expressly set out in the Finance Documents.

20.2	Instructions; extent of discretion

	(a)	In the exercise of any of its rights, powers and discretions under the Finance Documents, the Facility Agent shall act in accordance with the instructions of the

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Majority Lenders. The Facility Agent shall not be obliged to seek instructions except where expressly required by any Finance Document.

(b)

In the absence of any such instructions, the Facility Agent may act as it thinks fit in the best interests of the Lenders as a whole or may, notwithstanding clause 20.1 (b), refrain from acting until receipt of instructions.

(c)

Except where this agreement otherwise expressly provides, the Facility Agent shall not be obliged to consult with the Lenders before giving any consent, approval or agreement or making any determination under the Finance Documents unless it is practicable to do so and shall not, in the opinion of the Facility Agent, prejudice the interests of the Lenders as a whole.

(d)	The Facility Agent may refrain from doing anything which would or might in its opinion be contrary to any law or official directive, or render it liable to any person.

(e)

Notwithstanding any other provision in this clause 20, the Facility Agent shall not be obliged to take any action under any Finance Document until it is first secured to its satisfaction in accordance with clause 20.11 (c).

20.3	No obligation to investigate

	(a)	The Borrowers shall not be concerned to enquire as to whether any instructions have been given to the Facility Agent as required by this agreement or as to the terms of any such instructions.

	(b)	As between an Obligor on the one hand and the Facility Agent and the Lenders on the other hand, all actions taken by the Facility Agent under the Finance Documents shall be deemed to be authorised.

20.4	Facility Agent not a trustee

Neither the Facility Agent nor the Mandated Lead Arrangers shall be deemed to be a trustee for the benefit of any Lender or any Borrower or to have any fiduciary duty other than as expressly provided in any Finance Document. Neither the Facility Agent nor the Mandated Lead Arrangers shall in any respect be the agent of a Borrower by virtue of any Finance Document.

20.5	Exoneration

(a)

Neither the Facility Agent nor the Mandated Lead Arrangers nor any of their directors, officers, employees, agents, attorneys, subsidiaries or successors shall be responsible to any Lender or any Borrower for:

(i)	any statement, representation or warranty provided to them in any Finance Document, or in any document or agreement referred to or provided for in or received under any Finance Document; or

(ii)	the value, validity, effectiveness, genuineness, enforceability or sufficiency of any Finance Document or any other such document or agreement; or

(iii)	any failure by any Borrower, the Security Trustee or any Lender to perform its obligations; or

(iv)	any action taken or omitted to be taken by it or them under any Finance Document except in the case of its or their own wilful misconduct, gross negligence or fraud; or

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(v)	any action taken or omitted to be taken by it or them under any Finance Document acting on instructions from all or the requisite majority of the Lenders.

(b)

Nothing in the Finance Documents shall oblige the Facility Agent or the Mandated Lead Arrangers to carry out any "know your customer" checks in relation to any person on behalf of any Finance Party. Each other Finance Party confirms to the Facility Agent and the Mandated Lead Arrangers that it is solely responsible for any know your customer checks which it is required to carry out and that it may not rely on any statement in relation to such checks made by the Facility Agent or the Mandated Lead Arrangers.

20.6	Delegation

The Facility Agent may delegate to any person any of the rights, powers and discretions vested in the Facility Agent by the Finance Documents which cannot conveniently be exercised by it or through its employees, and may appoint attorneys, upon such terms and conditions as the Facility Agent thinks fit.

20.7	Reliance on documents and experts

The Facility Agent may rely on:

(a)	any communication or document (including any facsimile transmission) reasonably believed by it to be genuine and correct; and

(b)	advice and statements of lawyers, accountants and other experts selected by the Facility Agent.

20.8	Notice of transfer

The Facility Agent may treat each Lender as the holder of the benefit of that Lender's rights under the Finance Documents unless and until the Facility Agent has received a transfer certificate substantially in the form of schedule 7 or a notice of assignment of that Lender's rights in a form satisfactory to the Facility Agent.

20.9	Knowledge of default

(a)

The Facility Agent shall not be required to keep itself informed as to the observance or performance by the Obligors of any of their obligations under any Finance Document or any other document or agreement, or to inspect the assets or records of any Group Member, or to investigate whether or not any Event of Default or Potential Event of Default has occurred or might occur.

(b)

The Facility Agent may assume that the Obligors are observing and performing their obligations, and shall be deemed not to have knowledge of the occurrence of any Event of Default or Potential Event of Default or similar event (whatever called) under any Finance Document unless it has received notice from a Lender or any Borrower stating than an Event of Default or a Potential Event of Default or similar event has occurred and describing it, or the officers of the Facility Agent having responsibility at that time for the administration of the Facility actually become aware that an Event of Default or a Potential Event of Default or similar event has occurred (in which event the Facility Agent shall, subject to clause 20.14(c), promptly notify the Lenders).

20.10	Facility Agent and Mandated Lead Arrangers as Lender and banker

(a)	Each of the Facility Agent and Mandated Lead Arrangers, if a Lender, shall have the same rights and powers under the Finance Documents as the other Lenders and may

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exercise those rights and powers as if it were not acting as the Facility Agent or Mandated Lead Arrangers (as the case may be).

(b)

The Facility Agent and the Mandated Lead Arrangers may (without having to account to any Lender) engage in any kind of business with any Group Member as if it were not the Facility Agent or Mandated Lead Arrangers and may accept fees or other consideration for services without having to account to the Lenders.

20.11	Indemnity to Facility Agent

(a)

The Lenders indemnify the Facility Agent (to the extent not reimbursed by the Obligors) rateably in accordance with their respective Commitments against all costs, losses, expenses and liabilities of any kind which may be sustained or incurred by or asserted against the Facility Agent in its capacity as such relating to or arising out of the Finance Documents other than the normal costs incurred by the Facility Agent in the ordinary course of administration of the Facility. Each Lender shall, upon demand, pay to the Facility Agent its proportionate share of all amounts payable under this indemnity.

	(b)	No Lender shall be liable under this clause 20.11 for any of the foregoing to the extent that they arise from the Facility Agent's wilful misconduct, gross negligence or fraud.

(c)

If the Majority Lenders request the Facility Agent to take any enforcement action the Lenders shall be obliged to pay to the Facility Agent, within three Business Days of request, each amount reasonably estimated by the Facility Agent and its legal advisers as necessary to meet the expenses of legal proceedings or otherwise in connection with such enforcement. Each Lender shall be obliged to pay its respective proportion of those amounts. If the estimated amount exceeds the amount actually required, the Facility Agent shall repay each Lender's proportion of the excess.

20.12	Independent investigation

Each Lender agrees that it has made and shall continue to make, independently and without reliance on the Facility Agent, Mandated Lead Arrangers or any other Lender and based on such documents and agreements and information as it considers appropriate:

(a)	its own investigation into the financial condition and affairs of each Group Member; and

(b)	its own analyses and decisions as to whether or not to take action under any Finance Document.

20.13	Information

	(a)	The Facility Agent shall provide to the Lenders as soon as practicable copies of all notices, reports and other documents provided to the Facility Agent under the Finance Documents.

(b)

The Facility Agent shall not have any duty or responsibility (but is authorised by the Borrowers) to provide any Lender with any information concerning the affairs, financial condition or business of any Group Member which may otherwise come into the possession of the Facility Agent.

(c)

Nothing in any Finance Document shall oblige the Facility Agent to disclose any information relating to the Borrowers if that disclosure would or might in the opinion of the Facility Agent on the basis of the advice of its legal advisers constitute a breach of any law or duty of secrecy or confidence.

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20.14	Replacement of Facility Agent

(a)	Subject to the appointment and acceptance of a successor Facility Agent as provided in this clause 20.14:

	(i)	the Facility Agent may resign at any time by giving not less than 30 days' notice to the Lenders and the Borrowers; or

	(ii)	the Majority Lenders may, by giving not less than 30 days' notice to the Borrowers and the Facility Agent, remove the Facility Agent from office.

(b)	Upon any notice of resignation or removal being given, the Majority Lenders shall have the right to appoint a successor Facility Agent approved by the Borrowers provided that:

	(i)	the Borrowers may not unreasonably withhold their consent; and

	(ii)	no consent shall be required where the proposed successor Facility Agent is a Lender.

(c)

If no successor Facility Agent has been appointed by the Lenders or has accepted an appointment within 30 days after any such notice, the retiring Facility Agent may on behalf of the Lenders appoint a successor Facility Agent.

(d)

Upon the acceptance of any appointment under this clause 20.14 by a successor Facility Agent, the successor Facility Agent shall succeed to and become vested with all the rights, powers and obligations of the retiring Facility Agent under the Finance Documents and as from that time the retiring Facility Agent shall be discharged from its rights, powers and obligations.

(e)

After any retiring Facility Agent's resignation or removal, the provisions of this clause 20 shall continue in effect in respect of any actions taken or omitted to be taken by it while it was acting as the Facility Agent.

(f)

The Facility Agent shall resign in accordance with paragraph (a) above (and, to the extent applicable, shall use reasonable endeavours to appoint a successor Facility Agent pursuant to paragraph (c) above) if on or after the date which is three months before the earliest FATCA Application Date relating to any payment to the Facility Agent under the Finance Documents, either:

(i)

the Facility Agent fails to respond to a request under clause 16.5 and the Company or a Lender reasonably believes that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date;

(ii)

the information supplied by the Facility Agent pursuant to clause 16.5 indicates that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date; or

(iii)	the Facility Agent notifies the Company and the Lenders that the Facility Agent will not be (or will have ceased to be) a FATCA Exempt Party on or after that FATCA Application Date,

and (in each case) the Company or a Lender reasonably believes that a party will be required to make a FATCA Deduction that would not be required if the Facility Agent were a FATCA Exempt Party, and that Lender, by notice to the Facility Agent, requires it to resign.

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21.	Amendments and waivers

21.1	Required consents

(a)

Subject to clause 21.2, any term of a Finance Document (other than a Hedge Agreement, Transactional Bank Facility Document, an Ancillary Document or a Security Document) may be amended or waived only in writing with the consent of the Majority Lenders and the Company and, in the case of any Security Document, any other Obligor which is a party to that Security Document and any such amendment or waiver will be binding on all parties to that Finance Document.

(b)

The Facility Agent or the Security Trustee (as applicable) and the Company may effect, on behalf of any Finance Party and any Obligor respectively, any amendment or waiver permitted by this clause 21 (including by signing any documents in connection with the amendment or waiver) and, in the case of a Security Document, which is also permitted by the terms of the Security Trust and Subordination Deed.

21.2	Exceptions

	(a)	An amendment or waiver (or instruction to the Security Trustee) that has the effect of changing or which relates to:

(i)

the release of security granted under any Security Document or of a Guarantor under clause 24 (other than in the case of a disposal permitted under the terms of clause 10 of the Security Trust and Subordination Deed or where the release is necessary to facilitate the enforcement of the Security Documents in accordance with the terms of the Security Trust and Subordination Deed);

(ii)	the definition of "Majority Lenders" in clause 1.1;

(iii)	a waiver of any of the conditions precedent under clause 5;

(iv)

an increase in the Total Commitments (other than an increase in the Commitments of one or more Lenders which are solely to be used for the purposes of reducing existing Commitments of other Lenders, such that the Total Commitments are not increased as a result);

(v)

any requirement that a cancellation of Commitments reduces the Commitments of the Lenders rateably under a Facility except where Commitments are being recharacterised or restructured pursuant to paragraph (b) below;

(vi)	a change to the Borrowers or Guarantors other than in accordance with clause 25;

(vii)	any provision which expressly requires the consent of all the Lenders;

(viii)	any change to the mandatory prepayment regime in clause 9;

(ix)	clause 4, clause 15, clause 23, clause 19, or this clause 21,

shall not be made without the prior consent of all the Lenders.

(b)	An amendment or waiver relating to:

(i)

any increase in or addition of any Commitment of any Lender, any extension of the availability of any Commitment of any Lender, any redenomination into another currency of any Commitment of any Lender or any extension of any

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Availability Period of a Commitment of any Lender (in each case, other than under clause 23) but including the introduction of any new tranche or facility;

(ii)

a reduction in the Margin or a reduction in the amount, or a change in the currency, of any payment of principal, interest, fees or commission payable or any other payment obligation under a Finance Document;

(iii)	any extension to the date of payment of any amount under the Finance Documents to a Lender;

(iv)

any changes to the Finance Documents (excluding changes relating to, the taking of, or the release coupled with the retaking of security) consequential on or required by reason of applicable law effectively to implement any of the above, shall not be effective without the consent of:

(v)

each Lender that is assuming a Commitment or an increased Commitment in the relevant Facility or whose Commitment is being extended or redenominated, or to whom any amount is owing which is being reduced, deferred or redenominated (as the case may be) (the Affected Lender); and

(vi)	the Majority Lenders (for which purposes the Affected Lenders shall be counted),

and shall not otherwise require the consent of any Lender which is not an Affected Lender except where the amendment or waiver is of a type to which clause 21.2(a) applies.

(c)

An amendment or waiver which relates to the rights or obligations of the Facility Agent, the Security Trustee or the Mandated Lead Arrangers may not be effected without the consent of the Facility Agent, the Security Trustee or the Mandated Lead Arrangers (as the case may be).

(d)	An amendment or waiver which relates to clauses 16, 23.2, 24, 25 or this clause 21 may not be effected without the consent of the Hedging Banks and Transactional Banks.

22.	Indemnities

22.1	Miscellaneous indemnities

Each Obliger indemnifies each Finance Party against any costs, losses, expenses or liabilities sustained or incurred by that Finance Party as a result of:

(a)	all or any part of any Advance not being made for any reason (other than by reason of the default of the relevant Finance Party);

(b)	any amount payable by an Obliger under a Finance Document not being paid when due {but, so far as appropriate, credit will be given for any interest received by a Finance Party under clause 17.3);

(c)	the occurrence or continuance of any other Event of Default or Potential Event of Default or any Obliger not complying with any obligation expressed to be assumed by it in a Finance Document; or

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(d)	a failure by an Obliger to pay any amount due under a Finance Document on its due date, including without limitation, any cost, expense, loss or liability arising as a result of Clause 19 ; or

(e)

a Finance Party acting or relying on any notice, request, instrument or instruction which it reasonably believes to be genuine, correct and appropriately authorised (including, without limitation, any notice, request, instrument or instruction given by electronic mail), including but not limited to any cost, loss (excluding loss of margin), expense or liability on account of funds borrowed, contracted for or utilised to fund any amount payable hereunder and any swap agreements or foreign exchange transactions entered into in anticipation of an Advance (to the extent only that the same relate to that Advance) being made and any cost, loss (excluding loss of margin), expense or liability on prepayment or early termination of any such funds, agreements or transactions.

22.2	Currency indemnity

(a)

If any Outstanding Money is received by a Finance Party in a currency (first currency) other than the currency (second currency) in which it is payable (whether as a result of obtaining or enforcing an order or judgment, the dissolution of any person or otherwise), the amount received shall only satisfy an Obliger's obligation to pay the Outstanding Money to the extent of the amount of the second currency which that Finance Party is able, in accordance with its usual practice, to purchase with the amount received in the first currency on the date of that receipt (or, if it is not practicable to make that purchase on that date, on the first day upon which it is practicable to do so).

(b)	Each Obligor indemnifies the Finance Parties against:

	(r)	any loss sustained by that Finance Party as a result of the amount purchased by it in the second currency pursuant to clause 22.2(a) being less than the amount due; and

	(ii)	all costs and expenses incurred by that Finance Party in purchasing the second currency.

22.3	Payment

The Borrowers shall pay to a Finance Party, upon demand, in the currency stipulated by that Finance Party, all amounts payable pursuant to the indemnities in clauses 22.1 and 22.2(b).

23.	Assignment and transfer

23.1	Agreement binding

This agreement is binding on, and is for the benefit of, the parties and their respective successors, permitted assigns and transferees.

23.2	No assignment

No Obliger may assign or transfer any of its rights or obligations under this agreement or any other Finance Document without the prior written consent of the Facility Agent acting on the instructions of all Lenders.

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23.3	Assignment and transfer by Lenders

(a)

A Lender may assign, novate or otherwise transfer all or any part of its rights and obligations under the Finance Documents provided that the Company has consented to the proposed assignment or transfer (such consent not to be unreasonably withheld or delayed), unless any of the following apply:

(i)	an assignment or transfer is to another Lender or Related Body Corporate of a Lender;

(ii)	the Lender has consulted with the Company for no Jess than 5 Business Days prior to the assignment or transfer and:

	(A)	the assignment or transfer is to a bank or other financial institution active in the Australia and New Zealand or international syndications market, excluding:

(I)	any vulture or distressed debt trust or other fund or entity (whether a hedge fund or otherwise) which, in each case, principally invests in distressed debt or any private equity fund or manager;

(II)	any direct or indirect competitor of any Obliger;

(B)

where the Lender transfers obligations, the bank or other financial institution has a long term credit rating of no less than BBB+ (Standard & Poor's Rating Services or Fitch Ratings ltd) or Baa1 (Moody's Investor Services Limited); and

(C)

after the assignment or transfer each Lender (and any Related Body Corporate of that Lender) will have a minimum Commitment of $5,000,000 and there will be only one Facility C Lender (unless the only other Facility C Lenders are its Related Bodies Corporate); and

(iii)	the assignment or transfer is to a related entity, securitisation or funding vehicle where the Lender remains lender of record; or

(iv)	an Event of Default or Potential Event of Default is continuing at the time of the assignment or transfer,

in which case, no consultation (other than with respect to subparagraph (ii) above), consent or notice is required.

23.4	Transfer certificate

(a)

If a Lender wishes to transfer all or part of its obligations under the Finance Documents, it and the transferee shall execute and deliver to the Facility Agent 4 counterparts of a transfer certificate substantially in the form set out in schedule 7;

	(b)	On receipt of a transfer certificate the Facility Agent shall notify the Borrowers and the other Lenders and the Facility Agent shall, subject to compliance with clause 23.3:

		(i)	countersign the counterparts of the transfer certificate on behalf of all other parties to this agreement;

		(ii)	enter the transfer in a register kept by it (which shall be conclusive) and notify the other parties to this agreement of the transfer and the amended Commitments, if applicable; and

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(iii) retain one counterpart and deliver the others to the Borrowers, the transferring Lender, the transferee and the Security Trustee.

(c) On a transfer certificate being countersigned by the Facility Agent:

(i) the transferring Lender shall be relieved of its obligations arising after the date of the transfer to the extent specified in the transfer certificate;

(ii) the transferee shall be bound by the Finance Documents as stated in the transfer certificate as if it were a party and named as a Lender; and

(iii) the transferring Lender's Commitment shall be reduced or eliminated (as the case may be) and the transferee shall assume a Commitment equal to the reduction or elimination.

(d) Each other party to this agreement irrevocably authorises the Facility Agent to sign each transfer certificate on its behalf provided that the provisions of clauses 23.3 and 23.4 have been complied with;

Information relating to pricing redacted

(e) Each transferee under this clause 23.4 shall be required to pay to the Facility Agent a fee of NZ[redacted].

23.5 Transferee treated as Lender

Any transferee under clause 23.4 shall be treated as a Lender for all purposes of the Finance Documents, and will be bound thereby to the same extent as if it were an original party in respect of the rights and obligations assigned and transferred to it.

23.6 Disclosure

Any Finance Party may disclose to:

(a) any person to (or through) whom it assigns or transfers (or may potentially assign or transfer) all or any of its rights and/or obligations under one or more Finance Documents and to any of that person's Related Body Corporate, Representatives and professional advisers; or

(b) any other person with whom it wishes to enter into contractual relations in connection with the Finance Documents (including, without limitation, any transaction permitted by clause 23.10 of this agreement or any other transaction under which payments are to be made or may be made by reference to, one or more Finance Documents (and/or one or more Obligors and to any of that person's Related Body Corporate, Representatives and professional advisers)), such information about the Group and its financial condition as is made available to the Finance Parties generally and/or any information provided under or in connection with the Finance Documents (**"Confidential Information"**) provided that the person to whom the Confidential Information is to be given has entered into a confidentiality undertaking in favour of the Company substantially in a recommended form of the APLMA or in any other form agreed between the Company and the Facility Agent (a **"Confidentiality Undertaking"**) except that there shall be no requirement for a Confidentiality Undertaking if the recipient is a professional adviser and is subject to professional obligations to maintain the confidentiality of the Confidential Information.

In this clause **"Representative"** means any delegate, agent, manager, administrator, nominee, attorney, trustee or custodian.

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23.7	Lending Branch

Each Lender shall act in respect of each Facility:

(a)	initially through the office or offices of that Lender at the address specified opposite its name in schedule 2; and

(b)	thereafter through any other office or offices selected by that Lender and notified to the Facility Agent.

23.8	No additional payments

The Borrowers shall not be under any greater obligation under any Finance Document as a result of any assignment or transfer of any Lender's rights or obligations or a change of Lending Branch to the extent that such greater obligation is a direct and foreseeable result of that assignment, transfer or change and, which the Lender should, at the time of the assignment or transfer, have reasonably been aware other than in respect of any approved issuer levy or non-resident withholding tax that may apply in relation to interest paid to the transferee where that greater obligation in respect of approved issuer levy or non-resident withholding tax arises directly as a result of a transfer by a Lender.

23.9	Prohibition on Debt Purchase Transactions by the Group

The Company shall not, and shall procure that each other member of the Group shall not, enter into any Debt Purchase Transaction or beneficially own all or any part of the share capital of a company that is a Lender or a party to a Debt Purchase Transaction of the type referred to in paragraphs (b) or (c) of the definition of Debt Purchase Transaction.

23.10	Security over Lenders' rights

In addition to the other rights provided to the Lenders under this Clause 23, each Lender may without consulting with or obtaining consent from any Obligor, at any time charge, assign, sub-participate or otherwise create Security in or over (whether by way of collateral or otherwise) all or any of its rights under any Finance Document to secure obligations of that Lender including, without limitation:

(a)	any charge, assignment or other Security to secure obligations to a federal reserve or central bank;

(b)	any assignment to a trustee of a trust or a corporate vehicle established for the purpose of securitisation; and

(c)

in the case of any Lender which is a fund, any charge, assignment or other Security granted to any holders (or trustee or representatives of holders) of obligations owed, or securities issued, by that Lender as security for those obligations or securities, except that no such charge, assignment or Security shall:

(i)

release a Lender from any of its obligations under the Finance Documents or substitute the beneficiary of the relevant charge, assignment or other Security for the Lender as a party to any of the Finance Documents; or

(ii)	require any payments to be made by an Obligor or grant to any person any more extensive rights than those required to be made or granted to the relevant Lender under the Finance Documents,

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and provided that the relevant Lender will remain the lender of record in respect of its Commitment and the Facility Agent will only deal with that Lender and not deal with a sub- participant or other person.

24.	Guarantee

24.1	Guarantee

Each Guarantor unconditionally and irrevocably guarantees, in favour and for the benefit of the Finance Parties, the due and punctual payment of the Secured Money. Each Guarantor enters into this agreement for valuable consideration which includes the Finance Parties entering into this agreement and the other Finance Documents at its request.

24.2	Payment

(a)

On demand from time to time each Guarantor shall pay an amount equal to the Secured Money then due and payable in the same manner and currency which a Borrower is required to pay the Secured Money under the relevant Finance Document (or would have been but for its Liquidation).

(b)	A demand need only specify the amount owing. It need not specify the basis of calculation of that amount.

24.3	Unconditional nature of obligation

Neither this agreement nor the obligations of any Guarantor under the Finance Documents will be affected by anything which but for this provision might operate to release, prejudicially affect or discharge them or in any way relieve a Guarantor from any obligation. This includes the following:

(a)	the grant to any person of any time, waiver or other indulgence, or the discharge or release of any person;

(b)	any transaction or arrangement that may take place between any Finance Party and any person;

(c)	the Liquidation of any person;

(d)

any Finance Party becoming a party to or bound by any compromise, moratorium, assignment of property, scheme of arrangement, deed of company arrangement, composition of debts or scheme of reconstruction by or relating to any person;

(e)	any Finance Party exercising or delaying or refraining from exercising or enforcing any document or agreement or any right, power or remedy conferred on it by law or by any document or agreement;

(f)

all or any part of any document or agreement held by any Finance Party at any time or of any right, obligation, power or remedy changing, ceasing or being transferred (this includes amendment, variation, novation, replacement, rescission, invalidity, extinguishment, repudiation, avoidance, unenforceability, frustration, failure, expiry, termination, loss, release, discharge, abandonment or assignment);

(g)	the taking or perfection of any document or agreement or failure to take or perfect any document or agreement;

(h)	the failure by any person or any Finance Party to notify any Guarantor of any default by any person under any document or agreement or other circumstance;

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(i)	any Finance Party obtaining a judgment against any person for the payment of any Secured Money;

(j)	any legal limitation, disability, incapacity or other circumstance relating to any person;

(k)	any change in any circumstance (including in the members or constitution of any person);

(I)	any document or agreement is not executed by any person, or is not valid or binding on any person; or

(m)	any increase in the Secured Money for any reason (including as a result of anything referred to above),

whether with or without the consent of a Guarantor. None of the above paragraphs limits the generality of any other.

24.4	Principal and independent obligation

This clause is a principal and independent obligation. Except for stamp duty purposes, it is not ancillary or collateral to another document, agreement, right or obligation.

24.5	No marshalling

No Finance Party is obliged to marshal or appropriate in favour of a Guarantor or to exercise, apply or recover:

(a)	any security, guarantee, indemnity, document or agreement (including any Finance Document) held by it at any time; or

(b)	any of the funds or assets that it may be entitled to receive or have a claim on.

24.6	No competition

	(a)	Until the Secured Money has been irrevocably paid and discharged in full a Guarantor is not entitled to and shall not, except as directed by the Facility Agent:

(i)	be subrogated to any Finance Party or claim the benefit of any security or guarantee held by any Finance Party at any time;

(ii)

either directly or indirectly prove in, claim or receive the benefit of, any distribution, dividend or payment arising out of or relating to the Liquidation of an Obligor, or any person who gives a guarantee or security in respect of any Secured Money; or

(iii)	have or claim any right of contribution or indemnity from any Obligor, or any person who gives a guarantee or security in respect of any Secured Money.

(b)

The receipt of any distribution, dividend or other payment by any Finance Party out of or relating to any Liquidation will not prejudice the right of any Finance Party to recover the Secured Money by enforcement of this agreement or any other Finance Document.

(c)

Each Guarantor must comply with any direction under this clause. Such a direction may require that any proceeds (not exceeding the amount of the Secured Money) be held on trust for, and promptly paid to, the Facility Agent for the account of the Lenders.

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24.7	Suspense account

	(a)	In the event of a Liquidation or if an Event of Default has occurred and is continuing, until the Secured Money has been paid in full each Finance Party may:

		(i)	credit to a suspense account (without applying it); and

		(ii)	appropriate at the discretion of the Facility Agent,

any money received in respect of the Secured Money, including any dividend in a Liquidation or amount received under this agreement or any other Finance Document; and

(b)	prove in any Liquidation of any person in respect of the full amount of the Secured Money disregarding any sums in the suspense account.

24.8	Rescission of payment

Whenever any of the following occurs for any reason (including under any law relating to Liquidation, fiduciary obligations or the protection of creditors):

(a)

all or part of any transaction of any nature (including any payment or transfer) made during the term of this agreement which affects or relates in any way to the Secured Money is void, set aside or voidable;

(b)	any claim that anything contemplated by paragraph (a) is so, is upheld, conceded or compromised; or

(c)	any Finance Party is required to return or repay any money or asset received by it under any such transaction or the equivalent in value of that money or asset,

each Finance Party will immediately become entitled against each Guarantor to all rights in respect of the Secured Money and the Secured Property which it would have had if all or the relevant part of the transaction or receipt had not taken place. Each Guarantor shall indemnify each Finance Party against any resulting loss, cost or expense. This clause continues after this agreement is discharged.

24.9	Indemnity

If any Secured Money (including moneys which would have been Secured Money if they were recoverable) is not recoverable from a Borrower for any reason each Guarantor shall indemnify each Finance Party and shall pay that money to the relevant Finance Party on demand. The reason may include any legal limitation, disability, incapacity or thing affecting a Borrower or any failure to execute properly an agreement or document. This applies whether or not:

(a)	any transaction relating to the Secured Money was void or illegal or has been subsequently avoided; or

(b)	any matter or fact relating to that transaction was or ought to have been within the knowledge of any Finance Party.

24.10	Continuing guarantee and indemnity

This clause:

(a)	is a continuing guarantee and indemnity;

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(b)	will not be taken to be wholly or partially discharged by the payment at any time of any Secured Money or by any settlement of account or other matter or thing; and

(c)	remains in full force until the Secured Money has been paid in full and each Guarantor has completely performed its obligations under the Finance Documents to which it is a party.

24.11	Variations

This clause covers the Secured Money as varied from time to time including as a result of:

(a)	any amendment to, or waiver under, any Finance Document; or

(b)	the provision of further accommodation to the Borrowers,

and whether or not with the consent of or notice to any Guarantor. This does not limit any other provision.

24.12	Judgment

A judgment obtained against a Borrower will be conclusive against each Guarantor.

24.13	Conditions precedent

Any condition or condition precedent to the provision of financial accommodation is for the benefit of the Finance Parties and not the Guarantors. Any waiver of or failure to satisfy such a condition or condition precedent will be disregarded in determining whether an amount is part of the Secured Money.

25.	Change to Obligors

25.1	Additional Borrowers

	(a)	The Company may request that any of its wholly-owned Subsidiaries becomes an Additional Borrower by delivering to the Security Trustee a duly completed and executed Accession Deed.

(b)	The Facility Agent shall instruct the Security Trustee to, and the Security Trustee shall, accept and execute the Accession Deed as soon as reasonably practicable if:

(i)

that Subsidiary is incorporated in the same jurisdiction as an existing Borrower or, if not so incorporated, the Facility Agent (acting on the instructions of all Lenders agrees in writing, acting reasonably) so consents;

(ii)	the Subsidiary is (or becomes} a Guarantor prior to or at the same time as becoming a Borrower;

(iii)	no Event of Default or Potential Event of Default is continuing or would occur as a result of that Subsidiary becoming an Additional Borrower (and the Company has confirmed this is the case);

(iv)	the Facility Agent has received in respect of the relevant Subsidiary:

(A)	a duly executed Accession Deed;

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(B)

a signed Director's Certificate or, if incorporated in a jurisdiction other than New Zealand, a signed equivalent for that other jurisdiction in customary form for that jurisdiction in relation to the Accession Deed;

(C)

all information, documentation and other evidence which any Finance Party may reasonably require in order to carry out "know your customer" or similar checks under applicable laws and regulations relating to anti money laundering, terrorist-financing and economic and trade sanctions; and

(D)

a legal opinion (or opinions) addressed to the Facility Agent and Security Trustee (in form and substance acceptable to the Facility Agent (acting reasonably)) in relation to the relevant Subsidiary and the Accession Deed from the legal advisors of the Facility Agent.

(c)

The Facility Agent shall notify the Company, the Security Trustee and the Lenders promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in clause 25.1 (b)(iv) and upon giving that notice, the relevant Subsidiary becomes a party to this agreement as an Additional Borrower with effect on and from the date specified in the Accession Deed and is bound by the terms of this agreement.

25.2	Resignation of a Borrower

	(a)	The Company may also request at any time that a Borrower (other than the Company) ceases to be a Borrower by delivering to the Security Trustee a duly completed and executed Resignation Deed.

	(b)	The Facility Agent shall instruct the Security Trustee to, and the Security Trustee shall, accept delivery of and execute the Resignation Deed as soon as reasonably practicable if:

		(i)	no Event of Default or Potential Event of Default is continuing or would result from the Borrower ceasing to be a Borrower (and the Company has confirmed this is the case); and

		(ii)	the Borrower is under no actual or contingent obligations as a Borrower under any Finance Documents; and

(iii)

where the Borrower is also a Guarantor, its obligations in its capacity as Guarantor continue to be legal, valid, binding and enforceable and in full force and effect and the amount guaranteed by it as a Guarantor is not decreased as a result of such resignation (and the Company has confirmed this is the case), and the Security Trustee shall notify the Company and the Facility Agent promptly after it has executed the Resignation Deed and shall provide the Company with a copy of the executed Resignation Deed.

(c)

Upon receipt of the duly executed Resignation Deed executed by the Security Trustee, the relevant Borrower shall cease to be a Borrower with effect on and from the date specified in that Resignation Deed and shall have no further rights or obligations in that capacity under the Finance Documents.

25.3	Additional Guarantors

	(a)	The Company shall procure that each of its wholly-owned Subsidiaries becomes an Additional Guarantor by delivering to the Security Trustee a duly completed and executed Accession Deed.

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(b)

The Facility Agent shall instruct the Security Trustee to, and the Security Trustee shall, accept delivery of and execute the Accession Deed as soon as reasonably practicable if the Facility Agent has received in respect of the relevant Subsidiary:

	(i)	a duly executed Accession Deed;

(ii)

a signed accession deed to the General Security Deed or, if incorporated, or carrying on business, in a jurisdiction other than New Zealand signed security documents pursuant to which that Subsidiary grants security over all of its assets, and mortgages over all of its Land in a form consistent with the existing Security Documents and any other documents necessary for the registration of those documents as required by the Facility Agent or the Security Trustee (acting reasonably) together with all duly completed and executed documents which the Facility Agent or the Security Trustee reasonably requires to effect a discharge of any security which is not a Permitted Security Interest (and any discharges of any financing statements registered in relation thereto);

(iii)

a signed Director's Certificate or, if incorporated in a jurisdiction other than New Zealand, a signed equivalent for that other jurisdiction in customary form for that jurisdiction in relation to the Accession Deed and the documents referred to in (i) above;

	(iv)	any documents of title in relation to the assets secured by the security, as is reasonably required by the Facility Agent;

(v)

all information, documentation and other evidence (if any) which any Finance Party may reasonably require in order to carry out "know your customer' or similar checks under applicable laws and regulations relating to anti money laundering, terrorist-financing and economic and trade sanctions; and

(vi)

a legal opinion (or opinions) addressed to the Facility Agent and the Security Trustee (in form and substance acceptable to the Facility Agent (acting reasonably)) in relation to the relevant Subsidiary, the Accession Deed and the documents referred to in (i) and (ii) above from the legal advisors of the Facility Agent.

(c)

The Facility Agent shall notify the Company, the Lenders and the Security Trustee promptly upon being satisfied that it has received (in form and substance satisfactory to it) all the documents and other evidence listed in clause 25.3(b) and the Security Trustee shall notify the Company, the Lenders and the Facility Agent promptly after it has executed the Accession Deed and shall provide the Company with a copy of the executed Accession Deed. Upon receipt of the duly executed Accession Deed by the Security Trustee, the relevant Subsidiary becomes a party to this agreement as an Additional Guarantor with effect on and from the date specified in the Accession Deed and is bound by the terms of this agreement.

25.4	Accession to the Security Trust and Subordination Deed

Any Additional Borrower or Additional Guarantor will become a party to the Security Trust and Subordination Deed in accordance with its terms by its execution of the Accession Deed.

25.5	Resignation of a Guarantor

(a)	The Company may request that a Guarantor (other than the Company) ceases to be a Guarantor by delivering to the Security Trustee a duly completed and executed Resignation Deed.

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(b)	The Facility Agent shall instruct the Security Trustee to, and the Security Trustee shall, accept delivery of and execute the Resignation Deed as soon as reasonably practicable if:

	(i)	no Event of Default or Potential Event of Default is continuing or would occur result from the Guarantor ceasing to be a Guarantor (and the Company has confirmed this is the case);

	(ii)	no payment is due from the Guarantor under any provision of this agreement or another Finance Document;

	(iii)	following the release, the Obligors will continue to satisfy clause 12.1 (c); and

(iv)

where the Guarantor is a Borrower, it is under no actual or contingent obligations as a Borrower and has resigned and ceased (or will resign and cease at the same time) to be a Borrower under clause 25.2, and the Security Trustee shall notify the Company and the Facility Agent promptly after receiving the Resignation Deed and shall provide the Company with a copy of the executed Resignation Deed.

(c)

Upon receipt of the executed Resignation Deed by the Security Trustee the relevant Guarantor shall cease to be a Guarantor with effect on and from the date specified in the Resignation Deed and shall have no further rights or obligations in that capacity under the Finance Documents.

25.6	Security Trustee authorised to receive Accession Deeds and Resignation Deeds

Each party other than the Company and, in the case of a Resignation Deed, the relevant Borrower or Guarantor irrevocably authorises the Security Trustee to accept delivery of any Accession Deed or any Resignation Deed.

26.	Notices

26.1	Writing

Each notice or other communication to be given or made to any party to this agreement or any other Finance Documents shall:

(a)

Writing: be given or made in writing by email, facsimile or letter and be signed by the sender or an authorised officer of the sender and, in the case of a Drawdown Request sent by email, be in the form of a pdf;

(b)

Address: be given or made to that party at the address, facsimile number, or email address, and marked for the attention of the person (if any), from time to time designated by that party to the other for the purposes of this agreement;

(c)	Authorised Signatory: in respect of a Borrower or an Obliger, signed or, in the case of an email sent, by an Authorised Signatory;

(d)	Deemed delivery: not be effective until received by that party, and any such notice or communication shall be deemed to be received by that party:

(i)

(if given or made by letter) when left at the address of that party or five Business Days after being put in the post (by airmail if to another country), postage prepaid, and addressed to that party at that address;

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(ii)

(if given or made by facsimile) upon production of a transmission report by the machine from which the facsimile was sent which indicates that the facsimile was sent in its entirety to the facsimile of the recipient; or

(iii)	(if given or made by email) when received in tangible, readable form by the recipient at the email address advised by the recipient from time to time,

provided that any notice or communication received or deemed received after 5:00pm on a working day in the place to which it is sent, or a day which is not a Business Day in that place, will be deemed not to have been received until the next Business Day in that place.

26.2	Initial address and numbers

The initial address, facsimile number and person (if any) so designated by each party, are set out below:

(a)	Company / Original Borrowers:

Two Degrees Mobile Limited 47 George Street Newmarket Auckland 1023 New Zealand

Facsimile No: +64 9 919 7001
Attention: Chief Financial Officer/General Counsel/Director of Legal & Business Development

(b)	Guarantors: The respective addresses, facsimile numbers, email addresses and designated persons set out in the relevant Accession Deed.

(c)	The Lenders: The respective addresses, facsimile numbers, email addresses and designated persons set out in schedule 2.

(d)	Facility Agent:

Bank of New Zealand Deloitte Centre 80 Queen Street Auckland 1010 New Zealand

(e)	Security Trustee:

Bank of New Zealand Deloitte Centre 80 Queen Street Auckland 1010 New Zealand

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26.3	Requirements as to notices

Each Obliger agrees that:

(a)	no Finance Party is obliged to investigate the validity of an instruction to confirm it was sent by a person with the relevant authority;

(b)	no Finance Party has an obligation to acton in corrector incomplete instructions or instructions that do not comply with the Finance Documents: and

(c)	the Finance Parties may rely on an email address provided by an Authorised Signatory of an Obligor from time to time.

27.	Costs and expenses

27.1	Costs and expenses

The Obligors shall pay to the Finance Parties upon demand an amount equal to all costs, losses, expenses (including out of pocket expenses) and other liabilities on a full indemnity basis {including legal expenses on a full indemnity basis, valuation and other consultants expenses and goods and services and similar taxes thereon) incurred or sustained by a Finance Party in connection with:

(a)	the negotiation, preparation, signing, delivery and administration of the Finance Documents (such costs to be reasonable;)

(b)

the exercise, enforcement or preservation, or the attempted exercise, enforcement or preservation, of any right under any Finance Document, or in suing for or recovering any sum due under any Finance Document: and

(c)	the granting of any waiver or consent under, or the giving of any variation or release of any Finance Document (such costs to be reasonable).

BELL GULLY

27.2	Stamp duty and taxes

The Obligors shall pay all stamp, documentary, transaction, registration and other like duties and taxes (including fines, interest and penalties), if any, which may be payable or determined to be payable in connection with the signing, delivery, registration, performance, exercise of any right under, or enforcement or variation of, any Finance Document, and shall indemnify the Finance Parties against all liabilities in relation to, or resulting from, any delay or omission to pay any such duties or taxes.

27.3	GST

(a)

All payments, monetary or non-monetary, made under or in connection with the Finance Documents have been calculated without regard to GST. If any GST is payable on a supply made under or in connection with this agreement and another Finance Document to any Obligor (taxable supply), that Obligor shall pay, without set- off or demand, to the supplier an amount equal to the amount of GST payable in respect of the taxable supply (additional amount) in addition to the consideration that is otherwise payable for that taxable supply. For the avoidance of doubt, the date for payment of the additional amount is the date of first payment for the taxable supply.

(b)

Where under, or in connection with this agreement or another Finance Document, a party is required to reimburse or indemnify for an amount, that party will pay the relevant amount less the GST input tax credit which the supplier determines that it, or a member of a GST group of which it is a member, is entitled to claim in respect of that amount.

(c)

If an adjustment event arises in respect of a taxable supply, the additional amount will be recalculated to reflect the adjustment event and a payment will be made by the recipient to the supplier or by the supplier to the recipient as the case requires.

(d)	Each Obliger jointly and severally indemnifies the supplier of a taxable supply for any additional amount.

28.	Evidence of debt

28.1	Maintain accounts

The Facility Agent shall maintain, in accordance with its usual practice, accounts evidencing the amounts from time to time lent by and/or owing to the Facility Agent and each Lender under this agreement.

28.2	Accounts prima facie evidence

In any legal action or proceedings arising out of or in connection with any Finance Document, the entries made in the accounts maintained pursuant to clause 28.1 shall be prima facie evidence of the existence and amounts of the obligations of the Borrowers recorded therein.

28.3	Certificate

The certificate of the Facility Agent or any Lender as to any amount or fact which might reasonably be expected to be within the Facility Agent's or that Lender's knowledge relating thereto shall be prima facie evidence as against the Borrowers of that amount or fact.

BELL GULLY

28.4	Determination

The determination by the Facility Agent of the Base Rate from time to time for the purposes of this agreement shall, in the absence of manifest, error, be binding upon the Borrowers.

29.	Waivers and amendments

29.1	No implied waivers

Time shall be of the essence in relation to any Finance Document but no failure on the part of a Finance Party to exercise, and no delay on its part in exercising, any right, power or remedy under any Finance Document shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

29.2	Notice

The Borrowers shall inform all Finance Parties of any requested amendment or waiver of any provision of a Finance Document and, where such amendment or waiver may be agreed or waived, as the case may be, by the Facility Agent, of any such agreement or waiver by the Facility Agent, together with a copy of that amendment or waiver.

29.3	Amendments

Subject to clause 21, no amendment to this agreement is effective unless made in writing between all parties to this agreement.

30.	Confidentiality

30.1	Confidentiality

Each party agrees to keep confidential and not disclose to any person any information provided under or in connection with the Finance Documents except where such disclosure is:

(a)

in the case of the Company to any of its Shareholders and any of their Related Bodies Corporate or any of their officers, employees or directors, any of their legal advisors, auditors, other advisors, shareholders, stakeholders and creditors other than as to the levels of fees and pricing provided by the Lenders and in respect of which the Lenders must consent to the provision of information relating to fees and pricing if such a recipient agrees to receive such information on a confidential basis;

(b)	made with the consent of that other party;

(c)	necessary for the performance of this agreement or any Finance Document;

(d)	required by any law or directive;

(e)

to its legal advisors, auditors, insurers, other advisors or in the case of a Finance Party, any of its Related Bodies Corporate (including head office/branch and representative offices), and its officers, employees, and directors and any of their legal advisors, auditors, other advisors;

(f)	required in connection with the enforcement of any Finance Document or in a proceeding arising out of or in connection with any Finance Document;

BELL GULLY

(g)	in the case of the Facility Agent or the Security Trustee, to the Lenders;

(h)	of information which is in or has come into the public domain other than by reason of a breach by a receiving party of its obligation of confidentiality;

(i)	of information which is identified in writing as non-confidential by the party providing that information; or

(j)	permitted by clause 23.7 of this agreement.

30.2	Confidentiality of personal information

(a)

Subject to paragraph (b) below and without limiting any other provision of this agreement or law (in particular the Privacy Act 1993), all information provided by or on behalf of any Obliger concerning a natural person under or in connection with the Finance Documents (including for the purposes of "know your customer" or similar checks) ("Personal Information") shall be confidential, used only for the purpose for which it was provided and not disclosed other than for the purpose for which it was provided except with the prior written agreement of that person to whom the information relates or as required by law or directive.

	(b)	Where an Obliger has provided Personal Information, it undertakes, represent and warrants to the Finance Parties in relation to such Personal Information that:

		(i)	it has obtained (and shall maintain) the consent from the relevant natural person; and

		(ii)	it is authorised to deliver such information for use by the Finance Parties in accordance with paragraph (a) above.

31.	General

31.1	Survival

Each of the obligations of the Obligors under clauses 15, 16, 22 and 27 shall survive the payment of all moneys owing under this agreement and the satisfaction of all obligations incurred by the Obligors pursuant to this agreement and any part thereof, and the termination of this agreement. Each indemnity shall constitute a continuing obligation of the Obligors which is separate and independent from its other obligations under this agreement, shall apply irrespective of any indulgence granted by a Finance Party and shall continue in full force and effect despite any judgment, order, claim or proof for a liquidated amount in respect of any sum due under this agreement or any judgment or order.

31.2	Partial invalidity

If at any time any provision of any Finance Document is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that illegality, invalidity or unenforceability shall not affect the ability of the Finance Parties to enforce the remaining provisions hereof nor shall the legality, validity or enforceability of those provisions under the law of any other jurisdiction in any way be affected or impaired thereby.

31.3	Remedies cumulative

The rights, powers and remedies provided in this agreement are cumulative and not exclusive of any rights, powers or remedies provided by law.

BELL GULLY

31.4	Authority to the Company

	(a)	Each Guarantor by its execution of this agreement or an Accession Deed under which it becomes a party to this agreement irrevocably:

(i)

authorises the Company, on its behalf, to sign any document pursuant to which a Finance Document is amended, modified or supplemented, to give all notices, instructions and other communications under or in connection with the Finance Documents, and to make any agreements, undertakings, settlements or waivers capable of being given or made by any Obliger notwithstanding that they may affect that Obliger without, in any case, further reference to or the consent of that Obliger; and

		(ii)	appoints the Company as its attorney to do all things referred to in this clause

31.4.

(b)

Every amendment, notice, instruction or other communication, agreement, undertaking, settlement or waiver given or made by the Company under or in connection with the Finance Documents {whether or not known to any other Obliger and whether occurring before or after any other Obliger became an Obliger under this agreement), will be binding for all purposes on all other Obligors as if the other Obligors had expressly concurred with it.

(c)

In the event of any inconsistency between any notice, instruction or other communication of the Company and that of any other Obliger, the Lender will be taken to have received only the notice, instruction or other communication of the Company.

31.5	Counterparts

This agreement may be executed in any number of counterparts, all of which shall together constitute one and the same instrument, and any of the parties hereto may execute this agreement by signing any such counterpart. Once the parties have executed the counterparts, and delivered or transmitted by fax or email to the other parties the signed execution page of the counterpart copy executed by them, each counterpart is deemed to be as valid and binding on the party executing it as if it had been executed by all the parties. Governing law and jurisdiction

32.	Governing law

32.1	Governing Law

This agreement shall be governed by and construed in accordance with the laws of New Zealand.

32.2	Submission to jurisdiction

The Obligors agree that any legal action or proceedings arising out of or in connection with any Finance Document ("proceedings") may be brought in the courts of New Zealand and irrevocably submits to the non-exclusive jurisdiction of those courts.

32.3	Non-exclusive jurisdiction

Nothing contained in this clause shall limit the right of a Finance Party to take proceedings against any Obliger in any other court of competent jurisdiction, nor will the taking of proceedings in one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

BELL GULLY

32.4	Waiver of objection

The Obligors Irrevocably waive any objection which it may have now or hereafter to such courts being nominated as the forum to hear and determine any proceedings, and to settle any disputes, which may arise out of or In connection with any Finance Document, and any claim that any such court is not a convenient or appropriate forum.

32.5	Waiver of immunity

The Obligors irrevocably agree that no immunity (to the extent that it may at any time exist) from suit or from attachment (whether in aid of execution, before judgment, or from any other legal process) will be claimed by it or on its behalf or in relation to its assets, any such immunity being hereby irrevocably waived. Each Obliger irrevocably agrees that it and its assets are, and will be, subject to any proceedings, attachment or execution in relation to its obligations under any Finance Document.

32.6	Consent to enforcement

The Obligors irrevocably and generally consent in relation to any proceedings to the giving of any relief or the issue of any process in connection with those proceedings, including the making, enforcement or execution against any assets whatever of any order or judgment which may be given in those proceedings.

Execution

Executed as a facilities agreement

Original Borrowers and Original Obligors

BELL GULLY

Two Degrees New Zealand Limited (formerly Snap limited) by:

Signatures redacted

S[redacted]re of di ector

Signature of [redacted]

[illegible]

Name of director

Stewart Sherriff

Name of director

102

BELL GULLY

Facility Agent

BANK OF NEW [redacted] EALAND by its

[redacted]

Attorney

Christine. .iuti. Jibnons

Print Name

[redacted]

Attorney

Ian Peter Johnson

Print Name

[redacted]

Signatures redacted

Witness Signature

DAViOSf (JA RT McPiiER&t>N
So ,err
AUCKt.AN.o

Print Name

Occupation

Address

103

BELL GULLY

Mandated Lead Arrangers

BANK OF NEW ZEALAND by its

Attorney I LI
Chrism1a P1- til!UJJons

Print Name

Attorney
Ian Peter Johnson

Print Name

[redacted]

Signatures redacted

Witness Signature

DAVID STUART McPHERSON
SOLICITOR
AUCKLAND

Print Name

Occupation

Address

104

BELL GULLY

Security Trustee

BANK OF NEW ZEALAND by its

[redacted]

Attorney [redacted]	Attorney [redacted]
Christina Ruth Gibbons	Ian Peter Johnson
Print Name	Print Name

[redacted]

Signatures redacted

Witness Signature

DAVID STUART McPHERSON

Print Name

SOLICITOR

AUCKLAND

Occupation

Address

106

BELL GULLY

BANK OF NEW ZEALAND by its attorneys in the presence of:

[redacted]

Attorney

Chrtst\m,. UU, Jiouons

Print Name

[redacted]

Witness Sig

DI\'.!tD STUART t.1cPHEHS'0N

Print Name P L ICITOR

AL'tCKLANO

Occupation

Address

Attorney

Ian Peter Johnson

Print Name

Signatures redacted

109

BELL GULLY

Industrial and Commercial Bank of China (New Zealand) Limited by its authorised signatory in the presence of:

[redacted]

Authorised Signatory

Qian HOU

Print Name

Signatures redacted

[redacted]

Witness Signature

Malveen S. Maharaj

Print Name

Corporate Relationship Manager

Occupation

Level11, 188 Quay Street
Auckland CBD 1143

Address

110

BELL GULLY

ING BANK N.V., SINGAPORE BRANCH [redacted]
signatory i[redacted]

Authorised Signatory

Sander Mutsaers

Print Name

[redacted]

Witness Signature

Eugene Tan

Print Name

Associate

Occupation

Singapore

Address

[redacted]y

Paul Verwijmeren

Print Name

Signatures redacted

111

BELL GULLY

Kiwibank Limited by its authorized signatory in the presence of:

[redacted]

Authorised Signatory

>1wwrl t,.J(-17-;:-r-1r1 10li/

Print Name

[redacted]

Witness Signature

Signatures redacted

NIGEL DURANT

Print Name

BANK MANAGER

Occupation

Ir---l Vtch/f; J'k<ef i,Jcl/-

Address

J'/-,c)/1tul,.

112

BELL GULLY

Schedule 1: Guarantors

Guarantor		Address
Two Degrees Mobile Limited	Contact details redacted Contact details redacted	Two Degrees Mobile Limited 47 George Street Newmarket Auckland 1023 New Zealand [redacted] **Attention:** Chief Financial Officer General Counsel Director of Legal & Business Development **Email:** [redacted]
Two Degrees New Zealand Limited (formerly Snap Limited)	Contact de tails redacted Contact details redacted	Two Degrees New Zealand Limited 47 George Street Newmarket Auckland 1023 New Zealand [redacted] A Chief Financial Officer General Counsel Director of Legal & Business Development **Email:** [redacted]

113

BELL GULLY

Schedule 2: Lenders

Lender	Address	Facility A Commitment	Facility B Commitment	Facility C Commitment	Total
Bank of China (New Zealand) Limited	Level 17, Tower A, 205 Queen Streel, Auckland 1010, New Zealand	[redacted]	[redacted]	[redacted]	[redacted]
Bank of China Limited, Sydney Branch	39-41 York Street Sydney NSW2000 Australia	[redacted]	[redacted]	[redacted]	[redacted]
Bank of New Zealand	80 Queen StreetAuckland New Zealand	[redacted]	[redacted]	[redacted]	[redacted]
Industrial and Commercial Bank of China (New Zealand) Limited	Level11 188 Quay Street Auckland CBD PO Box 106656 Auckland City Auckland1143, New Zealand	[redacted]	[redacted]	[redacted]	[redacted]
ING Bank *N.V.*, Singapore Branch	9 Raffles Place #19-02 Republic Plaza Singapore 048619	[redacted]	[redacted]	[redacted]	[redacted]
Kiwibank Limited	Level 2 New Zealand Post House 7 Waterloo Quay Wellington	[redacted]	[redacted]	[redacted]	[redacted]
Total		**NZ$150,000,000**	**NZ$35,000,000**	**NZ$15,000,000**	**NZ$200,000,000**

Information relating to the lenders' individual commitments redacted

DOCRE 1793 S00_15
Lenders

114

BELL GULLY

Schedule 3: Conditions Precedent

1.	Director's Certificates: A Director's Certificate given by a director of each Obligor which is party to the Finance Documents attached the documents, if any, referred to in that certificate.

2.	Finance Documents: Originals of the Finance Documents, each duly executed by all parties to them.

3.

Know your customer: All information, documentation and other evidence which the Lender may require in order to carry out "know your customer" or similar checks under applicable laws and regulations relating to anti-money laundering, terrorist financing and economic and trade sanctions in connection with the transactions contemplated by the Finance Documents.

4.

Security: Confirmation that the Security Trustee has registered all required financing statements (as determined in the Security Trustee's sole discretion) on the Personal Property Securities Register in relation to the security interests under the Security Documents.

[Confinned satisfied]

5.	Legal Opinion: A legal opinion from Bell Gully in relation to the Obligors and Finance Documents governed by New Zealand law.

I [redacted]

I [redacted]

[redacted]

I [redacted]

I [redacted]

Information relating to arrangements with a contractual counterparty redacted

I [redacted]

I [redacted]

I [redacted]

[Confirmed satisfied]

DOC REF 17936500_16
Conditions Precedent

115

BELL GULLY

7. **Financial Statements:** A copy, certified by an authorised signatory of the Company to be a true copy, of the most recent financial statements of each Obliger.

8. **Fees:** Payment of all fees and expenses that are then due and payable under the Finance Documents or evidence that such fees and expenses will be paid on the first Drawdown Date.

9. **Existing indebtedness:** Evidence that all:

   a. indebtedness under the Existing Facility Agreement; and

   b. SecondRanking Liabilities (as defined in the Prior STID (as defined in the Security Trust and [redacted]ordination Deed)) [redacted]

Information relating to arrangements with a contractual counterparty redacted has, or will be (contemporaneous with the initial Advances under Facility A and Facility B), in each case be repaid in full and irrevocably cancelled (which evidence may be in the form of the initial Drawdown Request in relation to Facility A and Facility B [redacted]

10. **Other:** Any other document, authorisation, opinion or assurance that the Facility Agent may request.

DOC REF 17936500_1S
CondifiOti$Preo.odanl

116

BELL GULLY

Schedule 4: Form of Director's Certificate

To:	Bank of New Zealand (in its capacity as Facility Agent, Lender and Security Trustee) Bell Gully

I, [•], a director of [·J (Company), certify as follows:

1.	Board resolutions

1.1	The board of directors of the Company (Board) has passed all necessary resolutions to:

	(a)	approve the transactions (Transactions) contemplated by the document[s] listed in the schedule (Document[s]), and the Document[s] [themselves] [itself];

	(b)	authorise signing of the Document[s] by or on behalf of the Company in the manner in which [they have] [it has] actually been signed[; and

	(c)	authorise the persons specified in paragraph 9 to give any notices and other communications, and take any other action required, under or in connection with the Document[s] on behalf of the Company].

1.2

The resolutions were duly passed [Option 1: in writing signed by [all of] the directors of the Company [entitled to receive notice of a meeting of the Board J. Option 2: at a meeting of the Board which was properly convened and in respect of which all quorum requirements were duly observed.]

1.3	The resolutions remain in full force and effect.

2.	Directors' self interested transactions

2.1

[Option 1: To the best of my knowledge and belief after making due enquiry [of each other director (as that term is defined in section 126 of the Companies Act 1993 ("Act")) of the Company], none of the directors (as so defined) of the Company has an interest (as that term is defined in section 139 of the Act) in the Transactions.

2.2

Option 2: After making due enquiry, it has been determined that one or more of the Company's directors (as that term is defined in section 126 of the Companies Act 1993 ("Act")) is, or may be, interested (as that term is defined in section 139 of the Act) in the Transactions and such interests have been entered in the interests register accordingly. The Transactions have been disclosed to all shareholders of the Company.

2.3

All of the Company's entitled persons have agreed in writing (pursuant to section 107(3) of the Act) to the Company's entry into and performance of the Document[s] and the Transactions (so that nothing in sections 140 and 141 of the Act will apply to the Transactions).]

2.4	In approving the Document[s] and the Transactions, the Board, after taking into account all relevant factors, is of the view that the Company is receiving or will receive fair value under them.

BELL GULLY

3.	Corporate Benefit

3.1

In approving the Document[s] and the Transactions, the Board, after taking into account all relevant factors, is of the view [Option 1: that the Company's entry into and performance of the Document[s] and the Transactions is in the best interests of the Company. Option 2: (pursuant to an express provision in the constitution of the Company) that the Company's entry into and performance of the Document[s] and the Transactions is in the best interests of the Company's holding Company [and as the Company is not a wholly owned subsidiary of the Company's holding Company the prior agreement to the Company's entry into and performance of the Document[s] and the Transactions has been obtained from all of the Company's shareholders, other than that holding Company].]

4.	Shareholder resolutions

4.1

[Option 1: It has been determined that the Transactions are a "Major Transaction" for the purposes of section 129 of the Act. Accordingly [all of] the shareholders of the Company have by special resolution:

	(a)	approved the Document[s] and the Transactions; and

	(b)	confirmed, approved and ratified the resolutions of the Board referred to above.

4.2	Option 2: It has been determined that the Transactions do not constitute a "Major Transaction" for the purpose of section 129 of the Act.]

5.	Due Execution

5.1	[Each of the] [The] Document[s] has been properly signed and delivered by the Company.

6.	Solvency

6.1	I am not aware of any liquidation proceedings which have been commenced against the Company by any person, or which are intended or anticipated by the Company.

6.2

[Option 1: Having taken into account all relevant factors [(including in the case of a guarantee all rights of contribution and subrogation to which the Company would be entitled if called upon to perform its obligations and the solvency of the guaranteed and guaranteeing parties)] the Board is of the view that the value of the consideration or benefit received, or to be received, by the Company under the Transactions is not less than the value of the consideration provided, or to be provided, by the Company.

6.3	Option 2: After making due enquiry, the Board is of the view that the Company:

	(a)	is able to pay its due debts;

	(b)	will be able to perform its obligations under the Document[s] and the Transactions when required to do so;

	(c)	will not become unable to pay its due debts as a result of the Document[s] and the Transactions; and

	(d)	if the Transactions involve a disposition of property, is not a person to whom any of the criteria in section 346(2) of the Property Law Act 2007 applies.]

BELL GULLY

7.	Financial Assistance

7.1

[Option 1: The Transactions do not include or involve any provision by the Company (directly or indirectly) of financial assistance in connection with the acquisition of a share issued or to be issued by the Company or its holding Company.

7.2

Option 2: The Transactions do include or involve the provision by the Company (directly or indirectly) of financial assistance in connection with the acquisition of a share issued or to be issued by the Company or its holding company. Accordingly, all of the entitled persons in relation to the Company have agreed in writing (pursuant to section 107(1)(e) of the Act) to the Company's entry into and performance of the Documents and the Transactions (so that nothing in sections 76 to 80 of the Act will apply to the Transactions).

7.3

Prior to the provision of the financial assistance, the Board, after taking into account all relevant factors, resolved that it is satisfied on reasonable grounds that the Company would, immediately after the giving of the financial assistance, satisfy the solvency test as set out in section 4, as modified by section 1 08(5), of the Act.

7.4

Those directors of the Company who voted in favour of the giving of financial assistance have signed a certificate stating that, in their opinion, the Company will, immediately after the financial assistance is given, satisfy the solvency test as set out in section 6, as modified by section 108(5), of the Act

7.5

As far as I am aware, at no time since the passing of the resolution referred to in paragraph 6.2 has the Board, or any director of the Company, ceased to be satisfied that the Company will satisfy the solvency test immediately after the giving of the financial assistance.]

8.	Constitution

8.1

[Option 1: The Company does not have a constitution. Option 2: The copy of the constitution of the Company held on its records as maintained on the Companies Office website as at the date of this certificate is complete and includes all alterations to date.]

9.	Authorisations

9.1

AU consents and other authorisations required by the Company in connection with the entry into, execution and performance of the Documents and the Transactions have been obtained on an unconditional and unqualified basis and remain in full force and effect.

10.	[Authorised Signatories

10.1

The following are the true signatures of the persons who have been authorised ([any one of them acting alone][any two of them acting together J) to give any notices and other communications, and to take any other action required, under or 1n connection with the Document[s] on behalf of the Company.

Name	Position	Signature

BELL GULLY

Name	Position	Signature

Date: __________________________________

Signed: _______________________________________________

BELL GULLY

Schedule 5: Form of Drawdown Request

To:	Bank of New Zealand, as Facility Agent

Facilities agreement between, amongst others, Two Degrees Mobile Limited, Bank of New Zealand and ING Bank N.V., Singapore Branch dated [ J 2015 (Facilities Agreement)

1.	Terms defined in the Facilities Agreement shall have the same meaning in this notice.

2.

[We request you to make us an Advance of NZ$ on [Drawdown Date] and to credit the proceeds of the Advance to [our account with [name of bank and branch] numbered [account number]. The Advance is to be made from Facility [A/ B / CJ.

3.	We select [period] as the duration of the [first] Interest Period in respect of the Advance.

4.	[In relation to an Advance under Facility C only] We select [date] as the [Repayment Date] for the Advance.

5.	We confirm that:

(a) no Event of Default or Potential Event of Default has occurred and is continuing, or will occur as a result of making the Advance;

(b)

[In relation to an Advance under Facility B only] the Company is in compliance with the financial covenants set out in clause 12.3(c) of the Facilities Agreement and the Company will remain in compliance with those financial covenants immediately after the Advance is made;

(c)

the representations and warranties contained in clause 11 of the Facilities Agreement, if repeated on today's date with reference to the circumstances existing on today's date, would be true and accurate in all respects; and

(d) there is no subsisting breach of any of the undertakings contained in clause 12 of the Facilities Agreement.

Dated:[•]

[•] by:

Authorised signatory	Authorised signatory

BELL GULLY

Schedule 6: Form of Compliance Certificate

To:	Bank of New Zealand as Facility Agent

Facilities agreement between, amongst others, Two Degrees Mobile Limited, Bank of New Zealand and ING Bank N.V., Singapore Branch dated [] August 2015 (Facilities Agreement)

1.

This certificate is given to you pursuant to clause 12.1(a)(v)(A) of the Agreement. All terms used in this certificate which are defined in the Facilities Agreement have the same meaning in this certificate.

2.	For the purposes of this certificate the Test Date is [insert date].

3.	We certify on behalf of the directors of the Company that to the best of our knowledge and belief, having made due enquiry:

(a)

the covenants and ratios detailed in appendix A (comparing actual performance to the financial covenant) is shown in, or derived from, the consolidated financial statements of the Guaranteeing Group as at the Test Date, adjusted, where appropriate, in accordance with the provisions of the Facilities Agreement and are true and correct in all respects;

(b)

during the period from the Test Date to the date of this certificate, no event or circumstances have occurred or exist which have a material adverse effect on the consolidated financial condition or business of the Guaranteeing Group or the Group;

(c)

no Event of Default, Potential Event of Default or Event of Review is subsisting[.][except as follows: [insert details of default], and we have taken/propose the following remedial action [insert action].

4.	[We provide the following details relating to breaches of the covenants and ratios detailed in appendix A (if any) and how such breaches were remedied: [insert details]).

Dated: [•]

[•] by:

Director	Director

BELL GULLY

(g)(ii)	[insert]
(h)	[insert]
(i)	[insert]
(j)	[insert]
(k)	[insert]

** These computations only need to be made in the Compliance Certificate given in relation to the end of each Financial Year

BELL GULLY

Schedule 7: Form of Transfer Certificate

(Clause 23.4)

Certificate dated:

Parties

[•] (Transferee) whose address, facsimile number and designated person are set out below

[•] (Transferring Lender) being a Lender for the purposes of the Facilities Agreement

Bank of New Zealand (Facility Agent) for itself and on behalf of the other parties to the Facilities Agreement

Bank of New Zealand (Security Trustee) for itself and on behalf of the other parties to the Security Trust and Subordination Deed

Introduction

This certificate is a Transfer Certificate for a Commitment of NZ$[•] relating to a facilities agreement dated [] August 2015 {as amended and restated from time to time) (the Facilities Agreement) between, among others Two Degrees Mobile Limited as Company, the banks and financial institutions named in the Agreement as Lenders, and Bank of New Zealand as Facility Agent.

It is agreed

1.	Definitions

1.1	Terms defined in the Facilities Agreement shall have the same meaning in this certificate.

1.2	In this certificate:

Transferred Rights and Obligations means the rights of and the obligations to be performed by, the Transferring Lender in its capacity as:

(a)	a Lender under the Facilities Agreement; and

(b)	a Lender [and a [Security Trustee]/[Hedging Bank]/[Transactional Bank]/[Ancillary Bank] under the Security Trust and Subordination Deed,

which rights and obligations cease under clause 2 of this certificate and are to be assumed by the Transferee.

Transferred Commitment means the Commitment of the Transferring Lender (or such part of that Commitment) as will be assumed by the Transferee hereunder), namely NZ$[•].

Transfer Date means the later of [•] and the date on which cash consideration is paid by the Transferee to the Transferring Lender.

2.	Transfer

2.1

The Transferring Lender shall cease to be entitled to its rights and to be bound by its obligations relating to the Transferred Commitment with effect from the Transfer Date, but shall remain entitled to such rights and bound by such obligations as may have accrued up to the Transfer Date.

BELL GULLY

2.2	With effect from the Transfer Date:

(a)

the Transferee and each of the parties to the Facilities Agreement shall assume obligations towards each other and acquire rights against each other which are identical to the Transferred Rights and Obligations except in so far as the obligations so assumed and rights so acquired relate to the identity of or location of the Transferee and not to the identity of or location of the Transferring Lender;

	(b)	the Transferee shall be deemed to be a party to the:

(i)	Facilities Agreement, which shall apply as if it were a Lender, with a Commitment equal to the Transferred Commitment;

(ii)	Security Trust and Subordination Deed, which shall apply if it were a Lender [and a[Security Trustee]/[HedgingBank]/[Transactional Bank]l[Ancillary Bank]; and

(iii)	schedule 2 of the Facilities Agreement shall be deemed to be amended accordingly.

3.	Independent investigation

3.1	The Transferee acknowledges that

(a)

it has received a copy of the Facilities Agreement and the Security Trust and Subordination Deed together with such other documents and information as it has required in connection with this transaction and that it has not relied and will not hereafter rely on the Transferring Lender or any other party to the Facilities Agreement or the Security Trust and Subordination Deed to check or enquire on its behalf into the legality, validity, effectiveness, adequacy, accuracy or completeness of any such documents or information; and

(b)

it has not relied and will not rely on the Transferring Lender or any other party to the Facilities Agreement or the Security Trust and Subordination Deed to assess or keep under review on its behalf the financial condition, credit worthiness, condition, affairs, status or nature of the Borrowers or of any other party to the Facilities Agreement or the Security Trust and Subordination Deed.

3.2

The Transferring Lender makes no representation or warranty and assumes no responsibility with respect to the legality, validity, effectiveness, adequacy or enforceability of the Facilities Agreement, the Security Trust and Subordination Deed or any document relating thereto and assumes no responsibility for the financial condition of the Borrowers or any other party to the Facilities Agreement or the Security Trust and Subordination Deed or for the performance and observance by the Borrowers or any other such party of any of its obligations under the Facilities Agreement, the Security Trust and Subordination Deed or any document relating thereto and any and all such representations and warranties, and all conditions, whether express or implied by law or otherwise, are hereby excluded.

4.	Payments

4.1

The Transferring Lender and the Transferee acknowledge and confirm that they will make directly between themselves such payments and adjustments as they may agree amongst themselves with respect to accrued interest, costs and other amounts attributable to the Transferred Commitment prior to the Transfer Date.

4.2	The Transferee shall pay to the Facility Agent on the date of this certificate a fee of N

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redacted

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5.	Notices

5.1	The Transferee's initial address, facsimile number and designated person for notices under the Facilities Agreement and the Security Trust and Subordination Deed are as follows:

Address: Facsimile No: Attention:
Settlement instructions:

5.2	The Transferee's account information for fees and interest::

Lender Settlement instructions for NZ$ - Principal and Interest

NZ$
Account Name
Account number
IBAN NUMBER
Correspondent Bank

Lender Settlement instructions for NZ$ - Fees

NZ$
Account Name
Account number
IBAN NUMBER
Correspondent Bank

6.	Accession

6.1

With effect from and including the date of this certificate the Transferee, for the benefit of each other party or person who is or becomes party to the Facilities Agreement or the Security Trust and Subordination Deed, agrees that it will be bound by the:

	(a)	Facilities Agreement as a Lender as if it had been party originally to the Facilities Agreement in that capacity;

(b)

Security Trust and Subordination Deed as a Lender [and a [Security Trustee]/[Hedging Bank]/{Transactional Bank]/[Ancillary Bank]] as if it had been party originally to the Security Trust and Subordination Deed in that capacity; and

	(c)	special conditions (if any) set out in the annexure to this certificate as if those were terms of the Facilities Agreement and/or Security Trust and Subordination Deed,

so that (among other things) the Transferee acquires the rights, and assumes and agrees to perform all of the obligations, of a Lender under the Facilities Agreement and a Lender [and

BELL GULLY

a [Security Trustee]/[Hedging Bank]/[Transactional Bank]/[Ancillary Bank]] under the Security Trust and Subordination Deed.

7.	Governing Law

This certificate shall be governed by and construed in accordance with the laws of New Zealand, and the parties hereby submit to the non-exclusive jurisdiction of the courts of New Zealand.

8.	Counterparts

This certificate may be executed in any number of counterparts, all of which shall together constitute one and the same instrument, and any of the parties hereto may execute this certificate by signing any such counterpart.

Execution

Transferring Lender

_____________________________________________________________
[•]

Transferee

_____________________________________________________________
[•]

Countersigned by the Facility Agent for itself and on behalf of the other parties to the Facilities Agreement (but without any responsibility or liability except as expressly provided in clause 23.4 of the Facilities Agreement) and the Security Trustee for itself.

Facility Agent

_____________________________________________________________
Bank of New Zealand in its capacity as Facility Agent

Security Trustee

_____________________________________________________________
Bank of New Zealand in its capacity as Security Trustee

BELL GULLY

ANNEXURE

BELL GULLY

Schedule 8: Group Structure Diagram

Group Structure Diagram
Two Degrees Mobile Limited

BELL GULLY

Schedule 9: Form of Accession Deed

Deed dated [•]

Party

[•J (New Party)

It is agreed as follows:

1.	Definition and Interpretation

1.1

In this document, unless the context requires otherwise, words and expressions defined, and references construed, in the Facilities Agreement (as defined below) and not otherwise defined or construed in this document have the same meanings and constructions when used in this document.

Facilities Agreement means the document so entitled dated [] August 2015 (as amended and restated from time to time) between, among others, Bank of New Zealand as Facility Agent, Two Degrees Mobile Limited as Company and Bank of New Zealand as the Security Trustee.

2.	Accession

2.1	With effect from and including the date of this document the New Party, for the benefit of each other party to the Facilities Agreement and the Security Trust and Subordination Deed:

(a)

agrees to become and does become a [GuarantorJ[BorrowerJ[Guarantor, Borrower] and Obliger under the Facilities Agreement and the Security Trust and Subordination Deed as if originally included in and named in the Facilities Agreement and the Security Trust and Subordination Deed as such; and

(b)

agrees to be bound and is bound by the Facilities Agreement and the Security Trust and Subordination Deed in [that capacity][those capacities], so that (among other things) the New Party acquires the rights, and assumes and agrees to perform all of the obligations, of a [Guarantor][BorrowerJ[Guarantor, Borrower} and Obligor under the Facilities Agreement and the Security Trust and Subordination Deed.

3.	Supplemental Deed

3.1

For the purposes of section 14 of the Property Law Act 2007, the parties to this document acknowledge that this document is supplemental to the Facilities Agreement and the Security Trust and Subordination Deed.

4.	No Event of Default

4.1	The Company confirms that no Event of Default or Potential Event of Default is continuing or would result from the New Party becoming a [Guarantor][Borrower] [Guarantor, Borrower] and Obliger.

5.	Attorney

5.1	The New Party irrevocably appoints the Company as its attorney on the basis set out in clause 31.4 of the Facilities Agreement.

6.	Documents

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6.1	The New Party confirms that it has received:

	(a)	a copy of the Facilities Agreement and the Security Trust and Subordination Deed; and

	(b)	all other documents and information it requires in connection with this document and the Finance Documents.

7.	Notices

7.1	For the purposes of the Facilities Agreement and the Security Trust and Subordination Deed, the address for correspondence of the New Party is the address set out below:

[•]

8.	Contracts Privity

8.1

For the purposes of the Contracts (Privity) Act 1982, the New Party acknowledges and declares that its obligations under this document constitute promises which are intended to confer benefits enforceable by each Finance Party, each other Obligor and each party to the Security Trust and Subordination Deed.

9.	Counterparts

9.1

This document may be executed in any number of counterparts, all of which shall together constitute one and the same instrument, and any of the parties hereto may execute this agreement by signing any such counterpart.

10.	Law

10.1	This document is governed by and must be construed according to the laws of New Zealand.

Executed as a deed.

[To be signed as a deed by the New Party]

Company

_____________________________________________________________
Two Degrees Mobile Limited

Security Trustee

_____________________________________________________________
Bank of New Zealand in its capacity as Security Trustee

BELL GULLY

Schedule 10: Form of Resignation Deed

Deed dated [•]

Party

(eJ (Resigning Party}

It is agreed as follows:

1.	Definition and Interpretation

1.1

In this document, unless the context requires otherwise, words and expressions defined, and references construed, in the Facilities Agreement (as defined below) and not otherwise defined or construed in this document have the same meanings and constructions when used in this document and:

Facilities Agreement means the document so entitled dated [] August 2015 (as amended and restated from time to time) between, among others, Bank of New Zealand as Facility Agent, Two Degrees Mobile Limited as Company and Bank of New Zealand as the Security Trustee.

2.	Release

2.1

With effect from and including the date of this document the Resigning Party shall be unconditionally and irrevocably released from all of its obligations as a [Guarantor][Borrower][Guarantor, Borrower and Obliger] under the Facilities Agreement and the Security Trust and Subordination Deed.

3.	No Event of Default

3.1	The Company confirms that:

	(a)	no Event of Default or Potential Event of Default is continuing or would result from the Resigning Party ceasing to be a [Guarantor][Borrower][Guarantor, Borrower and Obliger]; and

(b)

[where the Resigning Party is also a Guarantor, its obligations in its capacity as Guarantor continue to be legal, valid, binding and enforceable and in full force and effect and the amount guaranteed by it as a Guarantor is not decreased as a result of its resignation as a Borrower.]

4.	Supplemental Deed

4.1

For the purposes of section 14 of the Property Law Act 2007, the parties to this document acknowledge that this document is supplemental to the Facilities Agreement and the Security Trust and Subordination Deed.

5.	Contracts Privity

5.1

For the purposes of the Contracts (Privity) Act 1982, the Company acknowledges and declares that its obligations under this document constitute promises which are intended to confer benefits enforceable by each other party to the Facilities Agreement and the Security Trust and Subordination Deed.

BELL GULLY

6.	Counterparts

6.1

This document may be executed in any number of counterparts, all of which shall together constitute one and the same instrument, and any of the parties hereto may execute this agreement by signing any such counterpart.

7.	Law

7.1	This document is governed by and must be construed according to the laws of New Zealand.

Executed as a deed.

[To be signed as a deed by the Resigning Party]

Company

_____________________________________________________________
Two Degrees Mobile Limited

Security Trustee

_____________________________________________________________
Bank of New Zealand in its capacity as Security Trustee

BELL GULLY

Schedule 11: Clean Down Certificate

To: Bank of New Zealand as Facility Agent

Facilities Agreement between, among others, Two Degrees Mobile Limited, Bank of New Zealand and ING Bank. N.V., Singapore Branch dated [ ] August 2015 (as amended and restated from time to time) (Facilities Agreement)

1.	This certificate is given to you pursuant to clause 2.3(d) of the Facilities Agreement.

2.

We confirm that the Borrowers intend to reduce all Outstanding Moneys under Facility C and any Ancillary Facility made by way of an overdraft facility to zero for a period of 5 consecutive Business Days commencing on [•] (being not less than 3 Business Days after the date of this notice) (the "Start Date").

3.	The previous clean down period ended on [•] being not less than 6 months after the Start Date.

4.	Terms defined in the Facilities Agreement have the same meaning in this notice.

Dated [•]

__________________________
Two Degrees Mobile Limited

BELL GULLY

Schedule 12: Selection Notice

To: Bank of New Zealand as Facility Agent

Facilities Agreement between, among others, Two Degrees Mobile Limited, Bank of New Zealand and ING Bank N.V., Singapore Branch dated[] August 2015 (as amended and restated from time to time) {Facilities Agreement)

1.	Particulars of [each/the] Advance requested are as follows:

Principal amount	[Facility AJ/ [Facility	Interest Period
(NZ$)	BJ

[*]	[*]	[ ]

[*]	[*]	[*]

NOTE: Amounts and length of Interest Periods to comply with the Facilities Agreement.

2.	We represent and warrant to each Finance Party on behalf of each Obliger as follows:

(a)

[(Except as disclosed in paragraph (c)] the representations and warranties in the Facilities Agreement are true as though they had been made at the date of this Selection Notice and the first day of the Interest Period specified above in respect of the facts and circumstances then subsisting.

	(b)	[Except as disclosed in paragraph (c) no Event of Default or Potential Event of Default subsists or will result from the drawing or continuation of the [Advance/Advances).

	(c)	Details of the exceptions to paragraphs (a) and (b) are as follows:

	(d)	[*] and we [have taken/propose] the following remedial action: ["].

	(e)	All necessary Authorisations for the provision of each Advance have been obtained and are in full force and effect.

Definitions in the Facilities Agreement apply in this Selection Notice.

On behalf of [*]

By:               [Authorised officer]

DATED [*]